Exhibit 99.1

                    , 2019

Dear Nuance Shareholder:

On November 19, 2018, we announced our intention to spin off our automotive software business. I am pleased to confirm that we expect to distribute shares in the new company, Cerence Inc., to you following the end of our September 30, 2019 fiscal year. At that time, Cerence will be listed on the Nasdaq Global Select Market under the ticker symbol “CRNC,” and you will become one of the first shareholders in what we believe to be an extremely attractive and unique investment opportunity. As a result of the spin off, Cerence will become a pure-play automotive software company, which represents a rare investment opportunity in the public market.

I continue to be incredibly excited about the future of our automotive business, and the strong executive team and very capable, diverse board of directors we have identified for Cerence have only heightened my expectations for the company going forward. The business has built an outstanding track record of innovation and operational excellence as part of Nuance, and I am confident this will continue after the spin-off.

Cerence’s starting point as a standalone, public company will be as a market leader in automotive cognitive assistance solutions powering natural and intuitive interactions among automobiles, drivers, passengers, and the broader digital world. The market for automotive cognitive assistance is rapidly expanding and will grow further as vehicles become more autonomous and drivers and passengers pursue new forms of human-vehicle engagement. As an independent company, Cerence will be uniquely positioned to meet these needs with a dedicated team and capital investment strategy, building upon its track record of innovation and excellence as part of Nuance.

I encourage you to read the attached information statement about Cerence, as well as the supplemental information on Nuance’s investor relations website. The information statement describes the spin-off in detail and contains important business and financial information. Once the spin is effective, each Nuance shareholder will receive shares of Cerence based on the number of shares of Nuance common stock such shareholder holds as of the record date.

Today’s announcement reflects our continued commitment to generate shareholder value as we become the premier provider of speech and language solutions for businesses around the world. I am confident that Cerence will be successful following its separation from Nuance, and I look forward to the bright futures of both Cerence and Nuance.

Sincerely,

Mark Benjamin

Chief Executive Officer

Nuance

                    , 2019

To Our Future Cerence Shareholders:

As the future CEO of Cerence, I would like to personally welcome you as a future shareholder of this exciting business. Cerence is a global leader in the rapidly growing and dynamic automotive technology industry. Our entire team is excited to launch our company in the coming days, and we look forward to delivering long-term value for our future shareholders.

While we will be a new independent public company, we have a rich heritage and deep experience delivering one of the world’s most popular platforms for automotive virtual assistants. Our customers include all major automobile manufacturers or their tier 1 suppliers worldwide. We have helped pioneer the field of AI-powered speech recognition and signal enhancement, natural language understanding and generation, and acoustic modeling technology for the automotive technology industry. And our solutions go far beyond voice, including also the ability to sense emotions, track your gaze, see facial expressions, interpret gestures and read handwriting. With the ability to power an ever-expanding range of interactions between people and their cars, Cerence keeps drivers and passengers entertained, productive, connected and safe.

The market for mobile cognitive assistance continues to grow. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants in both their personal and professional lives. We believe this trend will accelerate in the years to come, and that consumer appetite for these capabilities will grow as vehicles become more autonomous and drivers take advantage of new forms of engagement.

Becoming an independent publicly traded company allows us to optimize our agility and accelerate momentum toward these exciting opportunities. Our experienced management team has a proven track record of success, and I look forward to building on our track record and driving Cerence to new heights as we help lead the automotive technology industry into the future.

As we prepare to embark upon this new and exciting journey, I encourage you to read our filings and watch for the launch of our new website. I value your investment, interest and time. We all look forward to sharing the road with you as a shareholder in Cerence.

Sincerely,

Sanjay Dhawan

Future Chief Executive Officer

Cerence

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion—Dated September 4, 2019

INFORMATION STATEMENT

Cerence Inc.

Common Stock

(par value $0.01 per share)

We are sending you this Information Statement in connection with the spin-off by Nuance Communications, Inc. (“Nuance”) of its wholly-owned subsidiary, Cerence Inc. (the “Company” or “SpinCo”). To effect the spin-off, Nuance will distribute all of its shares of SpinCo common stock on a pro rata basis to the holders of Nuance common stock. We expect that the distribution of SpinCo common stock will be tax-free to holders of Nuance common stock for U.S. federal income tax purposes, except with respect to cash that stockholders may receive (if any) in lieu of fractional shares.

If you are a record holder of Nuance common stock as of the close of business on September 17, 2019, which is the record date for the distribution, you will be entitled to receive one share of SpinCo common stock for every eight shares of Nuance common stock that you hold on that date. Nuance will distribute its shares of SpinCo common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of SpinCo common stock.

The distribution will be effective as of 5:00 p.m., New York City time, on October 1, 2019. Immediately after the distribution becomes effective, SpinCo will be a separate, publicly traded company.

Prior to the distribution, we expect SpinCo to incur indebtedness in an aggregate principal amount of approximately $425.0 million under a senior secured term loan facility, of which approximately $314.2 million of the net proceeds will be transferred to Nuance immediately prior to the distribution.

Nuance’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Nuance stockholders will not be required to pay any consideration for the shares of SpinCo common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Nuance common stock or take any other action in connection with the spin-off.

No trading market for SpinCo common stock currently exists. We expect, however, that a limited trading market for SpinCo common stock, commonly known as a “when-issued” trading market, will develop as early as one trading day prior to the record date for the distribution, and we expect “regular-way” trading of SpinCo common stock will begin on the first trading day after the distribution date. We have been approved to list SpinCo common stock on the Nasdaq Global Select Market under the ticker symbol “CRNC.”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 16 this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                 , 2019.

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TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

INDUSTRY AND MARKET DATA

This Information Statement includes industry and market data that we obtained from various third-party industry and market data sources. These third-party sources include Tractica with respect to the automotive voice and speech recognition software market. All such industry data is available publicly or for purchase and was not commissioned specifically for us. Forecasts based upon such data involve inherent uncertainties, and actual results regarding the subject matter of such forecasts are subject to change based upon various factors beyond our control.

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INFORMATION STATEMENT SUMMARY

In this Information Statement, unless the context otherwise requires:

•	The “Company,” “Cerence,” “SpinCo,” “we,” “our” and “us” refer to Cerence Inc. and its consolidated subsidiaries after giving effect to the Spin-Off; and

•	“Nuance” or “Parent” refers to Nuance Communications, Inc. and its consolidated subsidiaries.

The transaction in which Nuance will distribute to its stockholders all of its shares of our common stock is referred to in this Information Statement as the “Distribution” or the “Spin-Off.” Prior to Nuance’s Distribution of its shares of our common stock to its stockholders, Nuance will undertake a series of internal reorganization transactions, pursuant to which, among other transactions, SpinCo will hold, directly or through its subsidiaries, Nuance’s automotive technology business, which we refer to as the “Business.” We refer to this series of internal reorganization transactions as the “Reorganization Transactions.” In addition, prior to the Distribution, Nuance will sell approximately 1.8% of the shares of our common stock to one or more third party non-affiliate purchasers (the “Sale Transaction”), which will hold such shares immediately after the Spin-Off, and will incur indebtedness in an aggregate principal amount of approximately $425.0 million under a senior secured term loan facility, of which approximately $314.2 million of the net proceeds will be transferred to Nuance immediately prior to the Distribution.

The Spin-Off

On November 19, 2018, Nuance announced plans for the complete legal and structural separation of the Business from Nuance. In reaching the decision to pursue the Spin-Off, Nuance considered a range of potential structural alternatives for the Business and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. To effect the separation, first, Nuance will undertake the series of Reorganization Transactions and the Sale Transaction. Nuance will subsequently distribute all of its shares of our common stock, which will constitute approximately 98.2% of the outstanding shares of our common stock, to Nuance’s stockholders, and following the Distribution, SpinCo, holding the Business, will become an independent, publicly traded company. Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Nuance related to the Spin-Off. These agreements will govern the relationship between Nuance and SpinCo up to and after completion of the Spin-Off and allocate between Nuance and SpinCo various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions” for more information.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Nuance has the right not to complete the Spin-Off if, at any time, Nuance’s board of directors, or the “Nuance Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Nuance or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Following the Spin-Off, Nuance and SpinCo will each have a more focused business that will be better positioned to invest in growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Following the Reorganization Transactions, SpinCo will hold the only current Nuance business primarily focused on the automotive technology industry and SpinCo will be better positioned to focus on automotive technology industry growth areas as well as continued operational excellence. Further, the Spin-Off will allow our management team to devote its time and attention to the corporate strategies and policies and developing partnerships that are based specifically on the needs of our Business. We plan to create incentives for our management and employees that are closely tied to business performance and our stockholders’ expectations, which will help us attract and retain highly qualified personnel. In addition to the benefits for SpinCo, we believe that SpinCo’s separation from Nuance will allow Nuance to focus on the growth opportunities in its healthcare and enterprise businesses. Additionally, we believe the Spin-Off will provide greater transparency into both Nuance and our business and help align each stockholder base with the characteristics and risk profile of the respective businesses. See “The Spin-Off—Reasons for the Spin-Off” for more information.

Following the Spin-Off, we expect our common stock to trade on the Nasdaq Global Select Market under the ticker symbol “CRNC.”

Our Company

Cerence builds automotive cognitive assistance solutions to power natural and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world’s most popular software platforms for building automotive virtual assistants, such as “Hey BMW” and “Ni hao Banma”. Our customers include all major automobile manufacturers (“OEMs”) or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement and acoustic modeling technology. Automotive virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third party virtual assistants into the in-vehicle experience.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into an increasing proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation for our future revenue from variable forecasted royalties and hosted activity is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. Both our embedded and connected technologies are priced and sold on a per-vehicle or device basis, where we receive a single fee for both the embedded license and the connected service term. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

We are being spun off of Nuance, a leading provider of speech and language solutions for businesses and consumers around the world. Nuance has won numerous awards for the performance of its speech recognition and conversational artificial intelligence software. Speech recognition, natural language understanding, artificial intelligence and predictive touch solutions from Nuance have powered many pioneering intelligent devices, including mobile devices, cars, televisions, and wearable devices, and are also established technologies in healthcare and enterprise services. Following the Spin-Off, we will have possession of approximately 1,250 patents and patent applications and other intellectual property currently owned by Nuance. Additionally, we will employ approximately 700 personnel devoted to research and development who will continue to develop our artificial intelligence technology. We will also continue to benefit from Nuance’s deep portfolio of intellectual property and data, and we will provide certain of our intellectual property and data to Nuance, by entering into agreements with Nuance where we and Nuance provide to the other certain non-exclusive licenses or rights to certain intellectual property and data.

Our solutions have been installed in more than 280 million automobiles to date, including over 45 million new vehicles in 2018 alone. Based on royalty reports provided by our customers and third-party reports of total vehicles shipped worldwide, we estimate that approximately 52% of all shipped cars during the nine months ended June 30, 2019 included Cerence technologies, compared to approximately 48% for the fiscal year ended September 30, 2018. Cerence hybrid solutions shipped on approximately 5.7 million vehicles during the nine months ended June 30, 2019, an increase of approximately 46% compared to approximately 3.9 million vehicles for the nine months ended June 30, 2018. For the fiscal year ended September 30, 2018, Cerence hybrid solutions shipped on approximately 5.7 million vehicles. In aggregate, over 60 automobile brands worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese and Shanghainese.

In fiscal 2018, we generated revenue of $277.0 million and net income of $5.9 million.

Our Offerings

Our mission is to empower the automotive ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are natural and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.

User engagement with virtual assistants built with our software platform typically begins with a voice request. Upon receiving such an input, our software platform system determines what the user has said, infers user intent, and maps the request to the most applicable category and domain. Depending on the applicable domain, our software platform determines whether to respond directly or access an external data source or third party virtual assistant, in all cases resulting in a response including spoken words or taking action. Depending on the complexity of the request and other factors, engagement may consist of multiple rapid voice interactions with the user and may combine assistance in multiple domains.

Our software platform has a hybrid architecture combining edge software components, which are embedded in a vehicle’s head unit and integrated with onboard systems, with cloud-connected components, which access data and content on external networks and support over-the-air updates. This hybrid architecture enables our software platform to combine the performance, reliability, efficiency, security and tight vehicular integration of embedded software with the flexibility that cloud connectivity provides. Response frameworks can generally be customized such that requests are processed first at the edge, controlling cloud transmission costs, or in parallel at the edge and in the cloud, to achieve higher confidence responses with low latency. Through edge computing capabilities, the platform is able to provide certain features, such as wake up words, while avoiding privacy and latency issues associated with always-listening cloud-connected technologies. Our software platform includes a common programming framework including toolkits and applications for its edge and cloud-connected components, and our customers can choose the software components that are necessary to power the experiences that they want to build and offer.

Cerence Platform Framework - Hybrid Architecture

We deliver our software platform through our professional services organization, which works with OEMs and suppliers to tailor it to the desired requirements, configurations and acoustic characteristics of specific vehicle models. For an initial implementation, our professional services engagements typically begin with the porting of our key technologies to the customer’s specific hardware platform and the development of specific dialogues and grammar libraries. Our professional services teams also work with OEMs on acoustic optimization of a system and application of our audio signal processing technologies. Following an initial implementation, our professional services organization may continue to provide services over the course of a head unit program and vehicle model lifecycle through maintenance and enhancement engagements.

Edge Software Components

Our software platform’s edge software components are installed on a vehicle’s head unit and can operate without access to external networks and information. We tailor our edge software components to a customer’s desired use cases and a vehicle model’s unique systems, sensors and data interfaces.

Capabilities of our edge software components include automatic speech recognition, natural language understanding, noise cancellation, driver and passenger voice isolation, voice biometrics, wake-up word and text-to-speech synthesis, as well certain non-speech technologies such as touch and text input. Edge deployment suits these technologies as it provides the following functionality and benefits:

•	Performance. Processing at the edge is often necessary to meet the low latency requirements of natural conversation.

•	Vehicle Systems Integration. Vehicle applications, sensors, and data interfaces can be integrated deeply with embedded systems.

•	Availability. Edge-located systems are available regardless of cellular coverage and network connectivity.

•	Reduced cost. Processing at the edge reduces or eliminates cellular data transmission costs.

•	Privacy. Users’ utterances and system outputs processed at the edge remain onboard and can immediately be purged.

Certain forms of assistant speech invocation can only be implemented using edge software. The use of wake-up words like “Hey BMW” and “Ni hao Banma” require constant listening and signal processing to identify instances when a virtual assistant should activate and respond. Sending a constant stream of audio from the car interior to the cloud for processing would require enormous amounts of bandwidth and potentially create privacy concerns. The same requirements apply to our new JustTalk technology, which constantly listens to spoken conversation, determines speaker intent, and invokes assistance appropriately without requiring a specific invocation phrase.

We typically sell our edge software components under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our customers generally provide estimates of the units to be shipped for a particular program, and we review third-party market studies and work with our customers to refine and understand these projections. This provides us with some reasonable visibility into future revenue, however the number of units to be shipped for a particular program is not committed upfront.

Cloud-Connected Components

Our software platform’s cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platforms. Our cloud-connected speech-related technologies perform many of the same tasks as our speech-related edge components while offering enhanced functionality through increased computational power and access to external content. Our principal content platform offering is Content Services, a data aggregation system which supports access to a wide range of live information such as news, traffic and weather. Cloud-connected components also support the replication of personalized settings such as voice profiles and preferences across multiple vehicles.

We offer cloud-connected components in the form of a connected service to the vehicle end user. Initial subscriptions typically have multi-year terms from the time of a vehicle’s sale and are paid in advance by the OEM or supplier. Renewal options vary and are managed by our customers on behalf of vehicle end users.

Virtual Assistant Coexistence

The wide variety of use cases encompassed by automotive cognitive assistance, in the context of evolving consumer preferences, necessitates the coexistence of multiple virtual assistants within the in-vehicle environment. For example, many vehicle-related categories such as navigation and control can best be addressed by a tightly integrated, vehicle-model-specific virtual assistant. At the same time, drivers and passengers often prefer to use familiar Internet-based virtual assistants for more general domains such as entertainment.

To enable our customers to provide a consistent automotive cognitive assistance experience across multiple coexisting virtual assistants, our software platform can support the integration of third-party virtual assistants, providing a uniform interface for virtual assistant engagement. We have invested in our platform to develop the technology and capabilities necessary to integrate third party virtual assistants with vehicles’ systems.

To make integration as seamless as possible, we have built cognitive arbitration technology that is capable of inferring user intent, determining which within a set of virtual assistants would be best suited to address a request, and sending the request to the selected assistant. Depending on a system’s configuration and the virtual assistants to which it is connected, output can be presented back to the user through a vehicle-specific personality or through the virtual assistant’s own interface. Cognitive arbitration represents an important control point with respect to the mobility experience and an important brand differentiation opportunity for OEMs and suppliers. Like the rest of our software platform, cognitive arbitration is a white label product that can be customized and branded.

Along with providing OEMs control over their brand identity, our cognitive arbitration technology is an important element in letting an OEM design the overall driver and passenger experience. This technology allows an OEM to dictate interactions with third-party virtual assistants within the vehicle, strengthening its ability to differentiate and control the overall in-vehicle experience.

Professional Services

We have a large professional services team that works with our customers in the design, development and deployment phases of a vehicle head unit program and vehicle model lifecycle, as well as in maintenance and enhancement engagements. Our range of capabilities include personalization of grammar and natural language understanding development, localization, language selection and system coverage, navigation speech data generation, system prompt recordings, porting our platform’s framework and our ability to deploy cognitive arbitration technologies, and user experience reviews and studies. Our professional services team is globally distributed to serve our customers in their primary design and production jurisdictions. We typically charge manufacturers for our design and consulting work, although we have recently observed an industry shift towards connected services solutions and have changed our pricing strategy, both of which have moved fees from the professional services portion of our business to the license and connected services portion of our business. Our professional services contracts are primarily project-based, in line with customary non-recurring engineering industry practices.

Our Competitive Strengths

Our key competitive strengths include:

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Industry-leading speech-related technology. Our research shows that consumers see speech as an increasingly attractive medium for human-vehicle interaction. Nevertheless, they are often frustrated with speech recognition solutions that misunderstand spoken language or require users to speak rigid, pre-defined commands associated with a limited set of functions. Developing speech-based automotive virtual assistants that users will perceive as natural is challenging as a matter of artificial intelligence technology, acoustic engineering and user interface design. We believe our software platform, as tailored for a specific vehicle model by our professional services organization, represents one of the most technologically advanced and highest-performing human-vehicle speech interaction systems available today. In tests performed by our customers to assess correct recognition of words, sentences, and domains, our solutions have achieved some of the highest marks relative to competitors and our offerings are backed by our portfolio of patents and associated rights.

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Hybrid edge-cloud system architecture. Our software platform’s hybrid architecture combines the performance, reliability and tight integration that only edge software can provide with the flexibility of cloud connectivity. Cloud-reliant solutions with which our software platform competes cannot match edge software’s low latency, its bandwidth efficiency or its availability in the absence of network connectivity. Moreover, emerging speech invocation paradigms such as wake up words and situationally aware invocation are most effectively implemented using edge technology.

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Bespoke vehicle integration and acoustic tuning. Cognitive assistance in categories such as navigation, entertainment and control requires tight integration with onboard vehicle components, which vary widely among vehicle models. Separately, speech interaction systems can be significantly hampered by the noisy environment of a vehicle cabin and must be tuned for particular acoustics and audio system components. To achieve the tight vehicle integration necessary to address these concerns, our professional services team works closely with OEMs and suppliers to customize our offerings for the particular characteristics of specific vehicle models. Our expertise in acoustics enables us to implement systems that can isolate the voices of individual speakers and support simultaneous virtual assistance for speakers in multiple zones, representing a key point of differentiation.

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Interoperability with third-party Internet-based virtual assistants. Virtual assistants from large technology companies have become popular with consumers. We believe that consumers want to use these assistants while traveling in their vehicles and that a comprehensive automotive cognitive assistance system requires the coexistence of multiple virtual assistants. To accommodate their end user preferences while still providing a unique and brand-specific experience, OEMs seek to offer a common in-vehicle interface with seamless integration across various virtual assistants. To this end, our software platform can support the integration of multiple third-party virtual assistants and provide a uniform interface for virtual assistant engagement. Our market-leading position, our focus on the automotive market and the large size of our installed base create incentives for third party virtual assistant providers to work with us and support this integration.

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Independence from large technology companies and automobile industry players. As vehicles become more autonomous, mobility experiences are being increasingly defined by in-cabin features and alternative forms of human-vehicle engagement. Branded, differentiated automotive cognitive assistance is thus increasingly important to OEMs’ brand value. As a neutral, independent, white-label software platform vendor, we empower our customers to build branded and differentiated experiences and retain ownership of, or rights to, their system design and data. The virtual assistant coexistence enabled by our cognitive arbitration functionality is designed to allow our customers to provide access to third-party virtual assistants without ceding overall control of the cognitive assistance experience.

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OEM alignment. The design and development of the head unit within the vehicle ecosystem is a complex process requiring tight integration of the software and hardware components used in and with the vehicle. We believe our demonstrated long-standing capabilities in working closely with OEMs, understanding their needs, product roadmaps and global go-to-market strategies enables us to innovate our technologies to meet an OEM’s specifications. Furthermore, our working relationships with OEMs uniquely allow us to market and sell our solutions on both a local and global basis in accordance with an OEM’s particular requirements.

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Broad language coverage. Our software platform supports over 70 languages and dialects, far more than any of our competitors. As a result of our broad language support, our customers are already delivering cognitive assistance based on our software platform in over 60 countries across the Americas, Europe and Asia, including China, the U.S. and all other large automotive markets. Our language support also enables multi-lingual capabilities for domains such as music selection, point-of-interest selection, and cross-border navigation among others, representing a critical feature for markets such as Continental Europe in which automobiles may routinely traverse multiple lingual zones. We believe that our portfolio of languages and multi-lingual capabilities represent an important competitive advantage, as the development of capabilities to support a new language is expensive and time-consuming.

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Broad, global network of deep relationships with OEMs and tier 1 suppliers. We have supplied speech recognition systems to OEMs and suppliers for over 20 years, working closely with our customers through our global professional services organization to design and integrate our solutions into their brands. Today, we work with all major OEMs or their tier 1 suppliers worldwide, leveraging the geographic breadth and industry experience of our professional services teams. Our long history in the automotive industry and the global reach and experience of our over 450 professional services employees across 10 countries gives us credibility with OEMs as we seek new business with OEMs, either directly or through their tier 1 suppliers. We believe that OEMs who sell globally will value our experience in servicing and deploying solutions on a global basis. We often have master agreements or similar commercial arrangements with our customers. These master agreements help us retain customer relationships over the long term.

Our Growth Strategies

We believe our growth opportunity has three key facets: the penetration of our offerings and key enabling technologies throughout the vehicle market; the revenue we are able to capture per vehicle; and our market share relative to competitors. Our primary strategies for pursuing our growth include the following:

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Maintain and extend product leadership. We intend to continue investing in developing our product functionality and expanding the breadth of categories and domains our software platform is able to address, particularly with a view toward maintaining our market share in edge software components and growing our share in cloud-connected software functionalities. Our existing relationship with, and our proximity in the design process to, OEMs provides us with insight into the needs of the end-users and roadmaps for innovation. For instance, this insight has helped us identify and advance our technologies for autonomous driving systems, which technologies have been incorporated in solutions currently under development. Additionally, we intend to continue to invest in customizing and supporting our solutions for specific individual automobile vehicle models, resulting in tight integration of our solutions. We believe that increasing complexity of our edge software components, including with respect to multi-modal interaction, and growth in our cloud-connected product areas, including the enabling of third-party services, will enable us to increase the revenue per vehicle that we are able to generate. Additionally, these investments will help maintain our position with existing customers through new vehicle models and enable us to grow with the overall market for automotive cognitive assistance.

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Continue to invest in interoperability with third-party virtual assistants. We believe that the growing popularity of third-party virtual assistants is creating increasing demand for access to these assistants as part of the mobility experience. We also believe that complete automotive cognitive assistance requires the coexistence of multiple virtual assistants. We intend to continue to invest to develop our software platform’s interoperability with third-party virtual assistants and its cognitive arbitration capabilities to maintain its position as a neutral automotive cognitive assistance platform. We believe a neutral automotive cognitive assistance platform will increasingly be valued by OEMs that prioritize maintaining their unique and branded in-car experience and the ability to control the mobility experience overall.

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Increase penetration in key geographic markets, including China. We operate worldwide today, including in emerging markets. However, our presence in certain large geographic automobile markets, such as India and Southeast Asia, is relatively small today primarily as a result of lower penetration of automobile cognitive assistance in those markets. We specifically invested in emerging markets such as Indonesia and Thailand in fiscal 2018 and have been making investments in India in fiscal 2019. As these markets grow, we intend to continue to invest in manufacturer relationships and the development of localized technology to maintain and expand our local market share.

We currently serve the Chinese market through a combination of domestic OEMs and suppliers, such as Geely, Proton, Roewe, SAIC, Banma Network Technology and Huawei, and global non-Chinese manufacturers and suppliers who sell into the Chinese market, such as Audi, BMW, Daimler, Aptiv and Harman. We offer cognitive assistance in all the primary Chinese languages and dialects, including Mandarin, Cantonese and Shanghainese. Our current presence in China includes approximately 240 R&D, professional services, and sales and marketing professionals across three R&D centers and professional services hubs. In fiscal 2019, we won competitive processes at Banma and Geely, displacing local competitor iFlyTek. We intend to continue to expand our presence in the Chinese market through the ongoing development of language capabilities and investment in relationships with manufacturers and suppliers that sell into that market.

•	Deliver new functionality to existing installed base. Our solutions have been installed in over 280 million vehicles to date. Our large installed base represents an opportunity to deliver new features and software. Depending on system capabilities, we are able to deliver updated functionality to our users in the form of embedded software upgrades performed by dealers and over-the-air updates delivered from the cloud.

Market Opportunity and Industry Trends

The market for automotive cognitive assistance is rapidly expanding. Tractica estimates that the automotive voice and speech recognition software market is expected to grow at approximately a 39% compound annual growth rate to $4.5 billion by 2025. We believe that many of the features of our software platform represent additional market opportunity beyond this estimate, including Push-to-Talk, Wake-Up Words, Just Talk, Cognitive Arbitration, Non-Speech Multimodal Input, Speech Signal Enhancement, Multi-Seat Intelligence and onboard sensor integration. We believe the market for these technologies has generally not been estimated by third parties due to the limited set of companies with the ability to offer the features into the market. However, given interest from our customers, we believe that the market for these features is large and growing at a faster rate than the growth rate estimated by Tractica for the automotive voice and speech recognition market.

The market for automobile cognitive assistance is being driven by a number of key industry trends, including the following:

•

Increasing vehicle intelligence and connectivity. Automobiles are becoming increasingly connected to the Internet, effectively operating as “rolling smartphones” with real-time external data access. At the same time, OEMs are increasing the computational power available onboard their vehicles to address a variety of aspects of mobility, including safety and navigation. These trends are being driven further by the expanding market for autonomous driving technologies and as OEMs elect to offer intelligence and connectivity technologies in a broader set of the vehicle models they offer. We believe that the combination of increasing connectivity and increasing computational power will drive increases in the number and proportion of vehicles shipped with onboard proprietary virtual assistants.

•

Increasing consumer use of virtual assistants. Smartphones have become ubiquitous, and smart speakers are becoming increasingly popular. Consumers are becoming increasingly accustomed to on-demand access to virtual assistants and special-purpose bots to help with various tasks. We believe that this results in increased demand for automotive cognitive assistance for two reasons. First, as consumers become increasingly accustomed to speech-based virtual assistants, they realize that speech is a natural interface for many automotive use cases including navigation, communication and entertainment system control. Second, with respect to more general informational domains including news, weather and sports, consumers want access to the same virtual assistants while riding in their vehicles as they increasingly have through smartphones and smart speakers in their homes.

•

Increasingly distracted driving. Smartphones present drivers with a source of potential distraction. Speech-based virtual assistance is hands-free and eyes-free, decreasing the risks of distracted driving while still enabling users to communicate, obtain information, take action and engage with applications.

•

Shared mobility. Ridesharing and vehicle sharing are impacting how consumers interact with vehicles. Shared mobility reduces the amount of active driving that is required to achieve a given amount of transportation and therefore increases the time in which passengers are free to engage in entertainment and productivity activities. Shared mobility providers are increasingly competing on the basis of their ability to deliver a consistent, personalized mobility experience across mobile applications and vehicle cabins. We believe that cognitive assistance will play an important role in powering and differentiating these experiences.

•

Autonomous driving. As vehicles become increasingly autonomous, their drivers are becoming increasingly passive and passenger-like. We believe that cognitive assistance in the domain of trip planning will gradually and partially replace physical driving control through steering wheels and pedals. As this happens, cognitive assistance in at least categories of entertainment and productivity will become increasingly important to the mobility experience.

Implications of being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the effectiveness of our registration statement on Form 10 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the effectiveness of our registration statement on Form 10, (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements in this Information Statement and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We intend to take advantage of the benefits of the extended transition period relating to the exemption from new or revised financial accounting standards.

Our Corporate Information

We were formed as a Delaware limited liability company on February 14, 2019 and converted into a Delaware corporation on August 29, 2019. Our corporate headquarters are located at 15 Wayside Road, Burlington, Massachusetts, and our telephone number is (781) 565-5000. Our website address is www.cerence.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Information Statement.

Questions and Answers about the Spin-Off

The following provides only a summary of certain information regarding the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:

The Spin-Off is the method by which we will separate from Nuance. In the Spin-Off, Nuance will distribute to its stockholders all of its shares of our common stock, which will constitute approximately 98.2% of the outstanding shares of our common stock. Following the Spin-Off, we will be separate from Nuance and publicly traded. Nuance will not retain any ownership interest in us following the Sale Transaction and the Distribution.

Q:	What are the reasons for the Spin-Off?

A:

The Nuance Board believes that the separation of the automotive technology business from Nuance is in the best interests of Nuance stockholders and for the success of the automotive technology business for a number of reasons. See “The Spin-Off—Reasons for the Spin-Off” for more information.

Q:	Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:

Yes, the completion of the Spin-Off is subject to the satisfaction, or the Nuance Board’s waiver, of certain conditions. Any of these conditions may be waived by the Nuance Board to the extent such waiver is permitted by law. In addition, Nuance may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Q:	Will the number of Nuance shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Nuance common stock you own will not change as a result of the Spin-Off.

Q:	Will the Spin-Off affect the trading price of my Nuance common stock?

A:

We expect the trading price of shares of Nuance common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the Business. There can be no assurance that, following the Distribution, the combined trading prices of the Nuance common stock and our common stock will equal or exceed what the trading price of Nuance common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Nuance and SpinCo will be less than Nuance’s equity value before the Spin-Off.

Q:	What will I receive in the Spin-Off in respect of my Nuance common stock?

A:

As a holder of Nuance common stock, you will receive a dividend of one share of our common stock for every eight shares of Nuance common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Nuance will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:

Nuance will distribute approximately 35,734,600 shares of our common stock in the Spin-Off, based on the approximately 285,876,799 shares of Nuance common stock outstanding as of August 30, 2019. The actual number of shares of our common stock that Nuance will distribute will depend on the total number of shares of Nuance common stock outstanding on the Record Date. The shares of our common stock that Nuance distributes will constitute approximately 98.2% of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Nuance will determine record ownership as of the close of business on September 17, 2019, which we refer to as the “Record Date.”

Q:	When and how will the Distribution occur?

A:

The Distribution will be effective as of 5:00 p.m., New York City time, on October 1, 2019, which we refer to as the “Distribution Date.” On the Distribution Date, Nuance will release all of its shares of our common stock to the distribution agent to distribute to Nuance stockholders. The whole shares of our common stock will be credited in book-entry accounts for Nuance stockholders entitled to receive the shares in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:

All holders of Nuance’s common stock as of the Record Date will participate in the Distribution. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of Nuance common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Nuance common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Nuance common stock on or before the Distribution Date, will I still be entitled to receive shares of SpinCo common stock in the Distribution?

A:

If you sell your shares of Nuance common stock before the Record Date, you will not be entitled to receive shares of SpinCo common stock in the Distribution. If you hold shares of Nuance common stock on the Record Date and decide to sell them on or before the Distribution Date, you may have the ability to choose to sell your Nuance common stock with or without your entitlement to receive our common stock in the Distribution. You should discuss the available options in this regard with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will fractional shares be treated in the Distribution?

A:

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Nuance stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “Q: How will our common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Nuance or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Nuance or us.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:

For U.S. federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash (if any) received by Nuance stockholders in lieu of fractional shares. After the Distribution, Nuance stockholders will allocate their basis in their Nuance common stock held immediately before the Distribution between their Nuance common stock and our common stock in proportion to their relative fair market values on the date of the Distribution.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does SpinCo intend to pay cash dividends?

A:

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our board of directors (our “Board”). Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. See “Dividend Policy” for more information.

Q:	Will SpinCo incur any debt prior to or at the time of the Distribution?

A:

In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $425.0 million under a senior secured term loan facility, of which approximately $314.2 million of the net proceeds will be transferred to Nuance immediately prior to the consummation of the Spin-Off. We also intend to enter into a revolving credit facility, none of which is expected to be drawn at the closing of the Spin-Off. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.

Q:	How will our common stock trade?

A:

We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “CRNC.” The listing is subject to approval of our application. Currently, there is no public market for our common stock.

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as one trading day prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Nuance common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for SpinCo common stock?

A:	American Stock Transfer & Trust Company, LLC will be the transfer agent and registrar for SpinCo common stock.

Q:	Are there risks associated with owning shares of SpinCo common stock?

A:

Yes, there are substantial risks associated with owning shares of SpinCo common stock. Accordingly, you should read carefully the information set forth under “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Nuance at:

Investor Relations

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

After the Spin-Off, if you have any questions relating to SpinCo, you should contact us at:

Investor Relations

Cerence Inc.

15 Wayside Road

Burlington, MA 01803

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in the automotive cognitive assistance market. The market for our products and services is characterized by intense competition, evolving industry and regulatory standards, emerging business and distribution models, disruptive software technology developments, short product and service life cycles, price sensitivity on the part of customers, and frequent new product introductions, including alternatives for certain of our products that offer limited functionality at significantly lower costs or free of charge. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers. Furthermore, existing or prospective customers may decide to develop competing products or have established, or may in the future establish, strategic relationships with our competitors. We also face significant competition with respect to cloud-based solutions in the automotive cognitive assistance market where existing and new competitors may have or have already established significant market share and product offerings.

The competition in the automotive cognitive assistance market could adversely affect our operating results by reducing the volume of the products and solutions we license or sell or the prices we can charge. Some of our current or potential competitors are large technology companies that have significantly greater financial, technical and marketing resources than we do, and others are smaller specialized companies that possess automotive expertise or regional focus and may have greater price flexibility than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements, or may decide to offer products at low or unsustainable cost to win new business. They may also devote greater resources to the development, promotion and sale of their products than we do, and in certain cases may be able to include or combine their competitive products or technologies with other of their products or technologies in a manner whereby the competitive functionality is available at lower cost or free of charge within the larger offering. To the extent they do so, penetration of our products, and therefore our revenue, may be adversely affected. Our large competitors may also have greater access to customer data, which provides them with a competitive advantage in developing new products and technologies. Our success depends substantially upon our ability to enhance our products and technologies, to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological enhancements, and to maintain our alignment with the OEMs, their technology and market strategies. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes and maintain our alignment with OEMs, our business will suffer.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Such factors may also negatively impact consumer demand for automobiles that include features such as our products. In addition, automotive production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of global automotive production has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of a customer or the closure of a customer manufacturing facility, may result in a reduction in automotive sales and production by our customers, and could have a material adverse effect on our business, results of operations and financial condition.

Our strategy to increase cloud connected services may adversely affect our near-term revenue growth and results of operations.

Our leadership position has historically been through our products and services based on edge software technology. We have been and are continuing to develop new products and services that incorporate cloud-connected components. The design and development of new cloud-connected components will involve significant expense. Our research and development costs have greatly increased in recent years and, together with certain expenses associated with delivering our connected services, are projected to continue to escalate in the near future. We may encounter difficulties with designing, developing and releasing new cloud-connected components, as well as integrating these components with our existing hybrid technologies. These development issues may further increase costs and may affect our ability to innovate in a manner demanded by the market. As a result, our strategy to incorporate more cloud-connected components may adversely affect our revenue growth and results of operations.

Pricing pressures from our customers may adversely affect our business.

We may experience pricing pressure from our customers in the future, which could result from the major OEMs’ strong purchasing power. As a developer of automotive cognitive assistance components, we may be expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for our work. Any price reductions could impact our sales and profit margins. Our future profitability will depend upon, among other things, our ability to continuously reduce the costs for our components and maintain our cost structure. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive cognitive assistance systems. If we are unable to offset any price reductions in the future, our business, results of operations and financial condition would be adversely affected.

We invest effort and money seeking OEMs’ validation of our technology, and there can be no assurance that we will win or be able to renew service contracts, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time an OEM or a tier 1 supplier begins designing for an upcoming program to the date on which the customer chooses our technology to be incorporated directly or indirectly into one or more specific vehicle models to be produced by the customer. This selection process is known as a “design win.” We could expend our resources without success. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the customer begins a new selection process because it is very unlikely that a customer will change complex technology until a vehicle model is revamped. In addition, the company with the winning design may have an advantage with the customer going forward because of the established relationship between the winning company and such customer, which could make it more difficult for such company’s competitors to win the designs for other service contracts. Even if we have an established relationship with a customer, any failure to perform under a service contract or innovate in response to their feedback may neutralize our advantage with that customer. If we fail to win a significant number of customer design competitions in the future or to renew a significant number of existing service contracts, our business, results of operations and financial condition would be adversely affected. Moreover, due to the evolution of our connected offerings and architecture, trending away from providing legacy infotainment and connected services and a change in our professional services pricing strategies, we expect our deferred revenue balances to decrease in the future, including due to a wind-down of a legacy connected service relationship with a major OEM, since the majority of the cash from the contract has been collected. To the extent we are unable to renew existing service contracts, such decrease could intensify. The period of time from winning a contract to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex and incorporate many technological innovations. Prospective customers generally must make significant commitments of resources to test and validate our products before including them in any particular vehicle model. The development cycles of our products with new customers are approximately six months to two years after a design win, depending on the customer and the complexity of the product. These development cycles result in us investing our resources prior to realizing any revenues from the customer contracts. Further, we are subject to the risk that a customer cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

Our business could be materially and adversely affected if we lost any of our largest customers.

The loss of business from any of our major customers, whether by lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business, could have a material adverse effect on our business, results of operations and financial condition. Alternatively, there is a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer becomes subject to bankruptcy or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely that we will be forced to record a substantial loss. In addition, certain of our customers that are tier 1 suppliers exclusively sell to certain OEMs, including some of our other customers. A bankruptcy of, or other significant disruption to, any of these OEMs could intensify any adverse impact on our business and results of operations.

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results may fluctuate materially in the future. These fluctuations may cause our results of operations to not meet the expectations of securities analysts or investors which would likely cause the price of our stock to decline. Factors that may contribute to fluctuations in operating results include:

•	given our limited customer base, the volume, timing and fulfillment of large customer contracts;

•	renewals of existing customer contracts and wins of new customer programs;

•	increased expenditures incurred pursuing new product or market opportunities;

•	receipt of royalty reports;

•	fluctuating sales by our customers to their end-users;

•	contractual counterparties failing to meet their contractual commitments to us;

•	introduction of new products by us or our competitors;

•	cybersecurity or data breaches;

•	reduction in the prices of our products in response to competition, market conditions or contractual obligations;

•	impairment of goodwill or intangible assets;

•	accounts receivable that are not collectible;

•	higher than anticipated costs related to fixed-price contracts with our customers;

•	change in costs due to regulatory or trade restrictions;

•	expenses incurred in litigation matters, whether initiated by us or brought by third-parties against us, and settlements or judgments we are required to pay in connection with disputes; and

•	general economic trends as they affect the customer bases into which we sell.

Due to the foregoing factors, among others, our revenue and operating results may fluctuate significantly from period to period. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly to respond to near-term shortfalls in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

Following the Spin-Off, we will have our first senior management team. If we encounter difficulties in the transition, our business could be negatively impacted.

In connection with the Spin-Off, we plan to appoint our first senior management team, including our first Chief Executive Officer and Chief Financial Officer. Our future success will partly depend upon our first senior management team and other key employees to effectively implement our business strategies. Our first management team may require transition time to fully understand all aspects of our business and the transition may be disruptive to, or cause uncertainty in, our business and strategic direction. If we have failures in any aspects of this transition, or the strategies implemented by our management team are not successful, our business could be harmed.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Although we have arrangements with some of our executive officers designed to promote retention, our employment relationships are generally at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. We intend to continue to hire additional highly qualified personnel, including research and development and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

We depend on skilled employees and could be impacted by a shortage of critical skills.

Much of our future success depends on the continued service and availability of skilled employees, particularly with respect to technical areas. Skilled and experienced personnel in the areas where we compete are in high demand, and competition for their talents is intense. We expect that many of our key employees will receive a total compensation package that includes equity awards. New regulations or volatility in the stock market could diminish our use, and the value, of our equity awards. This would place us at a competitive disadvantage in attracting qualified personnel or force us to offer more cash compensation.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit our growth.

The confidentiality and security of our information, and that of third parties, is critical to our business. Our services involve the transmission, use, and storage of customers’ and their customers’ information, which may be confidential or contain personally identifiable information. Any cybersecurity or data privacy incidents could have a material adverse effect on our results of operations and financial condition. While we maintain a broad array of information security and privacy measures, policies and practices, our networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to our information, to information of our customers or their customers, or to our intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud or other forms of deceiving our employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We will continue to incur significant costs to continuously enhance our information security measures to defend against the threat of cybercrime. Any cybersecurity or data privacy incident or breach may result in:

•	loss of revenue resulting from the operational disruption;

•	loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

•	loss of revenue due to loss of customers;

•	material remediation costs to recreate or restore systems;

•	material investments in new or enhanced systems in order to enhance our information security posture;

•	cost of incentives offered to customers to restore confidence and maintain business relationships;

•	reputational damage resulting in the failure to retain or attract customers;

•	costs associated with potential litigation or governmental investigations;

•	costs associated with any required notices of a data breach;

•	costs associated with the potential loss of critical business data;

•	difficulties enhancing or creating new products due to loss of data or data integrity issues; and

•	other consequences of which we are not currently aware but will discover through the remediation process.

Our business is subject to a variety of domestic and international laws, rules, policies and other obligations including data protection and anticorruption.

We are subject to U.S. and international laws and regulations in multiple areas, including data protection, anticorruption, labor relations, tax, foreign currency, anti-competition, import, export and trade regulations, and we are subject to a complex array of federal, state and international laws relating to the collection, use, retention, disclosure, security and transfer of personally identifiable information. In many cases, these laws apply not only to transfers between unrelated third-parties but also to transfers between us and our subsidiaries. Many jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. The European Commission adopted the European General Data Protection Regulation (the “GDPR”), which went into effect on May 25, 2018. China adopted a new cybersecurity law as of June 2017. In addition, California adopted significant new consumer privacy laws in June 2018 that will be effective beginning in January 2020. Complying with the GDPR and other requirements may cause us to incur substantial costs and may require us to change our business practices.

Any failure by us, our customers or other parties with whom we do business to comply with our privacy policy or with federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others. Any alleged or actual failure to comply with applicable privacy laws and regulations may:

•	cause our customers to lose confidence in our solutions;

•	harm our reputation;

•	expose us to litigation, regulatory investigations and to resulting liabilities including reimbursement of customer costs, damages penalties or fines imposed by regulatory agencies; and

•	require us to incur significant expenses for remediation.

We are also subject to a variety of anticorruption laws in respect of our international operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act, and regulations issued by the U.S. Customs and Border Protection, the U.S. Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control, and various other foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Actual or alleged violations of these laws and regulations could lead to enforcement actions and financial penalties that could result in substantial costs.

A significant portion of our revenues are derived, and a significant portion of our research and development activities are based, outside the United States. Our results could be harmed by economic, political, regulatory, foreign currency fluctuations and other risks associated with these international regions.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We generate most of our international revenue in Europe and Asia, and we anticipate that revenue from international operations could increase in the future. In addition, some of our products are developed outside the United States. We conduct a significant portion of the development of our voice recognition and natural language understanding solutions in Canada and Germany. We also have significant research and development resources in Austria, Belgium, China, India, Italy, and the United Kingdom. We are exposed to fluctuating exchange rates of foreign currencies including the euro, British pound, Canadian dollar, Chinese RMB, Japanese yen, Indian rupee and South Korean won. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

•	adverse political and economic conditions, or changes to such conditions, in a specific region or country;

•	trade protection measures, including tariffs and import/export controls, imposed by the United States and/or by other countries or regional authorities such as China, Canada or the European Union;

•	the impact on local and global economies of the United Kingdom leaving the European Union;

•	changes in foreign currency exchange rates or the lack of ability to hedge certain foreign currencies;

•	compliance with laws and regulations in many countries and any subsequent changes in such laws and regulations;

•	geopolitical turmoil, including terrorism and war;

•	changing data privacy regulations and customer requirements to locate data centers in certain jurisdictions;

•

evolving restrictions on cross-border investment, including recent enhancements to the oversight by the Committee on Foreign Investment in the United States pursuant to the Foreign Investment Risk Preview Modernization Act and substantial restrictions on investment from China;

•	changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	longer payment cycles of foreign customers and timing of collections in foreign jurisdictions; and

•	less effective protection of intellectual property than in the United States.

Our business in China is subject to aggressive competition and is sensitive to economic, market and political conditions.

We operate in the highly competitive automotive cognitive assistance market in China and face competition from both international and smaller domestic manufacturers. We anticipate that additional competitors, both international and domestic, may seek to enter the Chinese market resulting in increased competition. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. In addition, political tensions between China and the United States may negatively impact our ability to conduct business in China. If we are unable to grow or maintain our position in the Chinese market, the pace of growth slows or vehicle sales in China decrease, our business, results of operations and financial condition could be materially adversely effected. Government regulations and business considerations may also require us to conduct business in China through joint ventures with Chinese companies. Our participation in joint ventures would limit our control over Chinese operations and may expose our proprietary technologies to misappropriation by joint venture partners. The above risks, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of our services and harm our business.

Because our services are complex and incorporate a variety of third-party hardware and software, our services may have errors or defects that could result in unanticipated downtime for our customers and harm to our reputation and our business. We have from time to time, found defects in our services, and new errors in our services may be detected in the future. In addition, we currently serve our customers from data center hosting facilities or third-party public clouds we directly manage. Any damage to, or failure of, the systems and facilities that serve our customers in whole or in part could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay service level agreement penalties, cause customers to terminate their on-demand services, and adversely affect our renewal rates and our ability to attract new customers.

If our goodwill or other intangible assets become impaired, our operating results could be negatively impacted.

We have significant intangible assets, including goodwill and other intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are goodwill, customer relationships and patents and core technologies. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Technologies and patents are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of goodwill on an annual basis. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we will be required to assess the potential impairment of goodwill and other intangible assets. Factors that could trigger an impairment of such assets include the following:

•

changes in our organization or management reporting structure that could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit;

•	significant under performance relative to historical or projected future operating results;

•	significant changes in the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization declining to below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact our results of operations and financial position in the reporting period identified.

Tax matters may cause significant variability in our financial results and may impact our overall financial condition.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including:

•	projected levels of taxable income;

•	pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates;

•	increases or decreases to valuation allowances recorded against deferred tax assets;

•	tax audits conducted and settled by various tax authorities;

•	adjustments to income taxes upon finalization of income tax returns;

•	the ability to claim foreign tax credits;

•	the repatriation of non-U.S. earnings for which we have not previously provided for income taxes; and

•	changes in tax laws and their interpretations in countries in which we are subject to taxation.

We regularly evaluate the need for a valuation allowance on deferred tax assets, considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. This analysis is heavily dependent upon our current and projected operating results. A decline in future operating results could provide substantial evidence that a full or partial valuation allowance for deferred tax assets is necessary. This could have a material adverse effect on our results of operations and financial condition.

Risks Relating to our Intellectual Property and Technology

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims and legal actions alleging that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various arrangements. Any of these could seriously harm our business.

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management’s efforts.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

We may be unable to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers, which could adversely affect our results of operations. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to be competitive. There is a risk that we will not be able to achieve the technological advances that may be necessary for us to be competitive or that certain of our products will become obsolete. Moreover, restrictions on the use of our technology under the Separation and Distribution Agreement and the Intellectual Property Agreement over the next five years may limit our ability to adapt to technology and regulatory developments and thereby compete effectively in the market. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. These risks could have a material adverse effect on our business, results of operations and financial condition.

We utilize certain key technologies, content and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, content and services if they become obsolete, unavailable or incompatible with our solutions.

We utilize certain key technologies and content from, and/or integrate certain of our solutions with, hardware, software, services and content of third parties. Some of these vendors are also our competitors in various respects. These third-party vendors could, in the future, seek to charge us cost prohibitive fees for such use or integration or may design or utilize their solutions in a manner that makes it more difficult for us to continue to utilize their solutions, or integrate their technologies with our solutions, in the same manner or at all. Any significant interruption in the supply or maintenance of such third-party hardware, software, services or content could negatively impact our ability to offer our solutions unless and until we replace the functionality provided by this third-party hardware, software and/or content. In addition, we are dependent upon these third parties’ ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality or content provided by third-party vendors in the event that such technologies become obsolete or incompatible with future versions of our solutions or are otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, results of operations and financial condition. Furthermore, delays in the release of new and upgraded versions of third-party software applications could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Nuance and its stockholders.

Completion of the Spin-Off is conditioned on Nuance’s receipt of a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP to the effect that the Distribution will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code. Nuance can waive receipt of the opinion as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Nuance and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to Nuance and U.S. Holders) could be materially less favorable. Nuance does not intend to obtain a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Nuance’s current or accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Nuance common stock to the extent the amount received exceeds the stockholder’s share of Nuance’s earnings and profits; and (3) taxable gain from the exchange of Nuance common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Nuance’s earnings and profits and the U.S. Holder’s basis in its Nuance common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to Nuance, which could adversely affect our business, financial condition and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off, and certain of the Reorganization Transactions, were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify Nuance for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

In addition, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, the Spin-Off would generally be taxable to Nuance, but not to stockholders, under Section 355(e) of the Code, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to Nuance due to such a 50% or greater change in ownership of our stock, Nuance would recognize gain equal to the excess of the fair market value on the Distribution Date of our common stock distributed to Nuance stockholders over Nuance’s tax basis in our common stock and would also recognize gain in respect of certain of the Reorganization Transactions, and we generally would be required to indemnify Nuance for the tax on such gain and related expenses. Those amounts would be material. Any such indemnification obligation could adversely affect our business, financial condition and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Nuance—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code and are intended to preserve the tax-free nature of the Spin-Off. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off, unless we or Nuance obtain a private letter ruling from the IRS or an opinion of counsel, in each case acceptable to Nuance in its reasonable discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off, or unless Nuance otherwise gives its consent for us to take a restricted action. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Nuance—Tax Matters Agreement.”

Until the separation occurs, Nuance has sole discretion to change the terms of the separation in ways that may be unfavorable to us.

Until the Sale Transaction and the Spin-Off occur, SpinCo will be a wholly-owned subsidiary of Nuance. Accordingly, Nuance will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the Distribution and the Distribution Date. These changes could be unfavorable to us. In addition, the separation and Distribution and related transactions are subject to the satisfaction or waiver by Nuance in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met. Nuance may also decide at any time not to proceed with the separation and distribution.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies and develop partnerships that are better targeted to our business’s areas of strength and differentiation, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Nuance; and (iii) following the Spin-Off, our businesses will be less diversified than Nuance’s businesses prior to the separation. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Nuance’s organization, and Nuance has provided us with various corporate functions. Following the Spin-Off, Nuance will have no obligation to provide us with assistance other than the transition and other services described under “Certain Relationships and Related Party Transactions.” These services do not include every service that we have received from Nuance in the past, and Nuance is only obligated to provide the transition services for limited periods following completion of the Spin-Off. The agreements relating to such transition services and to the Spin-Off more generally will be negotiated prior to the Spin-Off, at a time when SpinCo’s business will still be operated by Nuance. The agreements generally will be entered into on arms-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in sale transaction, but SpinCo will not have an independent board of directors or a management team independent of Nuance representing its interests while the agreements are being negotiated. It is possible that we might have been able to achieve more favorable terms if the circumstances differed. We will rely on Nuance to satisfy its performance and payment obligations under any transition services agreements and other agreements related to the Spin-Off, and if Nuance does not satisfy such obligations, we could incur operational difficulties or losses.

Following the Spin-Off and the cessation of any transition services agreements, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from Nuance. These services include legal, accounting, information technology, research and software development, human resources and other general administrative and infrastructure support, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Nuance. Because our business has historically operated as part of the wider Nuance organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Spin-Off.

Following the Spin-Off, we will install and implement information technology infrastructure to support certain of our business functions, including accounting and reporting, human resources, sales operations, customer service, and distribution. We may incur substantially higher costs than currently anticipated as we transition from the existing transactional and operational systems and data centers we currently use as part of Nuance. If we are unable to transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new information technology infrastructure could disrupt our business and have a material adverse effect on our results of operations.

In addition, if we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired. As a result of the Spin-Off, we will be directly subject to reporting and other obligations under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Beginning with our second required Annual Report on Form 10-K, we intend to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting. In addition, once we cease to qualify as an emerging growth company, Section 404 of the Sarbanes Oxley Act will also require a report by our independent registered public accounting firm addressing these assessments in our Annual Report on Form 10-K for the year in which we cease to qualify as an emerging growth company. These reporting and other obligations may place significant demands on management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these, and other public company reporting, requirements. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flow. See “—Risks Relating to Our Common Stock and the Securities Market—If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.”

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the effectiveness of our registration statement on Form 10. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the effectiveness of our registration statement on Form 10, (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We intend to continue to improve our internal controls over financial reporting and ensure we are able to produce accurate and timely financial statements. However, no assurance can be given that our actions will be successful.

We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this Information Statement from Nuance’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Prior to the Spin-Off, we operated as part of Nuance’s broader organization, and Nuance performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Nuance for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly traded company.

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We will enter into transactions with Nuance that did not exist prior to the Spin-Off, such as Nuance’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Nuance.”

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Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Nuance, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. As part of Nuance, we enjoyed certain benefits from Nuance’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets, on terms as favorable to us as those we obtained as part of Nuance prior to the Spin-Off, and our results of operations may be adversely affected. In addition, our historical combined financial data do not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Reorganization Transactions and the Spin-Off, including interest expense in connection with the incurrence of indebtedness at SpinCo.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations and public reporting. While we have been profitable as part of Nuance, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our Combined Financial Statements, see “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness immediately prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations.

In connection with the Spin-Off, we intend to incur substantial indebtedness in an aggregate principal amount of approximately $425.0 million, of which approximately $314.2 million of the net proceeds will be transferred to Nuance immediately prior to the consummation of the Spin-Off.

We have historically relied upon Nuance to fund our working capital requirements and other cash requirements. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Nuance, and Nuance will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Nuance. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industry in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur in connection with the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;

•	pay dividends on, make distributions in respect of, repurchase or redeem capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise dispose of certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay, repurchase or redeem certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and/or

•	significantly change the nature of our business.

Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations or that we abide by certain financial or operational covenants. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt, and the event of default or acceleration could result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. We might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing such indebtedness or any new indebtedness could have similar or greater restrictions. The occurrence and ramifications of an event of default could adversely affect our business, financial condition and results of operations. Moreover, as a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

The commercial and credit environment may adversely affect our access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings prior to and following the Spin-Off.

We may have potential business conflicts of interest with Nuance with respect to our past and ongoing relationships.

Conflicts of interest may arise between Nuance and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Nuance;

•	intellectual property matters;

•	employee recruiting and retention; and

•	business combinations involving our company.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in Nuance.

Because of their current or former positions with Nuance, certain of our expected executive officers and directors own equity interests in Nuance. Continuing ownership of Nuance shares and equity awards could create, or appear to create, potential conflicts of interest if SpinCo and Nuance face decisions that could have implications for both SpinCo and Nuance.

The allocation of intellectual property rights and data between Nuance and SpinCo as part of the Spin-Off, the shared use of certain intellectual property rights and data following the Spin-Off and restrictions on the use of intellectual property rights, could adversely impact our reputation, our ability to enforce certain intellectual property rights that are important to us and our competitive position.

In connection with the Spin-Off, we are entering into agreements with Nuance governing the allocation of intellectual property rights and data related to our business. See “Certain Relationships and Related Party Transactions—Agreements with Nuance—Agreements Governing Intellectual Property.” These agreements include restrictions on our use of Nuance’s intellectual property rights and data licensed to us, including limitations on the field of use in which we can exercise our license rights. As a result, we may not be able to pursue opportunities that require use of these license rights in industries other than the automotive industry and certain ancillary fields. Moreover, the licenses granted to us under Nuance’s intellectual property rights and data are non-exclusive, so Nuance may be able to license the rights and data to third parties that may compete with us. These agreements could adversely affect our position and options relating to intellectual property enforcement, licensing negotiations and monetization and access to data used in our business. We also may not have sufficient rights to grant sublicenses of intellectual property or data used in our business, and we may be subject to third party rights pertaining to the underlying intellectual property or data. These circumstances could adversely affect our ability to protect our competitive position in the industry and otherwise adversely affect our business, financial condition and results of operations.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. Following the Spin-Off, we intend to list our common stock on a national securities exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined market value of a share of our common stock and a share of Nuance’s common stock will be less than, equal to or greater than the market value of a share of Nuance common stock prior to the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations due to factors related to our business;

•	success or failure of our business strategies;

•	competition and industry capacity;

•	changes in interest rates and other factors that affect earnings and cash flow;

•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

•	our ability to retain and recruit qualified personnel;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover, or positively cover, our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and our industry;

•	overall market fluctuations unrelated to our operating performance;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Nuance stockholders and, as a result, these Nuance stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against SpinCo. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our common stock may occur in connection with the Spin-Off or in the future, either of which could cause our stock price to decline.

Nuance stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Nuance stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. After completion of the Distribution, any third party purchasers of approximately 1.8% of the shares of our common stock in the Sale Transaction may sell such shares. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness will limit our ability to pay dividends on our common stock.

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in SpinCo may be diluted in the future.

Your percentage ownership in SpinCo may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and other employees. We expect that shares of SpinCo common stock will be issuable upon the future vesting of certain Nuance equity awards held by our employees that will be convertible into SpinCo equity awards in connection with the Spin-Off. In addition, prior to the Spin-Off, we expect our Board to adopt, and Nuance, as our sole stockholder, to approve, the Cerence 2019 Equity Incentive Plan (the “Equity Plan”) for the benefit of certain of our current and future employees, service providers and non-employee directors. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our Amended and Restated Certificate of Incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our Board in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Our Capital Stock.”

From time-to-time, SpinCo may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of SpinCo common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock.

The rights associated with SpinCo common stock will differ from the rights associated with Nuance common stock.

Upon completion of the Distribution, the rights of Nuance stockholders who become SpinCo stockholders will be governed by the Amended and Restated Certificate of Incorporation of SpinCo and by Delaware law. The rights associated with Nuance shares are different from the rights associated with SpinCo shares. Material differences between the rights of stockholders of Nuance and the rights of stockholders of SpinCo include differences with respect to, among other things, the removal of directors, the convening of annual meetings of stockholders, stockholder approval of certain transactions, and certain anti-takeover measures. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws” for more information.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that:

•	provide for staggered terms for directors on our Board for a period following the Spin-Off;

•

do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders, in each case except as such rights may otherwise be provided to holders of preferred stock;

•	provide for the removal of directors only for cause for a period following the Spin-Off;

•	establish advance notice requirements for stockholder nominations and proposals;

•

provide that a special meeting of our stockholders may only be called by our Board, the Chairman of our Board or our Chief Executive Officer, or at the request of holders of not less than 20% of the outstanding shares of the common stock of SpinCo; and

•	limit our ability to enter into business combination transactions.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of SpinCo, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock” for more information.

Our Amended and Restated Certificate of Incorporation will designate the courts of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation will provide, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of SpinCo to SpinCo or SpinCo’s stockholders, any action asserting a claim arising pursuant to the Delaware General Corporate Law (“DGCL”) or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware or any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Further, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act, except that it may apply to such suits if brought derivatively on behalf of SpinCo. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Exchange Act or the Securities Act if brought derivatively on behalf of SpinCo, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our Annual Report on Form 10-K for the year in which we cease to qualify as an emerging growth company. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and, once we cease to qualify as an emerging growth company, to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“GAAP”), because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets. See “—Risks Relating to the Spin-Off—As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Spin-Off.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Information Statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the highly competitive and rapidly changing market in which we operate;

•	adverse conditions in the automotive industry or the global economy more generally;

•	our strategy to increase cloud services and fluctuations in our operating results;

•	escalating pricing pressures from our customers;

•	our failure to win, renew or implement service contracts;

•	the cancellation or postponement of service contracts after a design win;

•	the loss of business from any of our largest customers;

•	transition difficulties for SpinCo with its first senior management team;

•	inability to recruit and retain qualified personnel;

•	cybersecurity and data privacy incidents that damage client relations;

•	economic, political, regulatory, foreign exchange and other risks of international operations;

•	unforeseen U.S. and foreign tax liabilities;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	defects in our software products that result in lost revenue, expensive correction or claims against us;

•	our inability to quickly respond to changes in technology and to develop our intellectual property into commercially viable products;

•	a significant interruption in the supply or maintenance of our third-party hardware, software, services or data; and

•	certain factors discussed elsewhere in this Information Statement.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Information Statement. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Information Statement. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Information Statement, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On November 19, 2018, Nuance announced plans for the complete legal and structural separation of the Business from Nuance. To effect the separation, Nuance is undertaking the Reorganization Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Nuance—Separation and Distribution Agreement” and the Sale Transaction.

Following the Reorganization Transactions and the Sale Transaction, Nuance will distribute all of its shares of our common stock to holders of Nuance’s common stock on a pro rata basis. Following the Spin-Off, we will be separate from Nuance and publicly traded. Nuance will not retain any ownership interest in us following the Sale Transaction and the Distribution. No approval of Nuance’s stockholders is required in connection with the Spin-Off, and Nuance’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Nuance Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, Nuance may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. For a more detailed discussion, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

In 2018, the Nuance Board authorized a review of Nuance’s business portfolio and capital allocation options, with the goal of enhancing stockholder value. Due to differences in operational and strategic focus between Nuance and our Business and because the automotive technology industry is evolving rapidly with developments in shared mobility, connectivity and enhanced driver assistance that require the focus and investment by an independent company, Nuance considered a variety of alternatives for separating the Business from Nuance. As part of its review process, Nuance evaluated a range of potential structural alternatives in addition to the Spin-Off, including potential opportunities for dispositions and other separation transactions.

As part of this evaluation, Nuance considered a number of factors, including strategic clarity and flexibility for Nuance and SpinCo after the Spin-Off, the ability of the Business to compete and operate efficiently and effectively in the automotive technology market (including the ability to retain and attract management talent), the financial profile of SpinCo, SpinCo’s ability to optimize merger, acquisition and other capital allocation strategies for its focus areas, the expected tax impact of each structural alternative, and the potential reaction of investors. After evaluating each of these considerations, the Nuance Board concluded that the other alternatives considered, including a sale of the SpinCo business, did not present the same advantages as a Spin-Off, that the separation of SpinCo from the remainder of Nuance as a standalone, public company is the most attractive alternative for enhancing stockholder value and that proceeding with the Spin-Off would be in the best interests of Nuance and its stockholders.

In particular, Nuance considered the following potential benefits of this approach:

•

Enhanced Strategic and Operational Focus. Following the Spin-Off, Nuance and SpinCo will each have a more focused business and be better able to dedicate financial, management and other resources to their respective areas of strength and differentiation. Each company will pursue growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Given that SpinCo is the only current Nuance business primarily focused on the automotive technology industry, SpinCo will be better positioned as an independent company to properly channel and fund investments and develop partnerships to capitalize on long-term industry trends. SpinCo plans to focus on automotive technology industry growth areas as well as continued operational excellence. We believe that SpinCo’s separation from Nuance will allow Nuance to focus on the core growth opportunities in its healthcare and enterprise businesses.

•

Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Nuance and SpinCo to devote their time and attention to the development and implementation of corporate strategies and policies that are based on the specific company’s business characteristics. Each company will be able to adapt faster to customers’ changing needs, address specific market dynamics, target innovation and investments in select growth areas and accelerate decision-making processes.

•

Distinct and Clear Financial Profiles and Compelling Investment Cases. Investment in one company or the other may appeal to investors with different goals, interests and concerns. The Spin-Off will allow investors to make independent investment decisions with respect to Nuance and SpinCo and may result in greater alignment between the interests of SpinCo’s stockholder base and the characteristics of SpinCo’s business, capital structure and financial results.

•

Performance Incentives. We believe that the Spin-Off will enable SpinCo to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. SpinCo’s equity-based compensation arrangements will more closely align the interests of SpinCo’s management and employees with the interests of its stockholders and should increase SpinCo’s ability to attract and retain personnel.

•

Capital Structure. The Spin-Off will enable each of Nuance and SpinCo to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy.

In determining whether to effect the Spin-Off, Nuance considered the costs and risks associated with the transaction, including the costs associated with preparing SpinCo to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Nuance’s stockholders whose investment objectives may no longer be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Nuance’s common stock after the Spin-Off may drop below the trading price of Nuance’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, Nuance determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value.

When and How You Will Receive SpinCo Shares

Nuance will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every eight shares of Nuance common stock outstanding as of September 17, 2019, the Record Date of the Distribution.

Prior to the Distribution, Nuance will deliver all of the issued and outstanding shares of our common stock held by Nuance to the distribution agent. American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Nuance common stock as of the close of business on September 17, 2019, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Nuance common stock directly through Nuance’s transfer agent, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account for SpinCo shares at help@astfinancial.com or by calling 1-800-937-5449.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•

“Street name” or beneficial stockholders. If you own your shares of Nuance common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Nuance common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Nuance shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Nuance stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Nuance common stock for shares of our common stock. The number of outstanding shares of Nuance common stock will not change as a result of the Spin-Off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Nuance stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Nuance or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Nuance or us.

The distribution agent will send to each registered holder of Nuance common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Nuance stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Nuance common stock

The following is a summary of the material U.S. federal income tax consequences to holders of Nuance common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Nuance common stock that are U.S. Holders, as defined immediately below, that hold their Nuance common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Nuance common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Nuance common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Nuance equity;

•	stockholders owning Nuance common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own Nuance common stock through partnerships or other pass-through entities; or

•	persons who hold Nuance common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Nuance common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Nuance’s receipt of a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Nuance, to the effect that the Distribution will qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code.

The opinion will be, and the private letter ruling would be, based on the assumption that, among other things, the representations made, and information submitted, in connection with each (as applicable) are accurate. If the Distribution qualifies for non-recognition treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Nuance common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Nuance common stock held by the U.S. Holder immediately before the Distribution, allocated between the Nuance common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•

the holding period of our common stock received by each U.S. Holder will include the holding period of their Nuance common stock, provided that such Nuance common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Nuance common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Nuance common stock.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Nuance and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off could be materially less favorable. Nuance does not intend to obtain a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain or loss, the above consequences would not apply and each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Nuance’s current or accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Nuance common stock to the extent the amount received exceeds the stockholder’s share of Nuance’s earnings and profits; and

•

a taxable gain from the exchange of Nuance common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Nuance’s earnings and profits and the U.S. Holder’s basis in its Nuance common stock.

Cash in Lieu of Fractional Shares

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Nuance common stock is more than one year on the date of the Distribution.

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Information Reporting

Treasury Regulations require each Nuance stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Nuance to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Nuance

The following is a summary of the material U.S. federal income tax consequences to Nuance in connection with the Spin-Off that may be relevant to holders of Nuance common stock.

As discussed above, completion of the Spin-Off is conditioned upon Nuance’s receipt of a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Nuance to the effect that the Distribution will qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code. If the Distribution qualifies for non-recognition of gain or loss under Section 355 and related provisions of the Code, no gain or loss will be recognized by Nuance as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Nuance, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Nuance common stock.”

If the Distribution were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, then Nuance would recognize gain equal to the excess of the fair market value of our common stock distributed to Nuance stockholders over Nuance’s tax basis in our common stock, and would also recognize gain in respect of certain of the Reorganization Transactions.

Indemnification Obligation

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify Nuance for the resulting taxes and related expenses. In addition, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, the Spin-Off would generally be taxable to Nuance, but not to stockholders, under Section 355(e) of the Code, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to Nuance due to such a 50% or greater change in ownership of our stock, Nuance would recognize gain equal to the excess of the fair market value of our common stock distributed to Nuance stockholders over Nuance’s tax basis in our common stock and would also recognize gain in respect of certain of the Reorganization Transactions, and we generally would be required to indemnify Nuance for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 36,385,336 shares of our common stock outstanding, based in-part on the number of Nuance stockholders and shares of Nuance common stock outstanding on August 30, 2019. The actual number of shares of our common stock Nuance will distribute in the Spin-Off will depend on the actual number of shares of Nuance common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Nuance’s equity plans, and any repurchase of Nuance shares by Nuance under its common stock repurchase program, on or prior to the Record Date. Shares of Nuance common stock held by Nuance as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Distribution. The Spin-Off will not affect the number of outstanding shares of Nuance common stock or any rights of Nuance stockholders. However, following the Distribution, the equity value of Nuance will no longer reflect the value of the Business. There can be no assurance that the combined trading prices of the Nuance common stock and our common stock will equal or exceed what the trading price of Nuance common stock would have been in absence of the Spin-Off.

Before our separation from Nuance, we intend to enter into a Separation and Distribution Agreement and several other agreements with Nuance related to the Spin-Off. These agreements will govern the relationship between us and Nuance up to and after completion of the Spin-Off and allocate between us and Nuance various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships And Related Party Transactions—Agreements with Nuance.”

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly-owned subsidiary of Nuance. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We have been approved to list our shares of common stock on the Nasdaq Global Select Market under the symbol “CRNC.” Following the Spin-Off, Nuance common stock will continue to trade on the Nasdaq Global Select Market under the symbol “NUAN.”

Neither we nor Nuance can assure you as to the trading price of Nuance common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Nuance common stock after the Spin-Off will equal or exceed the trading prices of Nuance common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.

The shares of our common stock distributed to Nuance stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as one trading day prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Nuance common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Nuance common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as one trading day prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Nuance common stock: a “regular-way” market and an “ex-distribution” market. Shares of Nuance common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Nuance common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Nuance common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Nuance, including the following conditions:

•	the Nuance Board shall have approved the Reorganization Transactions and Distribution and not withdrawn such approval, and shall have declared the dividend of our common stock to Nuance stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•

the SEC shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of our registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on a national securities exchange approved by Nuance, subject to official notice of issuance;

•

Nuance shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which shall remain in full force and effect, regarding the intended treatment of the Distribution under the Code;

•	the Reorganization Transactions shall have been completed (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Nuance shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution that, in the judgment of the Nuance Board, would result in the Distribution having a material adverse effect on Nuance or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Nuance common stock as of the Record Date; and

•	certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by the Nuance Board to the extent such waiver is permitted by law. If the Nuance Board waives any condition prior to the effectiveness of our registration statement on Form 10, of which this Information Statement Forms a part, and the result of such waiver is material to Nuance stockholders, we will file an amendment to our registration statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that Nuance waives a condition after our registration statement on Form 10 becomes effective and such waiver is material, we would communicate such change to Nuance’s stockholders by filing a Form 8-K describing the change.

The fulfillment of the above conditions will not create any obligation on Nuance’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of our registration statement on Form 10, in connection with the Distribution. Nuance may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Nuance’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Nuance. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Nuance undertakes any obligation to update the information except in the normal course of our and Nuance’s public disclosure obligations and practices.

DIVIDEND POLICY

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019, on a historical basis and on an as adjusted basis to give effect to the Spin-Off, the incurrence of debt, and other transactions related to the Spin-Off, as if they had occurred on June 30, 2019. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical Condensed Combined Financial Statements and the accompanying notes thereto, and our Unaudited Pro Forma Combined Financial Statements and the accompanying notes thereto included elsewhere in this Information Statement. For information on how each adjustment in the following table was computed, including a discussion of significant assumptions and estimates used to arrive at such adjustments, refer to the indicated note in the notes accompanying our Unaudited Pro Forma Combined Financial Statements. See “Unaudited Pro Forma Combined Financial Statements.”

	As of June 30, 2019
	Historical as Reported	Notes	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$—	(1)	$110,000

Capitalization:
Indebtedness:
Current portion of long-term debt	$—	(1)	$4,250
Long-term debt	—	(1)	405,625

Total indebtedness	$—	(1)	$409,875

Total equity	$964,876	(1)	$665,001

Total capitalization	$964,876		$1,074,876

(1)

We expect to enter a senior secured term loan facility of $425.0 million aggregate principal amount outstanding offset by anticipated financing fees of approximately $15.1 million, which is primarily intended to finance a cash transfer to Nuance and support the operating cash flow needs of the Cerence business. The financing fees are shown as an adjustment to long-term debt. We plan to distribute $314.2 million of the proceeds to Nuance in connection with the Spin-Off. Additionally, the subsidiaries that will be contributed to Cerence in connection with the Reorganization Transactions are anticipated to have approximately $14.3 million of cash when contributed. We also intend to enter into a $75.0 million revolving credit facility to be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow and cash available from the senior secured term loan, which is not reflected in the capitalization above. The tax effects of the pro forma adjustments are not reflected in total equity above.

SELECTED COMBINED FINANCIAL DATA

The following table presents certain selected historical combined financial information as of and for each of the years in the three-year period ended September 30, 2018, 2017, and 2016 and as of and for each of the nine months ended June 30, 2019 and 2018. The selected historical combined financial data as of and for each of the years ended September 30, 2018, 2017, and 2016 is derived from historical Combined Financial Statements included elsewhere in this Information Statement. The selected historical combined financial data as of and for each of the nine months ended June 30, 2019 and 2018 are derived from our Condensed Combined Financial Statements included elsewhere in this Information Statement. The Condensed Combined Financial Statements for the nine months ended June 30, 2019 have been prepared under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), while the historical Combined Financial Statements have been prepared under FASB ASC Topic 605, “Revenue Recognition” (“ASC 605”). In our opinion, both financial statements include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair statement of the information set forth in this Information Statement.

ASC 606 was adopted as of October 1, 2018 using the modified retrospective approach from the previous guidance ASC 605. Our transition to ASC 606 represents a change in accounting policy that is reflected in our Condensed Combined Financial Statements for the nine months ended June 30, 2019. The adoption of ASC 606 limits the comparability of revenue and expenses, including cost of revenue and certain operating expenses when compared to the nine months ended June 30, 2018 and prior reporting periods. Refer to Note 3 to our Condensed Combined Financial Statements included elsewhere in this Information Statement for further details on our adoption of ASC 606 and a reconciliation of our operating results for the nine months ended June 30, 2019 under ASC 606 to the results under ASC 605.

The selected historical combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and Condensed Combined Financial Statements, including their respective accompanying Notes thereto included elsewhere in this Information Statement. For each of the periods presented, our business was wholly-owned by Nuance. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Nuance, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical combined financial information includes allocations of certain Nuance corporate expenses, as described in Note 16 to the Combined Financial Statements. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Nine Months Ended June 30,			Year Ended September 30,
	2019	2019	2018	2018	2017	2016
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)	(ASC 605)	(ASC 605)
	(Unaudited)	(Unaudited)	(Unaudited)
Operations:
Total revenues	$220,358	$224,008	$201,628	$276,984	$244,729	$211,136
Gross profit	148,033	152,181	140,907	194,020	176,195	150,570
Income from operations	6,241	9,915	26,115	36,852	63,685	47,793
Provision for income taxes	1,860	2,282	28,754	30,917	15,926	12,319
Net income (loss)	4,482	7,763	(2,743)	5,881	47,276	34,939
Financial Position:
Deferred revenue	355,426	360,967	330,254	348,649	300,182	243,415
Total assets	1,383,300	1,388,353	1,406,824	1,397,548	1,335,752	1,293,040
Total parent company equity	964,876	964,392	1,028,963	993,319	997,179	1,011,390
Selected Data and Ratios:
Net working capital	(31,061)	(45,586)	(24,670)	(38,839)	(13,599)	(20,482)
Depreciation of property and equipment	5,950	5,950	6,852	9,159	7,008	6,208
Amortization of intangible assets	15,572	15,572	11,239	16,606	12,661	13,547
Gross margin	67.2%	67.9%	69.9%	70.0%	72.0%	71.3%
Operating margin	2.8%	4.4%	13.0%	13.3%	26.0%	22.6%

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following pro forma combined financial data of Cerence consists of pro forma combined statements of operations for the year ended September 30, 2018 and the nine months ended June 30, 2019, and the pro forma combined balance sheet as of June 30, 2019.

The pro forma financial statements illustrate the financial impacts of the Spin-Off, the incurrence of debt, and other related transactions described below. The pro forma balance sheet gives effect to the Spin-Off and related transactions described below as if they had occurred on June 30, 2019. The pro forma combined statements of operations for the year ended September 30, 2018 and for the nine months ended June 30, 2019 assume that the Spin-Off and related transactions described below had occurred as of October 1, 2017.

The following pro forma combined financial data is subject to assumptions and adjustments described in the accompanying notes. Cerence’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as Nuance and Cerence finalize the terms of the separation, including the Separation and Distribution Agreement and related transaction agreements. The pro forma combined financial data does not purport to represent what Cerence’s financial position and results of operations actually would have been had the Spin-Off and related transactions occurred on the dates indicated, or to project Cerence’s financial performance for any future period following the Spin-Off.

The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to the following factors:

•	the pro forma adjustments are estimated based on the operating structure of Cerence during each of the historical periods presented, which may differ from the operating structure at the closing;

•

we did not track the assets and liabilities of Cerence historically—the pro forma adjustments are based on our estimates of the assets, liabilities and employees related to Cerence in each historical period presented, which may differ from the assets, liabilities and employees assumed at the closing of the Spin-Off; and

•

the allocation of certain corporate administrative costs, including general corporate expenses related to tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation—these historical allocations may not be indicative of Cerence’s future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with Cerence being an independent public company.

The pro forma combined balance sheet and statements of operations have been derived from Cerence’s Combined Financial Statements and Condensed Combined Financial Statements included elsewhere in this Information Statement and have been adjusted to give effect to the following items related to the Spin-Off and the related transactions:

•	the contribution by Nuance to Cerence, pursuant to the Separation and Distribution Agreement, of all the assets and liabilities that comprise Cerence’s business;

•

the expected incurrence of approximately $425.0 million of debt, net of anticipated financing fees of approximately $15.1 million, at an expected interest rate of 5.6% and a cash distribution of approximately $314.2 million to Nuance; and

•	the contribution by Nuance to Cerence of subsidiaries with approximately $14.3 million of cash when contributed.

We estimate that Cerence will incur additional start-up and separation costs in the range of $1.0 million to $5.0 million within twelve months after the Spin-Off. The accompanying unaudited pro forma combined statements of operations and the unaudited pro forma combined balance sheet, have not been adjusted for these estimated costs as the costs are not expected to have an ongoing impact on Cerence’s operating results and these costs are projected amounts based on subjective estimates and assumptions, which are not factually supportable at this time. The transaction-related costs include, but are not limited to, incremental legal, accounting, tax and other professional costs pertaining to establishing Cerence as a standalone public company. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The pro forma combined financial data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and corresponding notes included elsewhere in this Information Statement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2019

(Dollars in thousands)

	Historical	Pro Forma Adjustments	Notes	Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$—	$110,000	[C]	$110,000
Accounts receivable, net	72,780	—		72,780
Deferred costs	4,514	—		4,514
Prepaid expenses and other current assets	15,082	—		15,082

Total current assets	92,376	110,000		202,376

Property and equipment, net	9,883	—		9,883
Deferred costs	38,606	—		38,606
Goodwill	1,122,009	—		1,122,009
Intangible assets, net	69,262	—		69,262
Deferred tax asset	49,208	1,725	[D]	50,933
Other assets	1,956	—		1,956

Total assets	$1,383,300	$111,725		$1,495,025

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$13,180	$—		$13,180
Deferred revenue	78,194	—		78,194
Accrued expenses and other current liabilities	32,063	—		32,063
Current portion of long-term debt	—	4,250	[C]	4,250

Total current liabilities	123,437	4,250		127,687
Long-term debt, net of current portion	—	405,625	[C]	405,625
Deferred revenue, net of current portion	277,232	—		277,232
Other liabilities	17,755	—		17,755

Total liabilities	418,424	409,875		828,299

Equity:
Common stock	—
Additional paid-in-capital	—
Net parent investment	990,016	(298,150)	[C] [D]	691,866
Accumulated other comprehensive income (loss)	(25,140)	—		(25,140)

Total equity	964,876	(298,150)		666,726

Total liabilities and equity	$1,383,300	$111,725		$1,495,025

Refer to accompanying Notes to the Pro Forma Combined Financial Data

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the nine months ended June 30, 2019

(Dollars in thousands, except per share data)

	Historical	Pro Forma Adjustments	Notes	Adjusted
Revenues:
License	$127,288	$—		$127,288
Connected services	55,830	—		55,830
Professional services	37,049	—		37,049
Other	191	—		191

Total revenues	220,358	—		220,358

Cost of revenues:
License	1,428	—		1,428
Connected services	28,591	—		28,591
Professional services	36,131	—		36,131
Amortization of intangible assets	6,175	—		6,175

Total cost of revenues	72,325	—		72,325

Gross profit	148,033	—		148,033

Operating expenses:
Research and development	69,344	—		69,344
Sales and marketing	27,475	—		27,475
General and administrative	17,646	—		17,646
Amortization of intangible assets	9,397	—		9,397
Restructuring and other costs, net	17,147	(9,169)	[B]	7,978
Acquisition-related costs	783	—		783

Total operating expenses	141,792	(9,169)		132,623

Income from operations	6,241	9,169		15,410
Other income (expense):
Interest expense	—	(19,470)	[A]	(19,470)
Other income (expense), net	101	—		101

Income before income taxes	6,342	(10,301)		(3,959)
Provision for income taxes	1,860	(2,578)	[D]	(718)

Net income	$4,482	$(7,723)		$(3,241)

Pro forma earnings per share:
Basic			[E]	$(0.09)

Diluted			[E]	$(0.09)

Pro forma weighted average common shares outstanding:
Basic				36,284

Diluted				36,284

Refer to accompanying Notes to the Pro Forma Combined Financial Data

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2018

(Dollars in thousands, except per share data)

	Historical	Pro Forma Adjustments	Notes	Adjusted
Revenues:
License	$171,075	$—		$171,075
Connected services	60,227	—		60,227
Professional services	45,451	—		45,451
Other	231	—		231

Total revenues	276,984	—		276,984

Cost of revenues:
License	1,156	—		1,156
Connected services	32,919	—		32,919
Professional services	41,123	—		41,123
Amortization of intangible assets	7,766	—		7,766

Total cost of revenues	82,964	—		82,964

Gross profit	194,020	—		194,020

Operating expenses:
Research and development	80,957	—		80,957
Sales and marketing	30,553	—		30,553
General and administrative	19,873	—		19,873
Amortization of intangible assets	8,840	—		8,840
Restructuring and other costs, net	12,863	(8,713)	[B]	4,150
Acquisition-related costs	4,082	—		4,082

Total operating expenses	157,168	(8,713)		148,455

Income from operations	36,852	8,713		45,565
Other income (expense):
Interest expense	—	(25,960)	[A]	(25,960)
Other income (expense), net	(54)	—		(54)

Income before income taxes	36,798	(17,247)		19,551
Provision for income taxes	30,917	(4,376)	[D]	26,541

Net income	$5,881	$(12,871)		$(6,990)

Pro forma earnings per share:
Basic			[E]	$(0.19)

Diluted			[E]	$(0.19)

Pro forma weighted average common shares outstanding:
Basic				37,065

Diluted				37,065

Refer to accompanying Notes to the Pro Forma Combined Financial Data

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

(Dollars in thousands)

(A)

Reflects interest expense related to a $425.0 million senior secured term loan that we expect to enter into in connection with the Spin-Off and amortization of anticipated financing fees of $15.1 million to be paid by Cerence. The expected interest rate on the debt is approximately 5.6%. We estimate that interest expense would have been $26.0 million and $19.5 million for the year ended September 30, 2018 and the nine months ended June 30, 2019, respectively. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if our actual interest rate changes. Cerence estimates that amortization of the financing fees would have been $2.1 million and $1.6 million for the year ended September 30, 2018 and nine months ended June 30, 2019, respectively.

(B)

Reflects an adjustment to restructuring expenses that removes $8.7 million and $9.2 million of transaction-related costs incurred during the year ended September 30, 2018 and the nine months ended June 30, 2019, respectively, which are directly related to the Spin-Off. As these costs represent material, nonrecurring costs directly related to the separation, a pro forma adjustment was performed to reverse the costs.

(C)

Reflects $425.0 million of borrowings expected to be incurred in connection with the separation offset by anticipated financing fees to be paid by us of $15.1 million. The financing fees related to the senior secured term loan are shown as an adjustment to long-term debt, net of current portion. We plan to distribute $314.2 million of the proceeds to Nuance in connection with the Spin-Off. Additionally, the subsidiaries that will be contributed to Cerence in connection with the Reorganization Transactions are anticipated to have approximately $14.3 million of cash when contributed. We also intend to enter into a $75.0 million revolving credit facility to support our business post-Spin-Off, but do not expect to draw on this facility immediately.

(D)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates.

(E)

The number of shares used to compute basic earnings per share for the year ended September 30, 2018 and for the nine months ended June 30, 2019 is based on the number of shares of Nuance common stock outstanding on September 30, 2018 and June 30, 2019, respectively, assuming the anticipated distribution ratio of one share of our common stock for every eight shares of Nuance common stock, adjusted to include approximately 1.8% of the shares of our common stock to be issued in connection with the Reorganization Transactions. The number of Nuance shares used to determine the assumed distribution reflects the Nuance shares outstanding as of each balance sheet date, which is the most current information as of the date of those financial statements. While the actual future impact of potential dilution from shares of common stock related to equity awards granted to our employees under Nuance’s share-based plans will depend on various factors, pro forma diluted shares outstanding were not adjusted as we do not currently have an estimate of the future dilutive impact.

BUSINESS

Overview

Cerence builds automotive cognitive assistance solutions to power natural and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world’s most popular software platforms for building automotive virtual assistants, such as “Hey BMW” and “Ni hao Banma”. Our customers include all major OEMs or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement and acoustic modeling technology. Automotive virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third party virtual assistants into the in-vehicle experience.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into an increasing proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of

$355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation for our future revenue from variable forecasted royalties and hosted activity is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. Both our embedded and connected technologies are priced and sold on a per-vehicle or device basis, where we receive a single fee for both the embedded license and the connected service term. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

We are being spun off of Nuance, a leading provider of speech and language solutions for businesses and consumers around the world. Nuance has won numerous awards for the performance of its speech recognition and conversational artificial intelligence software. Speech recognition, natural language understanding, artificial intelligence and predictive touch solutions from Nuance have powered many pioneering intelligent devices, including mobile devices, cars, televisions, and wearable devices, and are also established technologies in healthcare and enterprise services. Following the Spin-Off, we will have possession of approximately 1,250 patents and patent applications and other intellectual property currently owned by Nuance. Additionally, we will employ approximately 700 personnel devoted to research and development who will continue to develop our artificial intelligence technology. We will also continue to benefit from Nuance’s deep portfolio of intellectual property and data, and we will provide certain of our intellectual property and data to Nuance, by entering into agreements with Nuance where we and Nuance provide to the other certain non-exclusive licenses or rights to certain intellectual property and data.

Our solutions have been installed in more than 280 million automobiles to date, including over 45 million new vehicles in 2018 alone. Based on royalty reports provided by our customers and third-party reports of total vehicles shipped worldwide, we estimate that approximately 52% of all shipped cars during the nine months ended June 30, 2019 included Cerence technologies, compared to approximately 48% for the fiscal year ended September 30, 2018. Cerence hybrid solutions shipped on approximately 5.7 million vehicles during the nine months ended June 30, 2019, an increase of approximately 46% compared to approximately 3.9 million vehicles for the nine months ended June 30, 2018. For the fiscal year ended September 30, 2018, Cerence hybrid solutions shipped on approximately 5.7 million vehicles. In aggregate, over 60 automobile brands worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese and Shanghainese.

In fiscal 2018, we generated revenue of $277.0 million and net income of $5.9 million.

Our Offerings

Our mission is to empower the automotive ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are natural and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.

User engagement with virtual assistants built with our software platform typically begins with a voice request. Upon receiving such an input, our software platform system determines what the user has said, infers user intent, and maps the request to the most applicable category and domain. Depending on the applicable domain, our software platform determines whether to respond directly or access an external data source or third party virtual assistant, in all cases resulting in a response including spoken words or taking action. Depending on the complexity of the request and other factors, engagement may consist of multiple rapid voice interactions with the user and may combine assistance in multiple domains.

Our software platform has a hybrid architecture combining edge software components, which are embedded in a vehicle’s head unit and integrated with onboard systems, with cloud-connected components, which access data and content on external networks and support over-the-air updates. This hybrid architecture enables our software platform to combine the performance, reliability, efficiency, security and tight vehicular integration of embedded software with the flexibility that cloud connectivity provides. Response frameworks can generally be customized such that requests are processed first at the edge, controlling cloud transmission costs, or in parallel at the edge and in the cloud, to achieve higher confidence responses with low latency. Through edge computing capabilities, the platform is able to provide certain features, such as wake up words, while avoiding privacy and latency issues associated with always-listening cloud-connected technologies. Our software platform includes a common programming framework including toolkits and applications for its edge and cloud-connected components, and our customers can choose the software components that are necessary to power the experiences that they want to build and offer.

Cerence Platform Framework - Hybrid Architecture

We deliver our software platform through our professional services organization, which works with OEMs and suppliers to tailor it to the desired requirements, configurations and acoustic characteristics of specific vehicle models. For an initial implementation, our professional services engagements typically begin with the porting of our key technologies to the customer’s specific hardware platform and the development of specific dialogues and grammar libraries. Our professional services teams also work with OEMs on acoustic optimization of a system and application of our audio signal processing technologies. Following an initial implementation, our professional services organization may continue to provide services over the course of a head unit program and vehicle model lifecycle through maintenance and enhancement engagements.

Edge Software Components

Our software platform’s edge software components are installed on a vehicle’s head unit and can operate without access to external networks and information. We tailor our edge software components to a customer’s desired use cases and a vehicle model’s unique systems, sensors and data interfaces.

Capabilities of our edge software components include automatic speech recognition, natural language understanding, noise cancellation, driver and passenger voice isolation, voice biometrics, wake-up word and text-to-speech synthesis, as well certain non-speech technologies such as touch and text input. Edge deployment suits these technologies as it provides the following functionality and benefits:

•	Performance. Processing at the edge is often necessary to meet the low latency requirements of natural conversation.

•	Vehicle Systems Integration. Vehicle applications, sensors, and data interfaces can be integrated deeply with embedded systems.

•	Availability. Edge-located systems are available regardless of cellular coverage and network connectivity.

•	Reduced cost. Processing at the edge reduces or eliminates cellular data transmission costs.

•	Privacy. Users’ utterances and system outputs processed at the edge remain onboard and can immediately be purged.

Certain forms of assistant speech invocation can only be implemented using edge software. The use of wake-up words like “Hey BMW” and “Ni hao Banma” require constant listening and signal processing to identify instances when a virtual assistant should activate and respond. Sending a constant stream of audio from the car interior to the cloud for processing would require enormous amounts of bandwidth and potentially create privacy concerns. The same requirements apply to our new JustTalk technology, which constantly listens to spoken conversation, determines speaker intent, and invokes assistance appropriately without requiring a specific invocation phrase.

We typically sell our edge software components under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our customers generally provide estimates of the units to be shipped for a particular program, and we review third-party market studies and work with our customers to refine and understand these projections. This provides us with some reasonable visibility into future revenue, however the number of units to be shipped for a particular program is not committed upfront.

Cloud-Connected Components

Our software platform’s cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platforms. Our cloud-connected speech-related technologies perform many of the same tasks as our speech-related edge components while offering enhanced functionality through increased computational power and access to external content. Our principal content platform offering is Content Services, a data aggregation system which supports access to a wide range of live information such as news, traffic and weather. Cloud-connected components also support the replication of personalized settings such as voice profiles and preferences across multiple vehicles.

We offer cloud-connected components in the form of a connected service to the vehicle end user. Initial subscriptions typically have multi-year terms from the time of a vehicle’s sale and are paid in advance by the OEM or supplier. Renewal options vary and are managed by our customers on behalf of vehicle end users.

Virtual Assistant Coexistence

The wide variety of use cases encompassed by automotive cognitive assistance, in the context of evolving consumer preferences, necessitates the coexistence of multiple virtual assistants within the in-vehicle environment. For example, many vehicle-related categories such as navigation and control can best be addressed by a tightly integrated, vehicle-model-specific virtual assistant. At the same time, drivers and passengers often prefer to use familiar Internet-based virtual assistants for more general domains such as entertainment.

To enable our customers to provide a consistent automotive cognitive assistance experience across multiple coexisting virtual assistants, our software platform can support the integration of third-party virtual assistants, providing a uniform interface for virtual assistant engagement. We have invested in our platform to develop the technology and capabilities necessary to integrate third party virtual assistants with vehicles’ systems.

To make integration as seamless as possible, we have built cognitive arbitration technology that is capable of inferring user intent, determining which within a set of virtual assistants would be best suited to address a request, and sending the request to the selected assistant. Depending on a system’s configuration and the virtual assistants to which it is connected, output can be presented back to the user through a vehicle-specific personality or through the virtual assistant’s own interface. Cognitive arbitration represents an important control point with respect to the mobility experience and an important brand differentiation opportunity for OEMs and suppliers. Like the rest of our software platform, cognitive arbitration is a white label product that can be customized and branded.

Along with providing OEMs control over their brand identity, our cognitive arbitration technology is an important element in letting an OEM design the overall driver and passenger experience. This technology allows an OEM to dictate interactions with third-party virtual assistants within the vehicle, strengthening its ability to differentiate and control the overall in-vehicle experience.

Professional Services

We have a large professional services team that works with our customers in the design, development and deployment phases of a vehicle head unit program and vehicle model lifecycle, as well as in maintenance and enhancement engagements. Our range of capabilities include personalization of grammar and natural language understanding development, localization, language selection and system coverage, navigation speech data generation, system prompt recordings, porting our platform’s framework and our ability to deploy cognitive arbitration technologies, and user experience reviews and studies. Our professional services team is globally distributed to serve our customers in their primary design and production jurisdictions. We typically charge manufacturers for our design and consulting work, although we have recently observed an industry shift towards connected services solutions and have changed our pricing strategy, both of which have moved fees from the professional services portion of our business to the license and connected services portion of our business. Our professional services contracts are primarily project-based, in line with customary non-recurring engineering industry practices.

Our Competitive Strengths

Our key competitive strengths include:

•

Industry-leading speech-related technology. Our research shows that consumers see speech as an increasingly attractive medium for human-vehicle interaction. Nevertheless, they are often frustrated with speech recognition solutions that misunderstand spoken language or require users to speak rigid, pre-defined commands associated with a limited set of functions. Developing speech-based automotive virtual assistants that users will perceive as natural is challenging as a matter of artificial intelligence technology, acoustic engineering and user interface design. We believe our software platform, as tailored for a specific vehicle model by our professional services organization, represents one of the most technologically advanced and highest-performing human-vehicle speech interaction systems available today. In tests performed by our customers to assess correct recognition of words, sentences, and domains, our solutions have achieved some of the highest marks relative to competitors and our offerings are backed by our portfolio of patents and associated rights.

•

Hybrid edge-cloud system architecture. Our software platform’s hybrid architecture combines the performance, reliability and tight integration that only edge software can provide with the flexibility of cloud connectivity. Cloud-reliant solutions with which our software platform competes cannot match edge software’s low latency, its bandwidth efficiency or its availability in the absence of network connectivity. Moreover, emerging speech invocation paradigms such as wake up words and situationally aware invocation are most effectively implemented using edge technology.

•

Bespoke vehicle integration and acoustic tuning. Cognitive assistance in categories such as navigation, entertainment and control requires tight integration with onboard vehicle components, which vary widely among vehicle models. Separately, speech interaction systems can be significantly hampered by the noisy environment of a vehicle cabin and must be tuned for particular acoustics and audio system components. To achieve the tight vehicle integration necessary to address these concerns, our professional services team works closely with OEMs and suppliers to customize our offerings for the particular characteristics of specific vehicle models. Our expertise in acoustics enables us to implement systems that can isolate the voices of individual speakers and support simultaneous virtual assistance for speakers in multiple zones, representing a key point of differentiation.

•

Interoperability with third-party Internet-based virtual assistants. Virtual assistants from large technology companies have become popular with consumers. We believe that consumers want to use these assistants while traveling in their vehicles and that a comprehensive automotive cognitive assistance system requires the coexistence of multiple virtual assistants. To accommodate their end user preferences while still providing a unique and brand-specific experience, OEMs seek to offer a common in-vehicle interface with seamless integration across various virtual assistants. To this end, our software platform can support the integration of multiple third-party virtual assistants and provide a uniform interface for virtual assistant engagement. Our market-leading position, our focus on the automotive market and the large size of our installed base create incentives for third party virtual assistant providers to work with us and support this integration.

•

Independence from large technology companies and automobile industry players. As vehicles become more autonomous, mobility experiences are being increasingly defined by in-cabin features and alternative forms of human-vehicle engagement. Branded, differentiated automotive cognitive assistance is thus increasingly important to OEMs’ brand value. As a neutral, independent, white-label software platform vendor, we empower our customers to build branded and differentiated experiences and retain ownership of, or rights to, their system design and data. The virtual assistant coexistence enabled by our cognitive arbitration functionality is designed to allow our customers to provide access to third-party virtual assistants without ceding overall control of the cognitive assistance experience.

•

OEM alignment. The design and development of the head unit within the vehicle ecosystem is a complex process requiring tight integration of the software and hardware components used in and with the vehicle. We believe our demonstrated long-standing capabilities in working closely with OEMs, understanding their needs, product roadmaps and global go-to-market strategies enables us to innovate our technologies to meet an OEM’s specifications. Furthermore, our working relationships with OEMs uniquely allow us to market and sell our solutions on both a local and global basis in accordance with an OEM’s particular requirements.

•

Broad language coverage. Our software platform supports over 70 languages and dialects, far more than any of our competitors. As a result of our broad language support, our customers are already delivering cognitive assistance based on our software platform in over 60 countries across the Americas, Europe and Asia, including China, the U.S. and all other large automotive markets. Our language support also enables multi-lingual capabilities for domains such as music selection, point-of-interest selection, and cross-border navigation among others, representing a critical feature for markets such as Continental Europe in which automobiles may routinely traverse multiple lingual zones. We believe that our portfolio of languages and multi-lingual capabilities represent an important competitive advantage, as the development of capabilities to support a new language is expensive and time-consuming.

•

Broad, global network of deep relationships with OEMs and tier 1 suppliers. We have supplied speech recognition systems to OEMs and suppliers for over 20 years, working closely with our customers through our global professional services organization to design and integrate our solutions into their brands. Today, we work with all major OEMs or their tier 1 suppliers worldwide, leveraging the geographic breadth and industry experience of our professional services teams. Our long history in the automotive industry and the global reach and experience of our over 450 professional services employees across 10 countries gives us credibility with OEMs as we seek new business with OEMs, either directly or through their tier 1 suppliers. We believe that OEMs who sell globally will value our experience in servicing and deploying solutions on a global basis. We often have master agreements or similar commercial arrangements with our customers. These master agreements help us retain customer relationships over the long term.

Our Growth Strategies

We believe our growth opportunity has three key facets: the penetration of our offerings and key enabling technologies throughout the vehicle market; the revenue we are able to capture per vehicle; and our market share relative to competitors. Our primary strategies for pursuing our growth include the following:

•

Maintain and extend product leadership. We intend to continue investing in developing our product functionality and expanding the breadth of categories and domains our software platform is able to address, particularly with a view toward maintaining our market share in edge software components and growing our share in cloud-connected software functionalities. Our existing relationship with, and our proximity in the design process to, OEMs provides us with insight into the needs of the end-users and roadmaps for innovation. For instance, this insight has helped us identify and advance our technologies for autonomous driving systems, which technologies have been incorporated in solutions currently under development. Additionally, we intend to continue to invest in customizing and supporting our solutions for specific individual automobile vehicle models, resulting in tight integration of our solutions. We believe that increasing complexity of our edge software components, including with respect to multi-modal interaction, and growth in our cloud-connected product areas, including the enabling of third-party services, will enable us to increase the revenue per vehicle that we are able to generate. Additionally, these investments will help maintain our position with existing customers through new vehicle models and enable us to grow with the overall market for automotive cognitive assistance.

•

Continue to invest in interoperability with third-party virtual assistants. We believe that the growing popularity of third-party virtual assistants is creating increasing demand for access to these assistants as part of the mobility experience. We also believe that complete automotive cognitive assistance requires the coexistence of multiple virtual assistants. We intend to continue to invest to develop our software platform’s interoperability with third-party virtual assistants and its cognitive arbitration capabilities to maintain its position as a neutral automotive cognitive assistance platform. We believe a neutral automotive cognitive assistance platform will increasingly be valued by OEMs that prioritize maintaining their unique and branded in-car experience and the ability to control the mobility experience overall.

•

Increase penetration in key geographic markets, including China. We operate worldwide today, including in emerging markets. However, our presence in certain large geographic automobile markets, such as India and Southeast Asia, is relatively small today primarily as a result of lower penetration of automobile cognitive assistance in those markets. We specifically invested in emerging markets such as Indonesia and Thailand in fiscal 2018 and have been making investments in India in fiscal 2019. As these markets grow, we intend to continue to invest in manufacturer relationships and the development of localized technology to maintain and expand our local market share.

We currently serve the Chinese market through a combination of domestic OEMs and suppliers, such as Geely, Proton, Roewe, SAIC, Banma Network Technology and Huawei, and global non-Chinese manufacturers and suppliers who sell into the Chinese market, such as Audi, BMW, Daimler, Aptiv and Harman. We offer cognitive assistance in all the primary Chinese languages and dialects, including Mandarin, Cantonese and Shanghainese. Our current presence in China includes approximately 240 R&D, professional services, and sales and marketing professionals across three R&D centers and professional services hubs. In fiscal 2019, we won competitive processes at Banma and Geely, displacing local competitor iFlyTek. We intend to continue to expand our presence in the Chinese market through the ongoing development of language capabilities and investment in relationships with manufacturers and suppliers that sell into that market.

•

Deliver new functionality to existing installed base. Our solutions have been installed in over 280 million vehicles to date. Our large installed base represents an opportunity to deliver new features and software. Depending on system capabilities, we are able to deliver updated functionality to our users in the form of embedded software upgrades performed by dealers and over-the-air updates delivered from the cloud.

Market Opportunity and Industry Trends

The market for automotive cognitive assistance is rapidly expanding. Tractica estimates that the automotive voice and speech recognition software market is expected to grow at approximately a 39% compound annual growth rate to $4.5 billion by 2025. We believe that many of the features of our software platform represent additional market opportunity beyond this estimate, including Push-to-Talk, Wake-Up Words, Just Talk, Cognitive Arbitration, Non-Speech Multimodal Input, Speech Signal Enhancement, Multi-Seat Intelligence and

onboard sensor integration. We believe the market for these technologies has generally not been estimated by third parties due to the limited set of companies with the ability to offer the features into the market. However, given interest from our customers, we believe that the market for these features is large and growing at a faster rate than the growth rate estimated by Tractica for the automotive voice and speech recognition market.

The market for automobile cognitive assistance is being driven by a number of key industry trends, including the following:

•

Increasing vehicle intelligence and connectivity. Automobiles are becoming increasingly connected to the Internet, effectively operating as “rolling smartphones” with real-time external data access. At the same time, OEMs are increasing the computational power available onboard their vehicles to address a variety of aspects of mobility, including safety and navigation. These trends are being driven further by the expanding market for autonomous driving technologies and as OEMs elect to offer intelligence and connectivity technologies in a broader set of the vehicle models they offer. We believe that the combination of increasing connectivity and increasing computational power will drive increases in the number and proportion of vehicles shipped with onboard proprietary virtual assistants.

•

Increasing consumer use of virtual assistants. Smartphones have become ubiquitous, and smart speakers are becoming increasingly popular. Consumers are becoming increasingly accustomed to on-demand access to virtual assistants and special-purpose bots to help with various tasks. We believe that this results in increased demand for automotive cognitive assistance for two reasons. First, as consumers become increasingly accustomed to speech-based virtual assistants, they realize that speech is a natural interface for many automotive use cases including navigation, communication and entertainment system control. Second, with respect to more general informational domains including news, weather and sports, consumers want access to the same virtual assistants while riding in their vehicles as they increasingly have through smartphones and smart speakers in their homes.

•

Increasingly distracted driving. Smartphones present drivers with a source of potential distraction. Speech-based virtual assistance is hands-free and eyes-free, decreasing the risks of distracted driving while still enabling users to communicate, obtain information, take action and engage with applications.

•

Shared mobility. Ridesharing and vehicle sharing are impacting how consumers interact with vehicles. Shared mobility reduces the amount of active driving that is required to achieve a given amount of transportation and therefore increases the time in which passengers are free to engage in entertainment and productivity activities. Shared mobility providers are increasingly competing on the basis of their ability to deliver a consistent, personalized mobility experience across mobile applications and vehicle cabins. We believe that cognitive assistance will play an important role in powering and differentiating these experiences.

•

Autonomous driving. As vehicles become increasingly autonomous, their drivers are becoming increasingly passive and passenger-like. We believe that cognitive assistance in the domain of trip planning will gradually and partially replace physical driving control through steering wheels and pedals. As this happens, cognitive assistance in at least categories of entertainment and productivity will become increasingly important to the mobility experience.

Competition

The automobile cognitive assistance market is competitive. Today, we face two primary sets of competitors:

•

Large technology companies. Many large technology companies, including Amazon, Apple, Google, Microsoft, Alibaba, Baidu and Tencent, offer Internet-based virtual assistants. Given the popularity in general of these virtual assistants, we believe that automobile drivers and riders increasingly desire the ability to use them as part of the mobility experience. To meet this demand, some of these companies have invested in technologies, such as Apple CarPlay, to make their virtual assistants more accessible within vehicle cabins.

While these third-party virtual assistants directly compete with some of the functionality we provide as part of our software platform, they also increase the need for our software platform in two ways. First, given the fragmented and competitive nature of the virtual assistant market, it is important for OEMs and suppliers to enable their passengers to utilize a variety of virtual assistants. Our software platform’s cognitive arbitration functionality can, dependent on appropriate third party agreements, enable OEMs and suppliers to provide access to multiple third-party virtual assistants through a consistent, branded interface. Second, the noisy environment of a vehicle cabin presents significant speech processing challenges for smartphone-based third-party virtual assistants that are not designed for a specific vehicle model. Our software platform integrates with third-party virtual assistants and improves their functionality by improving the quality of speech input.

•

Small, focused competitors. We compete for business directly with certain companies focused on cognitive assistance, including SoundHound in the U.S., iFlyTek in China, and other regional and technology-focused competitors. These companies have had some success selling into our customer base. However, we believe that we have multiple meaningful competitive advantages, including our scale, our globally distributed team, our best-in-class portfolio of compatible languages, and our deep focus on the automotive market. We also believe that our technology, particularly our speech signal enhancement and acoustic tuning, is superior based on benchmarking results against our competitors. We believe we will continue to be able to compete successfully against these competitors as we continue to invest in our offerings.

Our industry has attracted, and may continue to attract, new entrants. Although we find that OEMs often prefer to maintain relationships with suppliers that have a proven record of performance, they also rigorously reevaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, operational flexibility, customer service and overall management.

Technology

Our software platform’s edge and cloud-connected software components are based on a number of proprietary technologies. We customize these technologies for specific vehicle models and continuously update and improve our features and functionality. Our key technologies include but are not limited to the following:

•

Speech Signal Enhancement. A high-quality voice input signal is a precondition to reliable speech recognition and cognitive assistance. However, in a typical vehicle cabin, ambient interior sounds and noise from around the vehicle mix with infotainment system output and conversations between passengers, creating a complex soundscape that can obscure virtual assistant requests. Audio signal processing technologies are therefore critical to the cognitive assistance experience. We have been developing and combining highly advanced audio signal enhancement technologies for over 20 years, and we tune our software in relation to the placement of microphones in a vehicle to create defined acoustic zones and support the isolation of individual speakers. Our technologies deliver best-in-class speech recognition results, as evidenced by tests performed by our customers to assess correct recognition of words, sentences, and domains, in which our solutions have achieved some of the highest marks relative to competitors.

•

Automatic Speech Recognition. Our speech recognition technology, built using neural networks and specifically designed for automotive applications, is recognized as the automotive industry leader in automatic speech recognition. We support over 70 languages and dialects, representing one of the largest language portfolios in the speech industry. Key features of our speech recognition technology include free-form conversational interpretation, as opposed to a rigid system of predefined commands, and barge-in capabilities, enabling users to correct and modify their requests in the middle of stating them.

•	Natural Language Understanding. Once speech has been captured and accurately converted into words, natural language understanding technology, or NLU, is necessary to match the request to the appropriate category and domain to interpret the user’s intent. Our NLU system applies artificial intelligence reasoning, including predefined and learned preferences and real-time contextual information, to deliver informative responses consistent with what a user desires. NLU processing is performed by a hybrid of edge and cloud-connected software components to optimize performance, efficiency, reliability and security.

•

Vocalizer: Text-to-Speech and Natural Language Generation. In many cases, the most useful result of a spoken query or command is a spoken response back to the user. To enable cognitive assistants to speak, we offer text-to-speech technology in more than 70 languages and dialects and over 130 distinct voices. We also develop custom voices for customers who wish to differentiate themselves through an exclusive personality representing their brand.

•

Voice Biometrics. Our software platform includes biometric functionality that can detect minute differences in humans’ voices and securely store and match users’ voiceprints. The voice biometrics enables personalization of the automotive experience by recognizing users based on their voice and automatically loading individual preferences and other automotive settings.

•	Push-to-Talk, Wake-Up Words and Just Talk. Through our software platform, we are capable of offering three methods for invoking the virtual assistant, which can be implemented alone or in combination:

•	Push-to-Talk, functionality, most commonly implemented as a button on the steering wheel or center console.

•	Wake-Up Word, functionality, involving a spoken keyword or phrase, such as “Hey BMW.”

•

Just Talk. Our active listening technology, introduced in 2017, filters out background noise and irrelevant conversation until it hears a keyword, phrase, or command that it understands as related to an applicable domain and intended as a virtual assistant request. False triggers are minimized through sophisticated syntax, cadence and intonation analysis performed in real-time and can be further reduced using automobile sensors such as head or body movement trackers.

•	Cognitive Arbitration. Our cognitive arbitration technology can route arbitrary requests to the most appropriate virtual assistant or bot, including third party virtual assistants.

•

Non-Speech, Multimodal Input. Our technology seeks to mimic conversational human interaction by incorporating input methods beyond speech. Our multimodal capabilities allow vehicle systems to accept multiple forms of input such as voice, gestures, gaze, predictive text and handwriting.

•

Multi-Seat Intelligence. Due to its flexible design our speech signal enhancement technology can be easily configured for complex multi-zone scenarios with various users and nearly arbitrary microphone configurations. Dedicated processing modes enable efficient and robust multi-user speech recognition in challenging acoustical environments. This allows for passenger interaction in individual zones like sharing music or interacting simultaneously with the car or infotainment systems, where some passengers can enjoy browsing their music by speech, while others can send emails or other work-related activities.

Research, Development, and Intellectual Property

Our company is being spun off of Nuance, a leader in the development of speech recognition, natural language understanding and conversational artificial intelligence for a variety of industrial applications. As part of Nuance, our research and development efforts have taken two forms. First, we have maintained technical engineering centers in major regions of the world that help develop our software platform and its underlying components and provide our customers with local engineering capabilities and design development. Second, we have collaborated with Nuance’s centralized research and development efforts and participated in the development of various technologies beneficial to our company and the broader Nuance organization.

Following the Spin-Off, our company will remain responsible for its own research and development efforts. SpinCo employees who have been engaged in research and development attributable to SpinCo will generally become employees of SpinCo. After the Spin-Off, we will employ approximately 700 research and development personnel around the world, including scientists, engineers and technicians. Our total research and development expenses were approximately $81.0 million, $56.8 million and $53.6 million for fiscal 2018, 2017 and 2016, respectively.

We believe that continued investment in research and development will be critical for us to continue to deliver market-leading solutions for automotive cognitive assistance. Accordingly, we intend to continue to invest in our product portfolio and allocate capital and resources to our growth opportunities.

Additionally, as part of the Spin-Off, our company will take possession of approximately 1,250 patents and patent applications currently held by Nuance. We will also enter into the Intellectual Property Agreement, which will provide us with certain non-exclusive rights with respect to patents that will continue to be held by Nuance. While no individual patent or group of patents, taken alone, is considered material to our business, in the aggregate, these patents and rights provide meaningful protection for our products, technologies, and technical innovations.

Customers

Our customers include all major OEMs or their tier 1 suppliers worldwide. Our automobile manufacturer customers, commonly referred to as OEMs, include BMW, FCA Group, Ford, Daimler, Geely, Renault-Nissan, SAIC, Toyota, Volkswagen Group and many others and represented 36% of our sales in fiscal 2018. Our largest customer, Toyota, represented 19% of our revenue in fiscal 2018. Our tier 1 supplier customers, who typically sell automobile components to the OEMs, include Aptiv, Bosch, Continental, DENSO TEN, Harman and many others and represented 60% of our business in 2018.

Our revenue base is geographically diverse. In fiscal 2018, approximately 40%, 30% and 30% of our revenue came from the Americas, Europe and Asia, respectively.

Sales and Marketing and Professional Services

We market our offerings using a high-touch OEM solutions model. We sell directly to our customers, which include OEMs and suppliers and are described in “—Customers”, and for each of our customers we assign a team comprising sales and marketing as well as professional services personnel. Our customer contracts are bespoke and vary widely, but generally represent multi-year agreements providing strong visibility into future revenue and supporting retention of customer relationships over the long term.

Our sales and marketing team includes approximately 100 employees. This team includes sales representatives, account managers, sales engineers, product managers and marketing experts. As we sell our offerings to all major OEMs or their tier 1 suppliers today, our sales strategy is primarily focused on leveraging our existing client relationships. Account managers typically have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage. We oftentimes utilize customer-specific demo days in which we showcase our technology and capabilities to OEMs and tier 1 suppliers on an individual basis. These events help maintain our market presence and awareness of our platform’s offerings while also providing opportunities to solicit feedback and input from our customers on our roadmap and future technologies.

Our professional services organization includes approximately 450 employees. These employees work with our customers in the design phase of the vehicle lifecycle to tailor our platform for specific requirements such as branding and also tune the software for the characteristics of a vehicle model. Our professional services team also provides post-design phase services through maintenance engagements, particular with respect to our cloud-connected solutions. The tight integration of our platform into our customers’ design process and their vehicles supports our ability to win future business with those customers. Like our sales representatives, our professional services employees often have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage.

Employees

As of June 30, 2019, we had approximately 1,300 full-time employees, including approximately 100 in sales and marketing, approximately 450 in professional services and approximately 700 in research and development. Approximately 85% of our employees are based outside of the United States. None of our employees in the United States is represented by a labor union, however certain of our employees in Europe are represented by workers councils or labor unions. We believe that our relationships with our employees are satisfactory.

Legal Proceedings

Similar to many companies in the software industry, we are involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time relating to matters incidental to the ordinary course of our business, including actions with respect to contracts, intellectual property, employment, benefits and securities matters. We evaluate the probability of adverse outcomes and, as applicable, estimate the amount of probable losses that may result from pending matters. Probable losses that can be reasonably estimated are reflected in our combined financial statements. These recorded amounts are not material to our combined financial statements for any of the periods presented in the accompanying combined financial statements. While it is not possible to predict the outcome of these matters with certainty, we do not expect the results of any of these actions to have a material adverse effect on our results of operations or financial position. However, each of these matters is subject to uncertainties, the actual losses may prove to be larger or smaller than the accruals reflected in our combined financial statements, and we could incur judgments or enter into settlements of claims that could adversely affect our financial position, results of operations or cash flows.

Properties

Our corporate headquarters will be located in Burlington, Massachusetts, and our international headquarters will be located in the Maastricht area in the Netherlands. In May 2019, we entered into a lease for our Burlington, Massachusetts headquarters that includes approximately 30,000 square feet of building space. Larger leased sites include properties located in: Montreal, Canada; Burlington, Massachusetts; Bellevue, Washington; Aachen and Ulm, Germany; and Shanghai; Chengdu, China and Merelbeke, Belgium.

We believe our existing facilities and equipment are in good operating condition and are suitable for the conduct of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis presented below should be read in conjunction with the Combined Financial Statements and Condensed Combined Financial Statements, the corresponding notes, and the each included elsewhere in this information statement. The financial information presented in this section is derived from forward looking statements, which are described in detail in the section titled “Cautionary Statement Concerning Forward Looking Statements”. The matters discussed in these forward looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected, or implied in the forward-looking statements. See the section titled “Risk Factors” for a discussion of the risks, uncertainties, and assumptions associated with these statements.

Overview

Cerence builds automotive cognitive assistance solutions to power natural and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We possess one of the world’s most popular software platforms for building automotive virtual assistants. Our customers include all major OEMs or their tier 1 suppliers worldwide. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories. Our software platform has a hybrid architecture combining edge software components with cloud-connected components. Edge software components are installed on a vehicle’s head unit and can operate without access to external networks and information. Cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platform.

We generate revenue primarily by selling software licenses and cloud-connected services. Our edge software components are typically sold under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. We typically license cloud-connected software components in the form of a service to the vehicle end user, which is paid for in advance. In addition, we generate professional services revenue from our work with our customers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue.

Business Trends

During fiscal year 2018 and fiscal year 2017, we experienced total revenue growth of 13.2% and 15.9%, respectively, primarily driven by our license and connected services revenues due to increased market penetration of our edge technologies and connected services solutions. Professional service revenue decreased during fiscal year 2018 primarily due to an industry shift towards connected services solutions and a change in our pricing strategy, but we expect professional service revenue to continue to be a significant component of our revenue and a meaningful part of our business. Due to the increase in demand for hybrid solutions, the historical strength of licensed edge technologies and connected services solutions, and our interpretation of industry trends, we believe license and connected services revenues will continue to experience growth into the future.

Consistent with the increased revenue and customer demand, fiscal year 2018 was a key investment year for the Cerence business in which we focused on accelerating R&D and expanding our professional services team to improve the end user experience we are able to deliver. Total cost of revenues increased by 21.1% during fiscal year 2018, primarily driven by the hiring of more professional services staff. Total operating expenses grew by 39.7% during fiscal year 2018, primarily driven by innovation initiatives in order to increase our competitive position in the market. We hired a significant amount of new engineering and product innovation personnel, resulting in a 42.6% increase in R&D expenses. Our acquisition of Voicebox Technologies Corporation (“Voicebox”) on April 2, 2018, which provided additional customer relationships and technology, and the incurrence of professional service costs to establish the Cerence business as a standalone public, company drove a $11.0 million increase in restructuring and other costs, net. We anticipate that our R&D expenses will continue to represent the majority of our operating expenses as we focus on developing new products and advancing our core technologies.

Basis of Presentation

The accompanying combined financial data was derived from the consolidated financial statements and accounting records of Nuance. The Combined Financial Statements were prepared for the year ended September 30, 2018 (“fiscal year 2018”), the year ended September 30, 2017 (“fiscal year 2017”), and the year ended September 30, 2016 (“fiscal year 2016”). The Condensed Combined Financial Statements were prepared for the nine months ended June 30, 2019 and the nine months ended June 30, 2018.

Cerence is being spun off from Nuance, a leading provider of speech and language solutions for businesses and consumers around the world. The preparation of these financial statements required considerable judgement and reflect significant assumptions and allocations that we believe are reasonable. These financial statements reflect the combined historical results of operations, financial position, and cash flows of the Cerence business in conformity with GAAP. However, the historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our combined results of operations, financial position, and cash flows would have been had our business operated as a separate publicly traded company during the periods presented.

Specifically, the Combined Financial Statements and the Condensed Combined Financial Statements include certain assets and liabilities that have historically been held at the corporate level of Nuance, but are allocable to Cerence. Nuance provides certain services such as legal, accounting, information technology, human resources, treasury and other infrastructure support on our behalf. The cost of these services has been allocated to us based on various financial measures that we determined to most closely align with each service. While we have determined these allocations are a reasonable representation of benefits received and services utilized by the Cerence business, actual costs that would have been incurred if we had been a standalone company would depend on factors such as the organizational structure, infrastructure, information technology, and strategic decision making.

Following the completion of the Spin-Off, we expect to incur expenditures relating to the start-up of our own standalone corporate functions and information technology systems, reorganizing and hiring employees, and other miscellaneous transaction related costs. Since we expect to be publicly traded on Nasdaq following the Spin-Off, we will be required to incur costs to establish public company functions such as internal audit, corporate treasury, and investor relations. Additionally, we will incur costs for Nasdaq listing fees, compensation of our newly formed Board, public company insurance, external audit, and external legal counsel. Refer to Note 2 to the accompanying Combined Financial Statements included elsewhere in this Information Statement for additional information.

Comparability of Results

As of October 1, 2018, we adopted ASC 606 using the modified retrospective approach from the previous guidance 605. Our transition to ASC 606 represents a change in accounting policy that is reflected in our

Condensed Combined Financial Statements for the nine months ended June 30, 2019. The adoption of ASC 606 limits the comparability of revenue and expenses, including cost of revenue and certain operating expenses, presented in the results of operations for the nine months ended June 30, 2019 when compared to the nine months ended June 30, 2018 and prior reporting periods. Refer to Note 3 to our Condensed Combined Financial Statements included elsewhere in this Information Statement for further details on our adoption of ASC 606 and a reconciliation of our operating results for the nine months ended June 30, 2019 under ASC 606 to the results under ASC 605.

Key Metrics

In evaluating our financial condition and operating performance, we focus on revenue, operating margins, and cash flow from operations.

For the nine months ended June 30, 2019 as compared to the nine months ended June 30, 2018:

•

Total revenue under ASC 606 increased by $18.8 million, or 9.3%, to $220.4 million from $201.6 million for the nine months ended June 30, 2018 under ASC 605. Comparing both periods under ASC 605, total revenue increased by $22.4 million or 11.1%, from $201.6 million to $224.0 million.

•

Operating margin under ASC 606 decreased by 10.2 percentage points to 2.8% from 13.0% for the nine months ended June 30, 2018 under ASC 605. Comparing both periods under ASC 605, operating margin decreased by 8.6 percentage points from 13.0% to 4.4%.

•

Cash provided by operating activities for the nine months ended June 30, 2019 was $68.7 million, an increase of $1.7 million, or 2.4%, from cash provided by operating activities of $67.0 million for the nine months ended June 30, 2018.

For fiscal year 2018 as compared to fiscal year 2017:

•	Total revenue increased by $32.3 million, or 13.2%, from $244.7 million to $277.0 million.

•	Operating margin decreased by 12.7 percentage points from 26.0% to 13.3%.

•	Cash provided by operating activities increased by $18.5 million, or 19.1%, from $96.8 million to $115.3 million.

For fiscal year 2017 as compared to fiscal year 2016:

•	Total revenue increased by $33.6 million, or 15.9%, from $211.1 million to $244.7 million.

•	Operating margin increased by 3.4 percentage points from 22.6% to 26.0%.

•	Cash provided by operating activities decreased by $17.1 million, or 15.0%, from $113.9 million to $96.8 million.

Operating Results

The following table shows the total operating results of the Cerence business for the nine months ended June 30, 2019 under ASC 606 and ASC 605, the nine months ended June 30, 2018, fiscal year 2018, fiscal year 2017, and fiscal year 2016 (dollars in thousands):

	Nine Months Ended June 30,			Year Ended September 30,
	2019	2019	2018	2018	2017	2016
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)	(ASC 605)	(ASC 605)
Revenue:
License	$127,288	$127,107	$123,329	$171,075	$148,803	$130,180
Connected services	55,830	56,228	44,020	60,227	45,696	32,450
Professional services	37,049	40,530	34,109	45,451	49,645	47,315
Other	191	143	170	231	585	1,191

Total revenues	220,358	224,008	201,628	276,984	244,729	211,136

Cost of Revenue:
License	1,428	1,428	853	1,156	773	786
Connected services	28,591	28,681	23,428	32,919	25,292	23,663
Professional services	36,131	35,543	30,908	41,123	35,571	28,899
Amortization of intangibles	6,175	6,175	5,532	7,766	6,898	7,218

Total cost of revenues	72,325	71,827	60,721	82,964	68,534	60,566

Gross Profit	148,033	152,181	140,907	194,020	176,195	150,570

Operating Expenses:
Research and development	69,344	69,344	58,214	80,957	56,755	53,568
Sales and marketing	27,475	27,949	22,200	30,553	29,909	26,582
General and administrative	17,646	17,646	14,958	19,873	17,485	14,371
Amortization of intangible assets	9,397	9,397	5,707	8,840	5,763	6,329
Restructuring and other costs, net	17,147	17,147	10,130	12,863	1,865	1,907
Acquisition-related costs	783	783	3,583	4,082	733	20

Total operating expenses	141,792	142,266	114,792	157,168	112,510	102,777

Income from operations	6,241	9,915	26,115	36,852	63,685	47,793
Other income (expense), net	101	130	(104)	(54)	(483)	(535)

Net income before income taxes	6,342	10,045	26,011	36,798	63,202	47,258
Provision for income taxes	1,860	2,282	28,754	30,917	15,926	12,319

Net income (loss)	$4,482	$7,763	$(2,743)	$5,881	$47,276	$34,939

Our revenue consists primarily of license revenue, connected services revenue and revenue from professional services. License revenue primarily consists of license royalties associated with our edge software components, with costs of license revenue primarily consisting of third-party royalty expenses for certain external technologies we leverage. Connected services revenue represents the subscription fee that provides access to our connected services components, including the customization and construction of our connected services solutions. Cost of connected service revenue primarily consists of labor costs of software delivery services, infrastructure, and communications fees that support our connected services solutions. Professional services revenue is primarily comprised of porting, integrating, and customizing our embedded solutions, with costs primarily consisting of compensation for services personnel, contractors and overhead.

Our operating expenses include R&D, sales and marketing and general and administrative expenses. R&D expenses primarily consist of salaries, benefits, and overhead relating to research and engineering staff. Sales and marketing expenses includes salaries, benefits, and commissions related to our sales, product marketing, product management, and business unit management teams. General and administrative expenses primarily consist of personnel costs for administration, finance, human resources, general management, fees for external professional advisers including accountants and attorneys, and provisions for doubtful accounts.

Amortization of acquired patents and core technology are included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives.

Restructuring costs are costs related to reorganizing various business units, including costs associated with employee severance, closing and opening facilities, terminating contracts, and separation costs related to establishing Cerence business as a standalone public company.

Acquisition-related costs include transition and integration costs, professional service fees, and fair value adjustments related to business and asset acquisitions, including potential acquisitions.

Other income (expense), net consists primarily of foreign exchange gains (losses).

Nine Months Ended June 30, 2019 Compared with Nine Months Ended June 30, 2018

Total Revenues

The following table shows total revenues by products type, including the corresponding percentage change (dollars in thousands):

	Nine Months Ended June 30,
	2019	2019	% of Total	2018	% of Total	% Change
	(ASC 606)	(ASC 605)		(ASC 605)		(ASC 605)
License	$127,288	$127,107	56.7%	$123,329	61.2%	3.1%
Connected services	55,830	56,228	25.1%	44,020	21.8%	27.7%
Professional services	37,049	40,530	18.1%	34,109	16.9%	18.8%
Other	191	143	0.1%	170	0.1%	-15.9%

Total revenues	$220,358	$224,008		$201,628		11.1%

Total revenues under ASC 606 for the nine months ended June 30, 2019 is $3.6 million lower compared to revenue for the same period presented under ASC 605 primarily due to the loss of deferred revenue related to professional services upon the adoption of ASC 606. Under ASC 605, certain professional services contracts were accounted for using the completed contract method, whereas under ASC 606, these contracts were accounted for under the percentage of completion method. Under ASC 605, total revenues for the nine months ended June 30, 2019 were $224.0 million, an increase of $22.4 million, or 11.1%, from $201.6 million from the nine months ended June 30, 2018. This growth was primarily driven by increased demand for our edge software and connected solutions.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation for our future revenue from variable forecasted royalties and hosted activity is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. Both our embedded and connected technologies are priced and sold on a per-vehicle or device basis, where we receive a single fee for both the embedded license and the connected service term. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

License Revenue

License revenue under ASC 606 for the nine months ended June 30, 2019 is $0.2 million higher compared to the same period presented under ASC 605 primarily due to the re-allocation of contract consideration to multiple performance obligations based on standalone selling prices. Under ASC 605, license revenue for the nine months ended June 30, 2019 was $127.1 million, an increase of $3.8 million, or 3.1%, from $123.3 million for the nine months ended June 30, 2018. License revenue increased primarily due to a higher volume of licensing royalties from new and existing customers. As a percentage of total revenue, license revenue decreased by 4.5% percentage points from 61.2% for the nine months ended June 30, 2018 to 56.7% for the nine months ended June 30, 2019.

Connected Services Revenue

Connected services revenue under ASC 606 for the nine months ended June 30, 2019 is $0.4 million lower compared to the same period presented under ASC 605 primarily due to re-allocation of contract consideration to multiple performance obligations based on standalone selling prices. Under ASC 605, connected services revenue for the nine months ended June 30, 2019 was $56.2 million, an increase of $12.2 million, or 27.7%, from $44.0 million for the nine months ended June 30, 2018. This increase was primarily driven by greater demand for our connected services solutions as our customers increasingly deploy hybrid solutions. As a percentage of total revenue, connected services revenue increased by 3.3 percentage points from 21.8% for the nine months ended June 30, 2018 to 25.1% for the nine months ended June 30, 2019.

Professional Services Revenue

Professional services revenue under ASC 606 for the nine months ended June 30, 2019 is $3.5 million lower compared to the same period presented under ASC 605 primarily due to the loss of deferred revenue upon the adoption of ASC 606. Under ASC 605, certain professional services contracts were accounted for using the completed contract method, whereas under ASC 606, these contracts were accounted for under the percentage of completion method. Under ASC 605, professional service revenue for the nine months ended June 30, 2019 was $40.5 million, an increase of $6.4 million, or 18.8%, from $34.1 million for the nine months ended June 30, 2018. This increase was primarily driven by demand for the integration and customization services related to our edge software and the timing of services rendered. As a percentage of total revenue, professional services revenue increased by 1.2 percentage points from 16.9% for the nine months ended June 30, 2018 to 18.1% for the nine months ended June 30, 2019.

Total Cost of Revenues and Gross Profits

The following table shows total cost of revenues by product type and the corresponding percentage change (dollars in thousands):

	Nine Months Ended June 30
	2019	2019	2018	% Change
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)
License	$1,428	$1,428	$853	67.4%
Connected services	28,591	28,681	23,428	22.4%
Professional services	36,131	35,543	30,908	15.0%
Amortization of intangibles	6,175	6,175	5,532	11.6%

Total cost of revenues	$72,325	$71,827	$60,721	18.3%

The following table shows total gross profit by product type and the corresponding percentage change (dollars in thousands):

	Nine Months Ended June 30,
	2019	2019	2018	% Change
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)
License	$125,860	$125,679	$122,476	2.6%
Connected services	27,239	27,547	20,592	33.8%
Professional services	918	4,987	3,201	55.8%
Other	191	143	170	-15.9%
Amortization of intangibles	(6,175)	(6,175)	(5,532)	11.6%

Total gross profit	$148,033	$152,181	$140,907	8.0%

Total cost of revenues under ASC 606 for the nine months ended June 30, 2019 is $0.5 million higher compared to total cost of revenues for the same period presented under ASC 605. Under ASC 605, total cost of revenues for the nine months ended June 30, 2019 were $71.8 million, an increase of $11.1 million, or 18.3%, from $60.7 million for the nine months ended June 30, 2018. The increase in cost of revenues resulted primarily from the growth of our cloud-based connected services revenue, which required an increase in cloud-based infrastructure and employee costs, and our investments in professional services staff to meet customer program demands. We also experienced an increase in amortization of intangible assets that was included in costs of revenues primarily due to our acquisition of Voicebox, which increased the carrying value of our total intangible assets.

Total gross profit under ASC 606 for the nine months ended June 30, 2019 is $4.2 million lower compared to total gross profit for the same period presented under ASC 605. Under ASC 605, we experienced an increase in total gross profit of $11.3 million, or 8.0%, from $140.9 million to $152.2 million, which was primarily driven by increased demand for our license and connected services solutions.

Cost of License Revenue

Cost of license revenue under ASC 606 and 605 is approximately the same for the nine months ended June 30, 2019. Under ASC 605, cost of license revenue for the nine months ended June 30, 2019 was $1.4 million, an increase of $0.5 million, or 67.4%, from $0.9 million for the nine months ended June 30, 2018. Cost of license revenues increased due to third-party royalty expenses associated with external technologies we leverage in our edge software components. As a percentage of total cost of revenue, cost of license revenue increased by 0.6 percentage points from 1.4% for the nine months ended June 30, 2018 to 2.0% for the nine months ended June 30, 2019.

License gross profit under ASC 606 for the nine months ended June 30, 2019 is $0.2 million higher compared to license gross profit for the same period presented under ASC 605. Under ASC 605, license gross profit increased by $3.2 million, or 2.6% from $122.5 million to $125.7 million since costs associated with license royalties are minimal.

Cost of Connected Services Revenue

Cost of connected services revenue under ASC 606 for the nine months ended June 30, 2019 is $0.1 million lower compared to cost of connected services revenue for the same period presented under ASC 605. Under ASC 605, cost of connected services revenue for the nine months ended June 30, 2019 was $28.7 million, an increase of $5.3 million, or 22.4%, from $23.4 million for the nine months ended June 30, 2018. Cost of connected services revenue increased primarily as a result of the growth of cloud-based connected services revenue from new and existing customers utilizing our software delivery services for hybrid solutions. As a percentage of total cost of revenue, cost of connected service revenue increased by 1.3 percentage points from 38.6% for the nine months ended June 30, 2018 to 39.9% for the nine months ended June 30, 2019.

Connected services gross profit under ASC 606 for the nine months ended June 30, 2019 is $0.3 million lower compared to connected services gross profit for the same period presented under ASC 605. Under ASC 605, connected services gross profit increased $6.9 million, or 33.8%, from $20.6 million to $27.5 million which was primarily due to connected services revenue growth on relatively fixed cloud infrastructure and employee costs.

Cost of Professional Services Revenue

Cost of professional services revenue under ASC 606 for the nine months ended June 30, 2019 is $0.6 million higher compared to cost of professional services revenue for the same period presented under ASC 605. Under ASC 605, cost of professional services revenue for the nine months ended June 30, 2018 was $35.5 million, an increase of $4.6 million, or 15.0%, from $30.9 million for the nine months ended June 30, 2018. Cost of professional services revenue increased primarily due to our investments in professional services staff to meet customer program demands. As a percentage of total cost of revenue, cost of professional services revenue decreased by 1.4 percentage points from 50.9% for the nine months ended June 30, 2018 to 49.5% for the nine months ended June 30, 2019.

Professional services gross profit under ASC 606 for the nine months ended June 30, 2019 is $4.1 million lower compared to professional services gross profit for the same period presented under ASC 605. Under ASC 605, professional services gross profit increased $1.8 million, or 55.8%, from $3.2 million to $5.0 million.

Operating Expenses

The tables below show each component of operating expense. Other income (expense) and provision for income taxes are non-operating expenses and presented in a similar format (dollars in thousands).

R&D Expenses

	Nine Months Ended June 30,
	2019	2018	% Change
	(ASC 606)	(ASC 605)	(ASC 605)
Research and development	$69,344	$58,214	19.1%

R&D expenses for the nine months ended June 30, 2019 were $69.3 million, an increase of $11.1 million, or 19.1%, from $58.2 million for the nine months ended June 30, 2018. R&D expenses increased primarily as a result of hiring more engineers and other product innovation personnel. As a percentage of total operating expenses, R&D expenses decreased by 2.0 percentage points from 50.7% for the nine months ended June 30, 2018 to 48.7% for the nine months ended June 30, 2019.

Sales & Marketing Expenses

	Nine Months Ended June 30,
	2019	2019	2018	% Change
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)
Sales and marketing	$27,475	$27,949	$22,200	25.9%

Sales and marketing expenses under ASC 606 for the nine months ended June 30, 2019 are $0.4 million lower compared to sales and marketing expenses for the same period presented under ASC 605 due to the amortization of capitalized sales commission expenses over the period of benefit. Under ASC 605, sales commissions were expensed as incurred. Under ASC 605, sales and marketing expenses for the nine months ended June 30, 2019 were $27.9 million, an increase of $5.7 million, or 25.9%, from $22.2 million for the nine months ended June 30, 2018. Sales and marketing expenses increased primarily as a result of higher sales quota attainment and the expansion of our sales and marketing staff levels. As a percentage of total operating expenses, sales and marketing expenses increased by 0.3 percentage points from 19.3% for the nine months ended June 30, 2018 to 19.6% for the nine months ended June 30, 2019.

General & Administrative Expenses

	Nine Months Ended June 30,
	2019	2018	% Change
General and administrative	$17,646	$14,958	18.0%

General and administrative expenses for the nine months ended June 30, 2019 were $17.6 million, an increase of $2.6 million, or 18.0%, from $15.0 million for the nine months ended June 30, 2018. The increase in general and administrative expenses was primarily attributable to salaries, professional fees, and other administrative fees. As a percentage of total operating expenses, general and administrative expenses decreased by 0.6 percentage points from 13.0% for the nine months ended June 30, 2018 to 12.4% for the nine months ended June 30, 2019.

Amortization of Intangible Assets

	Nine Months Ended June 30,
	2019	2018	% Change
Cost of revenues	$6,175	$5,532	11.6%
Operating expense	9,397	5,707	64.7%

Total amortization expense	$15,572	$11,239	38.6%

Intangible asset amortization for the nine months ended June 30, 2019 was $15.6 million, an increase of $4.4 million, or 38.6%, from $11.2 million for the nine months ended June 30, 2018. The increase primarily relates to our acquisition of Voicebox on April 2, 2018 which resulted in the addition of several customer relationships and technology that increased amortization expense by $9.7 million. This increase was partially offset by certain other customer relationships and tradenames becoming fully amortized during fiscal year 2018.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 0.5 percentage points from 9.1% for the nine months ended June 30, 2018 to 8.6% for the nine months ended June 30, 2019. As a percentage of total operating expenses, intangible asset amortization within operating expenses increased by 1.6 percentage points from 5.0% for the nine months ended June 30, 2018 to 6.6% for the nine months ended June 30, 2019.

Restructuring and Other Costs, Net

	Nine Months Ended June 30,
	2019	2018	% Change
Restructuring and other costs, net	$17,147	$10,130	69.3%

Restructuring and other costs, net for the nine months ended June 30, 2019 was $17.1 million, an increase of $7.0 million, or 69.3%, from $10.1 million for the nine months ended June 30, 2018. Restructuring and other costs, net increased primarily due to higher professional service fees related to establishing the Cerence business as a standalone public company. As a percentage of total operating expense, restructuring and other costs, net increased by 3.3 percentage points from 8.8% for the nine months ended June 30, 2018 to 12.1% for the nine months ended June 30, 2019.

Acquisition-related Costs

	Nine Months Ended June 30,
	2019	2018	% Change
Acquisition-related costs	$783	$3,583	-78.1%

Acquisition-related costs for the nine months ended June 30, 2019 were $0.8 million, a decrease of $2.8 million, or 78.1%, from $3.6 million for the nine months ended June 30, 2018. Acquisition-related costs for the nine months ended June 30, 2018 were higher as a result of integration, legal, and professional fees incurred resulting from the acquisition of Voicebox on April 2, 2018. As a percentage of total operating expenses, acquisition-related costs decreased by 2.5 percentage points from 3.1% for the nine months ended June 30, 2018 to 0.6% for the nine months ended June 30, 2019.

Other Income (Expense), Net

	Nine Months Ended June 30,
	2019	2019	2018
	(ASC 606)	(ASC 605)	(ASC 605)	% Change
Other income (expense), net	$101	$130	$(104)	225.0%

Other income (expense), net for the nine months ended June 30, 2019 was $0.1 million, an increase of $0.2 million, from $(0.1) million for the nine months ended June 30, 2018. The net increase in other income (expense), net over the prior fiscal year is primarily the result of foreign currency differences year over year.

Provision for Income Taxes

	Nine Months Ended June 30,
	2019	2018	% Change
Provision for income taxes	$1,860	$28,754	-93.5%

Effective income tax rate	29.3%	110.5%

Our effective income tax rate for the nine months ended June 30, 2019 was 29.3%, compared to 110.5% for the nine months ended June 30, 2018. Consequently, provision for income taxes for the nine months ended June 30, 2019 was $1.9 million, a net change of $26.9 million, or 93.5%, from $28.8 million for the nine months ended June 30, 2018. The effective income tax rate for the nine months ended June 30, 2019 differed from the U.S. statutory rate of 21.0%, and 24.53% primarily due to our earnings in foreign jurisdictions that are subject to lower tax rates. Upon adoption of ASC 606 on October 1, 2018, we recorded a $1.9 million decrease to deferred tax assets.

Fiscal Year 2018 Compared with Fiscal Year 2017 and Fiscal Year 2017 Compared with Fiscal Year 2016

Total Revenues

The following table shows total revenues by product type, including the corresponding percentage change (dollars in thousands):

	Year Ended September 30,						% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	% of Total	2017	% of Total	2016	% of Total
License	$171,075	61.8%	$148,803	60.8%	$130,180	61.7%	15.0%	14.3%
Connected services	60,227	21.7%	45,696	18.7%	32,450	15.4%	31.8%	40.8%
Professional services	45,451	16.4%	49,645	20.3%	47,315	22.4%	-8.4%	4.9%
Other	231	0.1%	585	0.2%	1,191	0.6%	-60.5%	-50.9%

Total revenues	$276,984		$244,729		$211,136		13.2%	15.9%

Fiscal Year 2018 Compared with Fiscal Year 2017

Our total revenues for fiscal year 2018 were $277.0 million, an increase of $32.3 million, or 13.2%, from $244.7 million from fiscal year 2017. This growth was primarily driven by license royalties. We also experienced notable growth in connected services revenues resulting from increased demand for our hybrid solutions.

License Revenue

License revenue for fiscal year 2018 was $171.1 million, an increase of $22.3 million, or 15.0%, from $148.8 million for fiscal year 2017. License revenues increased primarily due to a higher volume of licensing royalties from new and existing customers utilizing our technologies. This was a result of an increase in overall cars shipped and more customers licensing suites of our software and technologies rather than individual licenses. As a percentage of total revenue, license revenue increased by 1.0 percentage points from 60.8% for fiscal year 2017 to 61.8% for fiscal year 2018.

Connected Services Revenue

Connected services revenue for fiscal year 2018 was $60.2 million, an increase of 31.8%, or $14.5 million, from $45.7 million for fiscal year 2017. This increase is primarily driven by greater demand for our connected services solutions as our customers shift their preferences from shipping automobiles with fully customized embedded solutions to hybrid solutions. As a percentage of total revenue, connected services revenue increased by 3.0 percentage points from 18.7% for fiscal year 2017 to 21.7% for fiscal year 2018.

Professional Services Revenue

Professional services revenue for fiscal year 2018 was $45.5 million, a decrease of $4.1 million, or 8.4%, from $49.6 million for fiscal year 2017. Professional services revenue decreased primarily due to industry shift towards connected service solutions and a change in our pricing strategy. As a percentage of total revenue, professional services revenue decreased by 3.9 percentage points from 20.3% for fiscal year 2017 to 16.4% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

Our total revenues for fiscal year 2017 were $244.7 million, an increase of $33.6 million, or 15.9%, from $211.1 million from fiscal year 2016. This growth was primarily driven by license royalties. We also experienced notable growth in connected services revenues resulting from increased demand for our hybrid solutions.

License Revenue

License revenue for fiscal year 2017 was $148.8 million, an increase of $18.6 million, or 14.3%, from $130.2 million for fiscal year 2016. License revenues increased primarily due to a higher volume of licensing royalties from new and existing customers utilizing our technologies. This was a result of an increase in overall cars shipped and more customers licensing suites of our software and technologies rather than individual licenses. As a percentage of total revenue, license revenue decreased by 0.9 percentage points from 61.7% for fiscal year 2016 to 60.8% for fiscal year 2017.

Connected Services Revenue

Connected services revenue for fiscal year 2017 was $45.7 million, an increase of $13.2 million, or 40.8%, from $32.5 million for fiscal year 2016. This increase is primarily driven by greater demand for our connected services solutions as our customers shift their preferences from shipping automobiles with fully customized embedded solutions to hybrid solutions. As a percentage of total revenue, connected services revenue increased by 3.3 percentage points from 15.4% for fiscal year 2016 to 18.7% for fiscal year 2017.

Professional Services Revenue

Professional services revenue for fiscal year 2017 was $49.6 million, an increase of $2.3 million, or 4.9%, from $47.3 million for fiscal year 2016. This increase is primarily driven by demand for the integration and customization services related to our edge software. As a percentage of total revenue, professional services revenue decreased by 2.1 percentage points from 22.4% for fiscal year 2016 to 20.3% for fiscal year 2017.

Total Cost of Revenues and Gross Profits

The following table shows total cost of revenues by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
License	$1,156	$773	$786	49.5%	-1.7%
Connected services	32,919	25,292	23,663	30.2%	6.9%
Professional services	41,123	35,571	28,899	15.6%	23.1%
Amortization of intangibles	7,766	6,898	7,218	12.6%	-4.4%

Total cost of revenues	$82,964	$68,534	$60,566	21.1%	13.2%

The following table shows total gross profit by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
License	$169,919	$148,030	$129,394	14.8%	14.4%
Connected services	27,308	20,404	8,787	33.8%	132.2%
Professional services	4,328	14,074	18,416	-69.2%	-23.6%
Other	231	585	1,191	-60.5%	-50.9%
Amortization of intangibles	(7,766)	(6,898)	(7,218)	12.6%	-4.4%

Total gross profit	$194,020	$176,195	$150,570	10.1%	17.0%

Fiscal Year 2018 Compared with Fiscal Year 2017

Our total cost of revenues for fiscal year 2018 were $83.0 million, an increase of $14.5 million, or 21.1%, from $68.5 million for fiscal year 2017. The increase in cost of revenues was primarily the result of hiring more professional services staff and higher cloud infrastructure and employee costs for connected services, provide our customization and implementation services to our customers. We experienced an increase in our amortization of intangible assets that was included in costs of revenues primarily due to our acquisition of Voicebox, which increased the carrying value of our total intangible assets. We experienced an increase in gross profit of $17.8 million, or 10.1%, from $176.2 million to $194.0 million which was primarily driven by increased demand for our license and connected services solutions.

Cost of License Revenue

Cost of license revenue for fiscal year 2018 were $1.2 million, an increase of $0.4 million, or 49.5%, from $0.8 million for fiscal year 2017. Cost of license revenues increased due to third-party royalty expenses associated with external technologies we leverage in our edge software components. As our license revenue grows, we expect our cost of license revenue to grow at a lower rate due to the nature of our royalty expenses. As a percentage of total cost of revenue, cost of license revenue increased by 0.3 percentage points from 1.1% for fiscal year 2017 to 1.4% for fiscal year 2018. License gross profit increased $21.9 million, or 14.8%, from $148.0 million to $169.9 million since costs associated with license royalties are minimal.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2018 were $32.9 million, an increase of $7.6 million, or 30.2%, from $25.3 million for fiscal year 2017. Cost of connected services revenue increased primarily as a result of the growth of cloud-based connected services revenue from new and existing customers utilizing our software delivery services for hybrid solutions. As a percentage of total cost of revenue, cost of connected service revenue increased by 2.8 percentage points from 36.9% for fiscal year 2017 to 39.7% for fiscal year 2018. Connected services gross profit increased $6.9 million, or 33.8%, from $20.4 million to $27.3 million, which was primarily due to connected services revenue growth on relatively fixed cloud infrastructure and employee costs.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2018 were $41.1 million, an increase of $5.5 million, or 15.6%, from $35.6 million for fiscal year 2017. Cost of professional services revenue increased primarily due to our investments in professional services staff to meet customer program demands which differentiate our service offerings. As a percentage of total cost of revenue, cost of professional services revenue decreased by 2.3 percentage points from 51.9% for fiscal year 2017 to 49.6% for fiscal year 2018. Professional services gross profit decreased $9.8 million, or 69.2%, from $14.1 million to $4.3 million, which was primarily the result of a change in our pricing strategy and increased hiring of professional services staff as we invest in expanding and differentiating our professional services offerings.

Fiscal Year 2017 Compared with Fiscal Year 2016

Our total cost of revenues for fiscal year 2017 were $68.5 million, an increase of $7.9 million, or 13.2%, from $60.6 million for fiscal year 2016. The increase in cost of revenues was primarily the result of hiring more professional services staff and higher cloud infrastructure and employee costs for connected services which focus on providing our customization and implementation services to our customers. We experienced an increase in gross profit of $25.6 million, or 17.0%, from $150.6 million to $176.2 million which was primarily driven by increased demand for our license and connected services solutions.

Cost of License Revenue

Cost of license revenue for fiscal year 2017 were $0.8 million, no change from $0.8 million for fiscal year 2016. As a percentage of total cost of revenue, cost of license revenue decreased by 0.2 percentage points from 1.3% for fiscal year 2016 to 1.1% for fiscal year 2017. License gross profit increased $18.6 million, or 14.4%, from $129.4 million to $148.0 million since costs associated with license royalties are minimal.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2017 were $25.3 million, an increase of $1.6 million, or 6.9%, from $23.7 million for fiscal year 2016. Cost of connected services revenue increased primarily as a result of the growth of cloud-based connected services revenue from new and existing customers utilizing our software delivery services for hybrid solutions. As a percentage of total cost of revenue, cost of connected service revenue decreased by 2.2 percentage points from 39.1% for fiscal year 2016 to 36.9% for fiscal year 2017. Connected services gross profit increased $11.6 million, or 132.2%, from $8.8 million to $20.4 million, which was primarily due to connected services revenue growth on relatively fixed cloud infrastructure and employee costs.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2017 were $35.6 million, an increase of $6.7 million, or 23.1%, from $28.9 million for fiscal year 2016. Cost of professional services revenue increased primarily due to our investments in professional services staff to meet customer program demands which differentiate our service offerings. As a percentage of total cost of revenue, cost of professional services revenue increased by 4.2 percentage points from 47.7% for fiscal year 2016 to 51.9% for fiscal year 2017. Professional services gross profit decreased $4.3 million, or 23.6% from $18.4 million to $14.1 million, which was primarily the result of a change in our pricing strategy and increased hiring of professional services staff as we invest in expanding and differentiating our professional services offerings.

Operating Expenses

The tables below show each component of operating expense. Other income (expense), net and provision for income taxes are non-operating expenses and presented in a similar format (dollars in thousands).

R&D Expenses

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Research and development	$80,957	$56,755	$53,568	42.6%	5.9%

Fiscal Year 2018 Compared with Fiscal Year 2017

Historically, R&D expenses are our largest operating expense as we continue to build on our existing software platforms and develop new technologies. R&D expenses for fiscal year 2018 were $81.0 million, an increase of $24.2 million, or 42.6%, from $56.8 million for fiscal year 2017. R&D expense increased primarily as a result of hiring more engineers and other essential product innovation personnel. Investing in R&D personnel is essential to advancing our technologies and enhancing in-car experiences. As a percentage of total operating expenses, R&D expenses increased by 1.1 percentage points from 50.4% for fiscal year 2017 to 51.5% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

R&D expenses for fiscal year 2017 were $56.8 million, an increase of $3.2 million, or 5.9%, from $53.6 million for fiscal year 2016. R&D expense increased primarily as a result of hiring more engineers and other essential product innovation personnel. Investing in R&D personnel is essential to advancing our technologies and enhancing in-car experiences. As a percentage of total operating expenses, R&D expenses decreased by 1.7 percentage points from 52.1% for fiscal year 2016 to 50.4% for fiscal year 2017.

Sales & Marketing Expenses

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Sales and marketing	$30,553	$29,909	$26,582	2.2%	12.5%

Fiscal Year 2018 Compared with Fiscal Year 2017

Sales and marketing expenses for fiscal year 2018 were $30.6 million, an increase of $0.7 million, or 2.2%, from $29.9 million for fiscal year 2017. Sales and marketing expenses increased primarily as a result of higher compensation expenses associated with our existing sales and marketing staff, third party service fees, and other miscellaneous sales and marketing expenses. This increase was offset by reduced commission expenses resulting from recent changes in our commission plans and stock compensation expenses. As a percentage of total operating expenses, sales and marketing expenses decreased by 7.2 percentage points from 26.6% for fiscal year 2017 to 19.4% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

Sales and marketing expenses for fiscal year 2017 were $29.9 million, an increase of $3.3 million, or 12.5%, from $26.6 million for fiscal year 2016. Sales and marketing expenses increased primarily as a result of higher compensation expenses associated with our existing sales and marketing staff, training-related expenses, and other miscellaneous sales and marketing expenses. This increase was offset by reduced commission expenses resulting from recent changes in our commission plans. As a percentage of total operating expenses, sales and marketing expenses decreased by 0.7 percentage points from 25.9% for fiscal year 2016 to 26.6% for fiscal year 2017.

General & Administrative Expenses

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
General and administrative	$19,873	$17,485	$14,371	13.7%	21.7%

Fiscal Year 2018 Compared with Fiscal Year 2017

General and administrative expenses for fiscal year 2018 were $19.9 million, an increase of $2.4 million, or 13.7%, from $17.5 million for fiscal year 2017. The increase in general and administrative expenses was primarily attributable to professional and legal fees, administrative salaries expenses, and software fees. As a percentage of total operating expenses, general and administrative expenses decreased by 2.9 percentage points from 15.5% for fiscal year 2017 to 12.6% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

General and administrative expenses for fiscal year 2017 were $17.5 million, an increase of $3.1 million, or 21.7%, from $14.4 million for fiscal year 2016. The increase in general and administrative expenses was primarily attributable to professional and legal fees, administrative salaries expenses, and software fees. As a percentage of total operating expenses, general and administrative expenses increased by 1.5 percentage points from 14.0% for fiscal year 2016 to 15.5% for fiscal year 2017.

Amortization of Intangible Assets

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Cost of revenues	$7,766	$6,898	$7,218	12.6%	-4.4%
Operating expense	8,840	5,763	6,329	53.4%	-8.9%

Total amortization	$16,606	$12,661	$13,547	31.2%	-6.5%

Fiscal Year 2018 Compared with Fiscal Year 2017

Intangible asset amortization for fiscal year 2018 was $16.6 million, an increase of $3.9 million, or 31.2%, from $12.7 million for fiscal year 2017. The increase primarily relates to our acquisition of Voicebox which resulted in the addition of several customer relationships that increased amortization expense. This increase was partially offset by certain other customer relationships and tradenames becoming fully amortized during fiscal year 2018.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 0.7 percentage points from 10.1% for fiscal year 2017 to 9.4% for fiscal year 2018. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses increased by 0.5 percentage points from 5.1% for fiscal year 2017 to 5.6% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

Intangible asset amortization for fiscal year 2017 was $12.7 million, a decrease of $0.9 million, or 6.5%, from $13.6 million for fiscal year 2016. The decrease primarily relates to certain acquired patents, core technologies, and customer relationships becoming fully amortized during fiscal years 2016 and 2017.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 1.8 percentage points from 11.9% for fiscal year 2016 to 10.1% for fiscal year 2017. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses decreased by 1.1 percentage points from 6.2% for fiscal year 2016 to 5.1% for fiscal year 2017.

Restructuring and Other Costs, Net

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Restructuring and other costs, net	$12,863	$1,865	$1,907	589.7%	-2.2%

Fiscal Year 2018 Compared with Fiscal Year 2017

Restructuring and other costs, net for fiscal year 2018 were $12.9 million, an increase of $11.0 million, from $1.9 million for fiscal year 2017. Restructuring and other costs, net increased primarily due to professional service fees incurred to establish the Cerence business as a standalone public company and the reorganization of Voicebox business units in order to achieve process optimization and cost reductions following the acquisition. As a percentage of total operating expense, restructuring and other costs, net increased by 6.5 percentage points from 1.7% for fiscal year 2017 to 8.2% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

Restructuring and other costs, net for fiscal year 2017 were $1.9 million, a decrease of less than $0.1 million from fiscal year 2016. As a percentage of total operating expense, restructuring and other costs, net decreased by 0.2 percentage points from 1.9% for fiscal year 2016 to 1.7% for fiscal year 2017.

Acquisition-related Costs

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Acquisition-related costs	$4,082	$733	$20	456.9%	3565.0%

Fiscal Year 2018 Compared with Fiscal Year 2017

Acquisition-related costs for fiscal year 2018 were $4.1 million, an increase of $3.4 million, from $0.7 million for fiscal year 2017. Acquisition costs increased as a direct result of integration, legal, and other professional fees incurred resulting from the acquisition of Voicebox on April 2, 2018. As a percentage of total operating expense, acquisition-related costs increased by 1.9 percentage points from 0.7% for fiscal year 2017 to 2.6% for fiscal year 2018.

Fiscal Year 2017 Compared with Fiscal Year 2016

Acquisition-related costs for fiscal year 2017 were $0.7 million, an increase of $0.7 million, from less than $0.1 million for fiscal year 2016. Acquisition costs increased as a direct result of increased acquisition related professional fees. As a percentage of total operating expense, acquisition-related costs increased by 0.7 percentage points from 0.0% for fiscal year 2016 to 0.7% for fiscal year 2017.

Other Income (Expense), Net

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Other income (expense), net	$(54)	$(483)	$(535)	88.8%	9.7%

Fiscal Year 2018 Compared with Fiscal Year 2017

Other income (expense), net for fiscal year 2018 was less than $(0.1) million, a decrease of $0.4 million, or 88.8%, from $(0.5) million for fiscal year 2017. The net increase in other income (expense), net over the prior fiscal year is primarily the result of foreign currency gains (losses) year over year.

Fiscal Year 2017 Compared with Fiscal Year 2016

Other income (expense), net for fiscal year 2017 was $(0.5) million, a decrease of less than $0.1 million, or 9.7% from fiscal year 2016. The net increase in other income (expense), net over the prior fiscal year is primarily the result of foreign currency gains (losses) year over year.

Provision for Income Taxes

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Provision for income taxes	$30,917	$15,926	$12,319	94.1%	29.3%
Effective income tax rate	84.0%	25.2%	26.1%

Fiscal Year 2018 Compared with Fiscal Year 2017

Our effective income tax rate for fiscal year 2018 was 84.0%, compared to 25.2% for fiscal year 2017. Consequently, provision for income taxes for fiscal year 2018 was $30.9 million, an increase of $15.0 million, or 94.1%, from $15.9 million for fiscal year 2017. The effective income tax rate for fiscal year 2018 differed from the blended U.S. statutory rate of 24.5%, primarily due to the net tax provisions resulting from the TCJA remeasurement of deferred tax assets and liabilities at the lower enacted rate, our R&D credits, and the domestic production activities deduction. The effective income tax rate for fiscal year 2017 differed from the U.S. statutory rate of 35.0% due to our earnings in foreign jurisdictions that are subject to significantly lower rates, R&D credits, and the domestic production activities deduction.

Fiscal Year 2017 Compared with Fiscal Year 2016

Our effective income tax rate for fiscal year 2017 was 25.2%, compared to 26.1% for fiscal year 2016. Consequently, provision for income taxes for fiscal year 2017 was $15.9 million, an increase of $3.6 million, or 29.3%, from $12.3 million for fiscal year 2016. The effective income tax rate in the years ended September 30, 2017 and 2016 differ from the U.S. federal statutory rate of 35% primarily due to our earnings in foreign jurisdictions that are subject to significantly lower tax rates, our R&D credits and the domestic production activities deduction.

Liquidity and Capital Resources

Historically, the Cerence business has generated positive cash flows from operations. As part of Nuance, the Cerence business utilized a centralized approach to cash management and financing its operations. Under this approach, the Cerence business did not maintain their own cash and cash equivalent balances. Nuance bills customers and collects cash associated with the Cerence business’ operations. Nuance approves and provides all cash required for operating or investing activities outside of the Cerence business’ normal course of business. This cash management arrangement is not reflective of the manner in which the Cerence business would have financed its operations if it had been a standalone business during the historical periods presented. Historically, the Cerence business was not allocated cash or cash equivalents from Nuance. Additionally, the Cerence business was not allocated any debt or interest expense since Nuance’s corporate borrowings were not specifically identifiable to the Cerence business for any of the historical periods presented.

Nine Months Ended June 30, 2019 Compared with Nine Months Ended June 30, 2018

The following table shows net cash provided or used by operating, investing, and financing activities (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018	% Change
Net cash provided by operating activities	$68,660	$67,045	2.4%
Net cash used in investing activities	(2,868)	(84,472)	96.6%
Net cash (used in) provided by financing activities	(65,792)	17,427	-477.5%

Net changes in cash and cash equivalents	$—	$—	0.0%

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the nine months ended June 30, 2019 was $68.7 million, a net increase of $1.7 million, or 2.4%, from net cash provided by operating activities of $67.0 million for the nine months ended June 30, 2018. The net increase in cash provided by operating activities stems from favorable changes in working capital, primarily due to the timing of payments, which increased accounts payable and accrued expenses and other current liabilities by $7.6 million and $6.4 million, respectively, compared to the prior year. These increases were partially offset by other changes in working capital, including an increase in accounts receivable of $16.4 million and payments for separation costs related to establishing the Cerence business as a standalone public company of $9.8 million.

Deferred revenue represents a significant portion of our net cash provided by operating activities and, depending on the nature of our contracts with customers, this balance can fluctuate significantly from period to period. Due to the evolution of our connected offerings and architecture, trending away from providing legacy infotainment and connected services and a change in our professional services pricing strategies, we expect our deferred revenue balances to decrease in the future, including due to a wind-down of a legacy connected service relationship with a major OEM, since the majority of cash from the contract has been collected. We do not expect any changes in deferred revenue to affect our ability to meet our obligations.

Net Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended June 30, 2019 was $2.9 million, a decrease of $81.6 million, or 96.6%, from $84.5 million for the nine months ended June 30, 2018. The decrease in cash outflows was due to net cash payments of $79.8 million associated with the acquisition of Voicebox during the nine months ended June 30, 2018 and a $1.8 million decrease in cash outflows for capital expenditures.

Net Cash Used in Financing Activities

Net cash used in financing activities for the nine months ended June 30, 2019 was $65.8 million, a net decrease of $83.2 million, from cash provided in financing activities of $17.4 million for the nine months ended June 30, 2018. The change is comparable period over period and relates to the cash distributions associated with Nuance’s historical cash management process.

Fiscal Year 2018 Compared with Fiscal Year 2017 and Fiscal Year 2017 Compared with Fiscal Year 2016

The following table shows net cash provided or used by operating, investing, and financing activities (dollars in thousands):

	Year Ended September 30,			% Change 2018 vs. 2017	% Change 2017 vs. 2016
	2018	2017	2016
Net cash provided by operating activities	$115,259	$96,784	$113,916	19.1%	-15.0%
Net cash used in investing activities	(86,312)	(4,714)	(8,294)	1731.0%	-43.2%
Net cash used in financing activities	(28,947)	(92,070)	(105,622)	-68.6%	-12.8%

Net changes in cash and cash equivalents	$—	$—	$—	0.0%	0.0%

Net Cash Provided by Operating Activities

Net cash provided by operating activities for fiscal year 2018 was $115.3 million, an increase of $18.5 million, or 19.1%, from $96.8 million for fiscal year 2017. The net increase in cash provided by operating activities stems from favorable changes in working capital, primarily due to the timing of billing and collections which resulted in an increase in accounts receivable of $26.4 million compared to the prior year. This increase was partially offset by other changes in working capital, an increase in operating expenses primarily due to continued investments in R&D, and $7.9 million of separation costs related to establishing the Cerence business as a standalone public company.

Net cash provided by operating activities for fiscal year 2017 was $96.8 million, a decrease of $17.1 million, or 15.0%, from $113.9 million for fiscal year 2016. The net decrease in cash provided by operating activities stems from a decrease in deferred revenue of $15.9 million and an increase in accounts receivable of $13.7 million compared to the prior year.

Net Cash Used in Investing Activities

Net cash used in investing activities for fiscal year 2018 was $86.3 million, an increase of $81.6 million, from $4.7 million for fiscal year 2017. The increase in cash outflows was due to net cash payments of $79.8 million associated with the acquisition of Voicebox and a $1.8 million increase in cash outflows for capital expenditures.

Net cash used in investing activities for fiscal year 2017 was $4.7 million, a decrease of $3.6 million, or 43.2%, from $8.3 million for fiscal year 2016 due to a decrease in cash outflows for capital expenditures.

Net Cash Used in Financing Activities

Net cash used in financing activities for fiscal year 2018 was $28.9 million, a decrease of $63.2 million, or 68.6%, from net cash used in financing activities of $92.1 million for fiscal year 2017. The net decrease in cash used in financing activities is the result of cash distributions associated with Nuance’s historical cash management process.

Net cash used in financing activities for fiscal year 2017 was $92.1 million, a decrease of $13.5 million, or 12.8%, from net cash used in financing activities of $105.6 million for fiscal year 2016. The net decrease in cash used in financing activities is the result of net cash distributions associated with Nuance’s historical cash management process.

Business Acquisitions

Historically, we have made several acquisitions. We approach the market with a focus on our core technologies and acquire companies based on a careful assessment of potential post-acquisition synergies that will help us expand our software platform and connected car services and advance our technologies.

On April 2, 2018, we acquired Voicebox, headquartered in Bellevue, Washington. Voicebox is a provider of conversational artificial intelligence, including voice recognition, natural language understanding, and artificial intelligence services. The aggregate consideration for this transaction was $94.3 million which included $79.8 million paid in cash, net of $6.7 million in cash acquired, a $12.9 million write-off of deferred revenues related to the Cerence business’ pre-existing relationship with Voicebox, and a $1.6 million deferred acquisition payment which will be paid in cash upon the conclusion of an indemnity period in the fiscal year 2019. The transaction was accounted for as a business combination and is included in the accompanying historical Combined Financial Statements beginning on the date of acquisition. Refer to Note 4 to the accompanying historical Combined Financial Statements included elsewhere in this Information Statement for more detail on the acquisition of Voicebox.

Future Liquidity

Our ability to fund future operating needs will depend on our ability to generate positive cash flows from operations and finance additional funding in the capital markets as needed. Upon the Distribution, Nuance intends to allocate $110.0 million cash and cash equivalents to the Cerence business. We expect that this allocation will more than adequately meet the short-term net working capital needs of our business at the close of the Distribution. More specifically, as of June 30, 2019, net working capital of our business, excluding current deferred revenue and deferred cost, was $42.6 million. This balance is representative of the short-term net cash inflows based on the working capital at that date and is also relatively consistent with the balance at September 30, 2018. Based on our history of generating positive cash flows and the $110.0 million of allocated cash and cash equivalents coupled with this working capital profile, we believe we will be able to meet our short-term operating cash needs. We believe we will meet all expected future cash requirements and obligations, including commitments related to the purchase of approximately $20.0 million of hardware, through a combination of cash flows from operating activities, available cash balances, and available credit via our revolving credit facility. Specifically, we anticipate our cost of revenues, funding our R&D activities, and debt obligations to be our primary uses of cash during the year ended September 30, 2020. Should we need to secure additional sources of liquidity, we believe we could finance our needs through the issuance of equity securities or debt offerings. However, we cannot guarantee that we will be able to obtain financing through the issuance of equity securities or debt offerings on reasonable terms in the future.

Senior Credit Facilities

In connection with the Spin-Off, we intend to incur substantial indebtedness in the aggregate principal amount of approximately $425.0 million in the form of a first lien term loan, which is primarily intended to finance a cash distribution to Nuance and provide initial support for the cash flow needs of the Cerence business. We also intend to enter into a $75.0 million revolving facility to be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow. The definitive terms are subject to change and will be finalized prior to the closing of the Spin-Off.

We expect to be obligated to make quarterly principal payments throughout the term of the term loan facility according to the amortization provisions in the credit agreement. Borrowings under the credit agreement are expected to be prepayable at our option without premium or penalty, subject to a 1.00% prepayment premium in connection with any repricing transaction for the term loan facility in the first six months after the closing date. We may request to extend the maturity date of all or a portion of the senior credit facilities subject to certain conditions customary for financings of this type. The credit agreement also may contain certain mandatory prepayment provisions in the event that we incur certain types of indebtedness or receive net cash proceeds from certain non-ordinary course asset sales or other dispositions of property or generate positive excess cash flow, in each case subject to terms and conditions customary for financings of this type.

The credit agreement is expected to contain certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of the our and our subsidiaries’ equity interests. In addition, the credit agreement may contain a springing financial covenant (set at a maximum consolidated first lien net leverage ratio) for the benefit of the revolving credit facility that gets tested if drawings under the revolving credit facility exceed certain thresholds. The credit agreement also is expected to contain events of default customary for financings of this type, including certain customary change of control events.

We anticipate that our obligations under the credit agreement will be jointly and severally guaranteed by certain of our existing and future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrower and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all (or, in the case of foreign subsidiaries or subsidiaries (“FSHCO”) that own no material assets other than equity interests in foreign subsidiaries that are “controlled foreign corporations” or other FSHCOs, 65%) of the equity securities of each wholly owned subsidiary of SpinCo held by any loan party, subject to certain customary exceptions and limitations.

Contractual Obligations, Contingent Liabilities, and Commitments

The table below shows our contractual obligations as of September 30, 2018 (dollars in thousands):

	Payments Due by the Year Ended September 30,
	2019	2020 and 2021	2022 and 2023	Thereafter	Total
Operating leases	$5,501	$9,019	$6,543	$3,481	$24,544

Contractual obligations may include lease, pension contribution requirements, and other non-current liabilities that are enforceable and legally binding on the Cerence business, excluding contingent liabilities that may arise from litigation, arbitration, regulatory actions, or income taxes. As of June 30, 2019, the Cerence business was only subject to contractual obligations regarding operating leases.

Other Matters

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Defined Benefit Plans

We sponsor certain defined benefit plans that are offered primarily by certain of our foreign subsidiaries. Many of these plans were assumed through our acquisitions or are required by local regulatory requirements. We may deposit funds for these plans with insurance companies, third-party trustees, or into government-managed accounts consistent with local regulatory requirements, as applicable. Our total defined benefit plan pension expense was $0.4 million, $0.4 million, and $0.2 million for fiscal years 2018, 2017, and 2016, respectively. The aggregate projected benefit obligation as of fiscal years 2018, 2017, and 2016 was $5.0 million, $5.1 million and $6.4 million, respectively. The aggregate net liability of our defined benefit plans as of September 30, 2018, 2017, and 2016 was $4.2 million, $4.2 million, and $4.7 million, respectively.

Issued Accounting Standards Not Yet Adopted

Refer to Note 3 to the accompanying historical audited Combined Financial Statements included elsewhere in this Information Statement for a description of certain issued accounting standards that have not been adopted by us and may impact its results of operations in future reporting periods.

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and sales returns; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for business combinations; accounting for stock-based compensation; accounting for income taxes, deferred tax assets, and related valuation allowances; and loss contingencies. Our management bases its estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies most significantly affect the portrayal of our financial condition and the results of our operations. There policies require our most difficult and subjective judgements.

Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

As of October 1, 2018, we adopted ASC 606 using the modified retrospective approach. For a reconciliation of our old accounting policy and ASC 606, please refer to our historical audited Combined Financial Statements and Unaudited Condensed Combined Financial Statements included elsewhere in this Information Statement. We currently recognize revenue after applying the following five steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

•	determination of the transaction price, including the constraint on variable consideration;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated standalone selling price (“SSP”) of each distinct performance obligation. In determining SSP, we maximize observable inputs and consider a number of data points, including:

•	the pricing of standalone sales (in the instances where available);

•	the pricing established by management when setting prices for deliverables that are intended to be sold on a standalone basis;

•	contractually stated prices for deliverables that are intended to be sold on a standalone basis; and

•	other pricing factors, such as the geographical region in which the products are sold and expected discounts based on the customer size and type.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. We reduce transaction prices for estimated returns and other allowances that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Performance Obligations

License

Software and technology licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours. For income statement presentation purposes, we separate license revenue from professional services revenue based on their SSPs.

Revenue from distinct software and technology licenses, which do not require professional service to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred.

Revenue from software and technology licenses sold on a royalty basis, where the license of intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with the practical expedient in ASC 606-10-55-65(A).

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, we consider dependence of the cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. We have concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within connected services revenue.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Significant Judgements

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer’s environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services.

Judgments are required to determine the SSP for each distinct performance obligation. When the SSP is directly observable, we estimate the SSP based upon the historical transaction prices, adjusted for geographic considerations, customer classes, and customer relationship profiles. In instances where the SSP is not directly observable, we determine the SSP using information that may include market conditions and other observable inputs. We may have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP. Determining the SSP for performance obligations which we never sell separately also requires significant judgment. In estimating the SSP, we consider the likely price that would have resulted from established pricing practices had the deliverable been offered separately and the prices a customer would likely be willing to pay.

Contract Acquisition Costs

In conjunction with the adoption of ASC 606, we are required to capitalize certain contract acquisition costs. The capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be between one and five years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in prepaid expenses and other current assets and in other assets, respectively. As of June 30, 2019, we had $1.4 million of contract acquisition costs. We had amortization expense of $0.2 million related to these costs during the nine months ended June 30, 2019. There was no impairment related to contract acquisition costs.

Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and five years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as deferred costs. As of June 30, 2019, we had $43.1 million of capitalized contract costs. We had amortization expense of $7.9 million related to these costs during the nine months ended June 30, 2019. There was no impairment related to contract fulfillment costs capitalized.

Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). We present such receivables in accounts receivable, net in our condensed combined balance sheets at their net estimated realizable value. We maintain an allowance for doubtful accounts to provide for the estimated amount of receivables that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other applicable factors.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. Contract assets are included in prepaid expenses and other current assets. As of June 30, 2019, we had $11.5 million of contract assets.

Our contract liabilities, or deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues. As of June 30, 2019, we had $355.4 million of deferred revenue.

Business Combinations

We determine and allocate the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as of the business combination date. Results of operations and cash flows of acquired companies are included in our operating results from the date of acquisition. The purchase price allocation process requires us to use significant estimates and assumptions as of the date of the business acquisition, including fair value estimates such as:

•	estimated fair values of intangible assets;

•	estimated fair values of legal performance commitments to customers, assumed from the acquiree under existing contractual obligations (classified as deferred revenue) at the date of acquisition;

•	estimated income tax assets and liabilities assumed from the acquiree; and

•	estimated fair value of pre-acquisition contingencies from the acquiree.

While we use our best estimates and assumptions to determine the fair values of assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject refinement. As a result, within the measurement period, which is generally one year from the date of acquisition, we record adjustments to the assets acquired and liabilities assumed against goodwill in the period the amounts are determined. Adjustments identified subsequent to the measurement period are recorded within Acquisition-related costs, net.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from software license sales, support agreements, consulting contracts, connected services, other customer contracts and acquired developed technologies and patents;

•	expected costs to develop in-process R&D projects into commercially viable products and the estimated cash flows from the projects when completed;

•	the acquired company’s brand and competitive position, as well as assumptions about the period during which the acquired brand will continue to be used in the combined company’s product portfolio; and

•	discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

In connection with the purchase price allocations for our acquisitions, we estimate the fair market value of legal performance commitments to customers, which are classified as deferred revenue. The estimated fair market value of these obligations is determined and recorded as of the acquisition date.

We may identify certain pre-acquisition contingencies. If, during the purchase price allocation period, we are able to determine the fair values of a pre-acquisition contingencies, we will include that amount in the purchase price allocation. If we are unable to determine the fair value of a pre-acquisition contingency at the end of the measurement period, we will evaluate whether to include an amount in the purchase price allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated. Subsequent to the end of the measurement period, any adjustment to amounts recorded for a pre-acquisition contingency will be included within acquisition-related cost, net in the period in which the adjustment is determined.

Goodwill Impairment Analysis

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. In fiscal year 2017, we elected to early adopt ASU 2017-04, “Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), for its annual goodwill impairment test. ASU 2017-04 removes Step 2 of the goodwill impairment test requiring a hypothetical purchase price allocation. Goodwill impairment, if any, is determined by comparing the reporting unit’s fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There was no goodwill impairment in any of the periods presented.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure.

Corporate assets and liabilities are allocated to each reporting unit based on the reporting unit’s revenue, total operating expenses or operating income as a percentage of the consolidated amounts. Corporate debt and other financial liabilities that are not directly attributable to the reporting unit’s operations and would not be transferred to hypothetical purchasers of the reporting units are excluded from a reporting unit’s carrying amount.

The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology, customer relationships, internally developed software, land, building, and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically at the asset group level for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs related design of the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Internally developed software is amortized over the estimated useful life, commencing on the date when the asset is ready for its intended use. Land, building and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the related lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite-lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group’s carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There were no long-lived asset impairments in any of the periods presented.

Stock-Based Compensation

We recognize stock-based compensation expense over the requisite service period, based on the grant date fair value of the awards and the number of the awards expected to be vested based upon service and performance conditions. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is estimated on the date of grant using the Black-Scholes model. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility, forfeiture rates and the number of performance-based restricted stock units expected to be granted. If actual results differ significantly from these estimates, the actual stock-based compensation expense may significantly differ from our estimates.

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of Nuance to the Cerence business’ standalone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC No. 740, “Income Taxes” (“ASC 740”). Accordingly, the Cerence business’ income tax provision was prepared following the “Separate Return Method.” The Separate Return Method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of Nuance may not be included in the combined financial statements of the Cerence business. Similarly, the tax treatment of certain items reflected in the combined financial statements of Cerence may not be reflected in the consolidated financial statements and tax returns of Nuance; therefore, such items as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in Nuance’s consolidated financial statements.

The breadth of the Cerence business’ operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes that the Cerence business would have paid if it had been a separate taxpayer. The final taxes that would have been paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. This method also requires the recognition of future tax benefits relating to net operating loss carryforwards and tax credits, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. The provision for income taxes represents income taxes paid by Nuance or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Cerence business’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weights assigned to the positive and negative evidence are commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed, it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

In general, the taxable income (loss) of the various Cerence business entities was included in Nuance’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for any Cerence business entities. Consequently, income taxes currently payable are deemed to have been remitted to Nuance, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from Nuance in the period that a refund could have been recognized by the Cerence business had the Cerence business been a separate taxpayer.

Loss Contingencies

Cerence may be subject to legal proceedings, lawsuits and other claims relating to labor, service, intellectual property, and other matters that arise from time to time in the ordinary course of business. On a quarterly basis, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes. Due to the inherent uncertainties, estimates are based only on the best information available at the time. Actual outcomes may differ from our estimates. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions may have a material impact on our results of operations and financial position. As of June 30, 2019, Cerence was not engaged in or subject to legal proceedings, lawsuits, or other claims that could give rise to loss contingencies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

Exchange Rate Sensitivity

We are exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the local functional currency, will be reported in the functional currency at the applicable exchange rate in effect at the time of the transaction. A change in the value of the functional currency compared to the foreign currency of the transaction will have either a positive or negative impact on our financial position and results of operations.

Assets and liabilities of our foreign entities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the applicable period. Therefore, the change in the value of the U.S. dollar compared to foreign currencies will have either a positive or negative effect on our financial position and results of operations. Historically, our primary exposure has been related to transactions denominated in the Canadian dollar, Chinese yuan, Euro, Indian rupee, Japanese yen, and Korean won. Based on the nature of the transactions for which our contracts are purchased, a hypothetical 10% change in exchange rates would not have a material impact on the financial results of the Cerence business.

We have the ability to enter into forward exchange contracts to hedge against foreign currency fluctuations when necessary. The Cerence business did not maintain any hedging instruments in any of the historical or interim periods presented in the accompanying combined financial statements.

Interest Rate Sensitivity

Historically, the Cerence business has not maintained financial instruments that would be exposed to interest rate risk. Since interest bearing financial instruments maintained at Nuance were not specifically identifiable to the Cerence business, interest rate risk has not impacted any of the historical or interim periods presented in the accompanying combined financial statements.

We anticipate that we will be exposed to interest rate risk as a result of our indebtedness related to senior secured credit facilities in connection with Spin-Off. We expect to be subject to interest rate risk because the borrowings under our senior secured credit facilities will be subject to interest rates based on LIBOR. Assuming a 1% increase in interest rates and our revolving credit facility is fully drawn, our interest expense on our senior secured credit facilities would increase by approximately $5.0 million per annum.

MANAGEMENT

The following table presents information concerning our executive officers and directors following the Spin-Off.

Name	Age	Position
Sanjay Dhawan	55	Chief Executive Officer and Director
Mark Gallenberger	55	Chief Financial Officer
Stefan Ortmanns	55	Executive Vice President
Leanne Fitzgerald	54	General Counsel
Arun Sarin	64	Chairman of the Board
Thomas Beaudoin	65	Director
Marianne Budnik	50	Director
Sanjay Jha	57	Director
Kristi Ann Matus	51	Director
Alfred Nietzel	57	Director

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Sanjay Dhawan

Mr. Dhawan will be appointed our Chief Executive Officer on October 1, 2019. From August 2019 until such appointment, Mr. Dhawan has served in the position of Advisor to the Automotive Division of Nuance. From 2015 to 2019, Mr. Dhawan served as President of the Connected Services Division and Chief Technology Officer of Harman Industries International. Prior to joining Harman, he served as President and Chief Executive Officer of Symphony Teleca Corporation since 2010. Mr. Dhawan holds a Master’s degree in Electrical Engineering from Brunel University, England, and a Bachelor of Science degree in Electronics and Communications from REC Kurukshetra, India. With more than 30 years of technology leadership and extensive experience in the automotive industry, Mr. Dhawan brings a deep understanding of AI and machine learning applications, with particular focus on developing solutions at the intersection of devices, sensors, cloud solutions and data integration, all of which we believe makes him well qualified to serve as a member of our Board.

Mark Gallenberger

Mr. Gallenberger will be appointed our Chief Financial Officer on October 1, 2019. From July 2019 until such appointment, Mr. Gallenberger has served in the position of Finance Executive to the Automotive Division of Nuance. Prior to joining Nuance, he served as Senior Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of Xcerra Corporation from 2014 to 2018. Mr. Gallenberger previously served as Xcerra’s Vice President, Chief Financial Officer and Treasurer from 2000 to 2014. Prior to joining Xcerra, Mr. Gallenberger was a Vice President with Cap Gemini, Ernst & Young’s consulting practice. During his six years with Ernst & Young, Mr. Gallenberger established the Deals & Acquisitions Group, where he was involved in numerous domestic and international strategic acquisitions, joint ventures, alliances and equity investments. Prior to joining Ernst & Young, Mr. Gallenberger served in several technical and management positions within Digital Equipment Corporation’s semiconductor products group. Mr. Gallenberger holds an M.B.A. degree from J.L. Kellogg School of Management, Northwestern University and a B.S. in electrical engineering degree from Rochester Institute of Technology.

Stefan Ortmanns

Mr. Ortmanns will be appointed our Executive Vice President on October 1, 2019. Mr. Ortmanns joined Nuance in 2003 and has served as its Executive Vice President and General Manager of the Automotive Division

since March 2018. As GM of the Automotive Division, Mr. Ortmanns has been responsible for hybrid, conversational AI-powered solutions for the digital car and automotive related services that are used by almost all of the world’s leading automotive manufacturers. He previously held other positions at Nuance including SVP of Engineering and Professional Services for the former Mobile Division. Mr. Ortmanns started working in the speech industry in 1993. Before he joined Nuance, he worked at Philips Speech Processing, Bell Labs, Lucent Technologies, and the University of Technology Aachen. He holds degrees in mechanical engineering, computer science and a Ph.D. in computer science.

Leanne Fitzgerald

Ms. Fitzgerald will be appointed our General Counsel and Secretary on October 1, 2019. Ms. Fitzgerald joined Nuance in 2008 and has served as its Vice President, Associate General Counsel, Corporate, Securities and Compliance and Assistant Secretary since 2018. Previously, Ms. Fitzgerald served as Vice President, Associate General Counsel and Assistant Secretary since 2014, and Associate General Counsel Intellectual Property since 2008. Prior to joining Nuance, she served in a variety of positions with increasing responsibility in the legal department at EMC Corporation from 1994 to 2008, culminating as Associate General Counsel. Ms. Fitzgerald holds a B.S. in engineering from the University of Massachusetts at Amherst and a J.D. from the University of New Hampshire School of Law, the Franklin Pierce Law Center.

Arun Sarin

Mr. Sarin served as Chief Executive Officer of Vodafone Group Plc from 2003 until his retirement in 2008. Mr. Sarin began his career at Pacific Telesis Group in 1984. He progressed through various management positions there and at AirTouch Communications Inc., which Pacific Telesis spun off in 1994, and was named president and chief operating officer of AirTouch in 1997. After AirTouch merged with Vodafone in 1999, he was appointed chief executive officer of Vodafone’s U.S./Asia-Pacific region. He left Vodafone in 2000 to become Chief Executive Officer of InfoSpace, Inc., and from 2001 until 2003, he served as Chief Executive Officer of Accel-KKR Telecom. After his retirement in 2008, he served as a senior advisor to Kohlberg Kravis Roberts & Co. for five years. Mr. Sarin currently serves as a director at Cisco Systems, Inc., The Charles Schwab Corporation and Accenture plc. He previously served as a director of Safeway, Inc. from 2009 to 2015 and Blackhawk Network Holdings, Inc. from 2009 to 2018. Mr. Sarin holds M.B.A. and Master of Science (Engineering) degrees from University of California-Berkeley and a B.S. from the Indian Institute of Technology in Kharagpur, India. Because of his significant global, managerial and financial experience and background in technology and telecommunications, we believe Mr. Sarin is well qualified to serve as a member of our Board.

Thomas Beaudoin

Mr. Beaudoin re-joined Nuance in 2017. He serves as the head of Nuance’s Business Transformation Office and is responsible for leading efforts to align and fully leverage technologies within Nuance’s key vertical markets, and drive growth while improving margins and cost structure. Prior to re-joining Nuance, Mr. Beaudoin held several executive leadership roles, including CFO of SimpliVity Corp. (now HPE SimpliVity) from 2015 to 2017; executive vice president and CFO of Nuance from 2008 to 2015; president and CFO of Polaroid Corporation; senior vice president and CFO of Parametric Technology Corporation; and a number of senior finance positions during his 24-year career at Digital Equipment Corporation then Compaq Computer Corporation now Hewlett Packard. Mr. Beaudoin holds a B.S.B.A. degree and an M.B.A. from Babson College. With more than 40 years’ experience, Mr. Beaudoin has deep insight and experience in developing financial and operational leadership strategies for global enterprises, all of which we believe makes him well qualified to serve as a member of our Board.

Marianne Budnik

Ms. Budnik has served as Chief Marketing at CyberArk Software Ltd. since 2017. Prior to joining CyberArk, Ms. Budnik served as Chief Marketing Officer for SimpliVity Corporation (acquired by Hewlett

Packard Enterprise) from 2014 to 2017. Her prior experience also includes serving as Chief Marketing Officer for Acme Packet, Inc. (acquired by Oracle Corporation) and Chief Marketing Officer for CA Technologies. Ms. Budnik currently serves as a director at Schibsted Media Group. Ms. Budnik holds an M.B.A. from Boston University Questrom School of Business, a bachelor’s degree from Babson College and a Corporate Director Certificate from Harvard Business School. Ms. Budnick is a seasoned technology marketing executive, experienced in leading both transformational marketing initiatives at mature and growth companies, and driving market disruption with some of the fastest growing B2B start-ups in the technology and telecommunications industries, all of which we believe makes her well qualified to serve as a member of our Board.

Sanjay Jha

Mr. Jha has served as a General Partner at Eclipse Ventures since 2019. Mr. Jha was Chief Executive Officer of GlobalFoundries Inc. the world’s second-largest semiconductor foundry business from 2014 to 2018. Prior to joining GlobalFoundries, Mr. Jha was Chief Executive Officer for Motorola Mobile Devices from 2008 to 2012, a role he held until the company’s acquisition by Google. Before joining Motorola, Mr. Jha was at Qualcomm for over 14 years, ending his tenure at Qualcomm as the Chief Operating Officer (2006 to 2008) and President of Qualcomm CDMA Technologies (2002 to 2008). Mr. Jha was a member of the board of directors of the Semiconductor Industry Association and also served as Chairman of the Global Semiconductor Alliance. Additionally, he is a member of the board of trustees of UC San Diego and the Salk Institute and serves of the board of several private start-ups. Mr. Jha holds a Ph.D. (2001), and D.Sc (Hon) in Electrical and Electronics Engineering from the University of Strathclyde. He was inducted into the US National Academy of Engineering in 2018. Mr. Jha has an extensive background in the semiconductor and mobility industries and significant managerial, international and technological experience, all of which we believe makes him well qualified to serve as a member of our Board.

Kristi Ann Matus

Ms. Matus has been an executive advisor to Thomas H. Lee Partners since 2017. From 2014 to 2016 Ms. Matus served as the Executive Vice President, Chief Financial and Administrative Officer at athenahealth, Inc. From 2012 to 2013, Ms. Matus served as Executive Vice President and Head of Governmental Services at Aetna, Inc. Prior to Aetna, she held several senior leadership roles at United Services Automobile Association, including Executive Vice President and Chief Financial Officer from 2008 to 2012. She began her career at Thrivent where she held various financial and operational roles for over a decade. Ms. Matus currently serves as a director at AXA Equitable Holdings, Inc. and AllianceBernstein Holding L.P. Ms. Matus holds a B.S. degree from University of Wisconsin, Oshkosh. Ms. Matus has extensive management and financial expertise as well as corporate governance and key leadership skills developed through her decades of experience, all of which we believe makes her well qualified to serve as a member of our Board.

Alfred Nietzel

Mr. Nietzel has been an independent consultant since 2017. From 2014 to 2017, Mr. Nietzel served as the Chief Financial Officer and Executive Vice President at CDK Global, Inc. Prior to CDK’s spin-off, Mr. Nietzel was with Automatic Data Processing, Inc. since 2001 and served as Chief Financial Officer for the Dealer Services Division, Chief Financial Officer for the Employer Services Division and ADP’s Corporate Controller. Prior to joining ADP, Mr. Nietzel served for 17 years with Proctor & Gamble Inc. in numerous financial management roles in the United States, United Kingdom, and Australia. Mr. Nietzel holds a B.S. degree from Eastern Illinois University. Mr. Nietzel led and orchestrated the financial and administrative execution of the spin-off creating CDK Global in 2014 and has extensive management, financial and corporate experience, all of which we believe makes him well qualified to serve as a member of our Board.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will be comprised of seven directors. A majority of our directors will meet the independence requirements set forth in the Nasdaq rules at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter, and we anticipate that they will include, among other duties:

•	reviewing the engagement of our independent registered public accounting firm;

•	reviewing our annual financial statements;

•	considering matters relating to our accounting policy and internal controls;

•	reviewing whether non-audit services provided by the independent registered public accounting firm affect the accountants’ independence; and

•	reviewing the scope of our annual audits.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the Nasdaq rules and Rule 10A-3 under the Exchange Act. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. Upon completion of the Spin-Off, we expect our Audit Committee will consist of Mr. Jha, Ms. Matus and Mr. Nietzel, with Ms. Matus serving as chair.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	overseeing compensation plans and benefits programs applicable to our executive officers;

•	approving the compensation of our executive officers; and

•	overseeing the administration of our cash and equity-based incentive compensation plans that are stockholder approved and/or where participants include executive officers and directors.

Pursuant to the phase-in provisions of the Nasdaq rules and Rule 10C-1 under the Exchange Act, as of the date of listing on Nasdaq, the Compensation Committee will consist of at least one independent director; within ninety days of the date of effectiveness of the registration statement, a majority of the Compensation Committee will consist of independent directors; and within one year of the date of effectiveness of the registration statement, the Compensation Committee will consist solely of independent directors. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act). Upon completion of the Spin-Off, we expect our Compensation Committee will consist of Mr. Beaudoin, Ms. Budnick and Mr. Jha, with Mr. Jha serving as chair.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	considering and reporting to our Board on matters relating to the identification, selection and qualification of candidates to serve as directors;

•	recommending to our Board on an annual basis the candidates to be nominated by our Board for election as directors at our annual meeting of stockholders; and

•	overseeing our Board’s annual self-evaluation.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the Nasdaq rules. Upon completion of the Spin-Off, we expect our Nominating and Governance Committee will consist of Ms. Budnick, Mr. Nietzel and Mr. Sarin, with Mr. Sarin serving as chair.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

the avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the code of any transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications we make;

•	compliance with applicable governmental laws, rules and regulations;

•	adherence to all policies, including but not limited to Foreign Corrupt Trade Practices and insider trading policies;

•	the prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

•	accountability for adherence to the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Nuance and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Communications with Members of the Board of Directors

Although we do not expect to have a formal policy regarding communications with our Board, we expect to provide instructions so that stockholders who are interested in communicating with our Board will be able to do so by writing to us at Cerence Inc., Attention: Corporate Secretary, 15 Wayside Road, Burlington, MA 01803. Stockholders who would like their submission directed to a particular member of our Board would be able to specify.

Director Compensation

We expect to adopt a compensation program for our non-employee directors effective upon the completion of the Spin-Off that consists of a combination of annual cash retainer fees and equity-based compensation. Directors who are also employees of SpinCo will not receive any additional compensation for their service as a director.

EXECUTIVE AND DIRECTOR COMPENSATION

We are currently part of Nuance and not an independent company and our Compensation Committee has not yet been formed. The historical compensation shown below was determined by Nuance. Prior to the Distribution, we will continue to be a part of Nuance, and therefore, compensation of our executives will be determined based on the design and objectives of the Nuance executive compensation programs. Future compensation levels of our executives will be determined based on the compensation policies, programs and procedures to be established by the Compensation Committee that our Board will form in connection with the Distribution. Accordingly, the amounts and forms of compensation reported below are not necessarily indicative of the compensation that our Named Executive Officers will receive following the Distribution, which could be higher or lower than the amounts shown below. All references in the following tables to equity awards are to equity awards granted by Nuance in respect of Nuance common stock.

The “Named Executive Officers” for purposes of the disclosure set forth below are Sanjay Dhawan, who will serve as our Chief Executive Officer following the Distribution, and the expected next two highest paid executive officers, Mark Gallenberger, who will serve as our Chief Financial Officer following the Distribution, and Stefan Ortmanns, who will serve as our Executive Vice President following the Distribution. The information set forth below reflects compensation paid to or earned by Mr. Ortmanns, the only Named Executive Officer that was also designated as an officer of Nuance in fiscal year 2018. Because neither of Messrs. Dhawan or Gallenberger were employed by Nuance during the 2018 fiscal year, the compensation tables set forth below do not include information with respect to their historic compensation.

Summary Compensation Table

The Summary Compensation Table shows the compensation paid to or earned by the Cerence Named Executive Officer listed below for 2018 under Nuance’s compensation programs and plans. Following the separation, Named Executive Officers will receive compensation and benefits under our compensation programs and plans.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Stefan Ortmanns	2018	$315,944	(1)	—	$1,645,918	(2)	$136,603	(3)	$21,049	(1)	$2,119,514
Executive Vice President and General Manager Automotive Division

(1)

This amount reflects the compensation paid to Mr. Ortmanns by Nuance, in respect of his role as Executive Vice President and General Manager Automotive Division prior to the Spin-Off. Mr. Ortmanns’ compensation was originally denominated in euros and the amount above uses an exchange ratio of 1.165097.

(2)

This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to the grant of restricted stock units and performance stock units. Assumptions used in calculating these amounts are described in Note 3 to our Audited Combined Financial Statements, included elsewhere in this Information Statement.

(3)

This amount represents Mr. Ortmanns’ fiscal year 2018 bonus, which was granted pursuant to Nuance’s Bonus Program. The value reflected in the table was converted into, and paid in the form of, 8,543 shares of Nuance common stock.

SpinCo’s Anticipated Executive Compensation Programs

Offer Letters with our Named Executive Officers

CEO Offer Letter. On February 14, 2019, Nuance entered into an offer letter with Sanjay Dhawan providing for his appointment as Chief Executive Officer of SpinCo, in connection with the completion of the Spin-Off. The letter provides Mr. Dhawan with an annual base salary of $600,000 and an initial cash incentive target opportunity equal to 100% of his annual base salary, prorated with respect to fiscal year 2019, and up to 150% of his annual cash base salary for subsequent years beyond 2019. In connection with the Spin-Off, Mr. Dhawan is also eligible to receive an initial grant of restricted stock units (“RSUs”) and performance-based RSUs (“PSUs”), having an aggregate grant date fair value of $3,000,000, divided equally between the RSUs and PSUs. The RSUs will be scheduled to vest as to one third of the RSUs on each of the first three anniversaries of the grant date, subject to Mr. Dhawan’s continued service with SpinCo through each vesting date. The PSUs will be eligible to vest at up to 200% of target, with the vesting period and other terms to be determined by the Board. Mr. Dhawan will also be entitled to receive a one-time make-whole grant of a number of RSUs (“Make-Whole RSUs”) having a grant date fair value of $5,000,000, which will vest on the same schedule as the initial RSUs.

CFO Offer Letter. On June 12, 2019, Nuance entered into an offer letter with Mark Gallenberger providing for his appointment as Chief Financial Officer of SpinCo, in connection with the completion of the Spin-Off. The letter provides Mr. Gallenberger with an annual base salary of $400,000 and a cash incentive target opportunity equal to 75% of his annual base salary, prorated for any partial year. In connection with the Spin-Off, Mr. Gallenberger is also eligible to receive an initial grant of RSUs and PSUs, having an aggregate grant date fair value of $1,200,000, divided equally between the RSUs and PSUs. The RSUs will be scheduled to vest as to one-third of the RSUs on each of the first three anniversaries of the grant date, subject to Mr. Gallenberger’s continued service with SpinCo through each vesting date. The PSUs will be eligible to vest at up to 200% of target, with the vesting period and other terms to be determined by our Board.

Change of Control and Severance Agreements with our Named Executive Officers

CEO Change of Control and Severance Agreement. Pursuant to the Change of Control and Severance Agreement between Mr. Dhawan and SpinCo, upon a termination of Mr. Dhawan’s employment by SpinCo without “cause”, Mr. Dhawan will be entitled to a lump sum cash payment equal to the sum of (i) 24 months of base salary, (ii) 100% of his target annual bonus for the fiscal year in which such termination of employment occurs, and (iii) a prorated target annual bonus for the fiscal year in which such termination occurs. In addition, Mr. Dhawan would be entitled to 18 months of COBRA premiums and accelerated vesting of the initial RSUs and the Make-Whole RSUs, as well as any other Company equity awards that would otherwise vest solely on the basis of his continued employment and that would have vested within the 12 months immediately following the date of termination of employment.

In the case of a termination without “cause” or a resignation for “good reason” within 12 months following a change of control of SpinCo, Mr. Dhawan is entitled to a lump sum cash payment equal to the sum of (i) 30 months of base salary, (ii) 200% of his target annual bonus for the fiscal year in which such termination of employment occurs, and (iii) a prorated target annual bonus for the fiscal year in which such termination occurs. In addition, Mr. Dhawan would be entitled to 18 months of COBRA premiums and accelerated vesting of all Company equity awards that have been previously awarded to Mr. Dhawan that vest on the basis of his continued employment, including the initial RSUs and the Make-Whole RSUs, as well as all of the initial PSUs then outstanding and eligible to vest based on his continued employment.

Upon a change of control, whether or not Mr. Dhawan is terminated, all of the initial PSUs shall be deemed earned based on actual performance as measured through such change of control, and such initial PSUs shall thereafter be subject to time-based vesting based on Mr. Dhawan’s continued employment for the remainder of the original performance period.

The receipt of any severance payments or benefits is subject to Mr. Dhawan’s execution and non-revocation of a separation agreement and release of claims as well as continued compliance with the terms of any agreements concerning inventions, confidentiality, or restrictive covenants.

CFO Change of Control and Severance Agreement. Pursuant to the Change of Control and Severance Agreement between Mr. Gallenberger and SpinCo, upon a termination of Mr. Gallenberger’s employment by SpinCo without “cause”, Mr. Gallenberger will be entitled to a lump sum cash payment equal to the sum of (i) 12 months of base salary and (ii) a prorated target annual bonus for the fiscal year in which such termination occurs. In addition, Mr. Gallenberger would be entitled to 12 months of COBRA premiums and accelerated vesting of a prorated portion of any then-outstanding and unvested Company equity awards that would otherwise vest solely on the basis of his continued employment and that would have vested on the next scheduled vesting date.

In the case of a termination without “cause” or a resignation for “good reason” within 12 months following a change of control of SpinCo, Mr. Gallenberger is entitled to a lump sum cash payment equal to the sum of (i) 12 months of base salary and (ii) 100% of his target annual bonus for the fiscal year in which such termination of employment occurs. In addition, Mr. Gallenberger would be entitled to 12 months of COBRA premiums and accelerated vesting of all Company equity awards that have been previously awarded to Mr. Gallenberger that vest on the basis of his continued employment.

Upon a change of control, whether or not Mr. Gallenberger is terminated, all of the initial PSUs shall be deemed earned based on actual performance as measured through such change of control, and such initial PSUs shall thereafter be subject to time-based vesting based on Mr. Gallenberger’s continued employment for the remainder of the original performance period.

The receipt of any severance payments or benefits is subject to Mr. Gallenberger’s execution and non-revocation of a separation agreement and release of claims as well as continued compliance with the terms of any agreements concerning inventions, confidentiality, or restrictive covenants.

Fiscal 2018 Outstanding Equity Awards At Fiscal Year-End Table

The following table sets forth all outstanding equity awards held by the Cerence Named Executive Officer listed below as of September 30, 2018. The equity awards were all in the form of Nuance RSUs and PSUs. For purposes of valuing the outstanding awards, the amounts below are based on a per-share price of $17.32 for the Nuance common stock, which was the closing market price of the Nuance common stock as reported on the Nasdaq on September 28, 2018, the last business day of the fiscal year.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, or Units or Other Rights That Have Not Vested (#) (1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stefan Ortmanns	12/1/2015	—		—	8,500	(5)	$147,220
	12/22/2016	10,750	(2)	$186,190	18,250	(6)	$316,090
	1/16/2018	21,500	(3)	$372,380	10,750	(7)	$186,190
	3/28/2018	17,750	(4)	$307,430	7,500	(8)	$129,900

(1)

This table does not include PSUs that were authorized in fiscal year 2017 and fiscal year 2018 but for which performance targets were not established until after fiscal year 2018. On November 6, 2018, Nuance’s compensation committee aligned these PSUs to one-year and two-year TSR metrics with a payout scale of 0% -150% based on achievement of the c’s stock performance against the S&P Software & Services Select Industry Index.

(2)	These RSUs vest on September 30, 2019.
(3)	These RSUs vest in equal installments on September 30, 2019 and September 30, 2020.
(4)	12,000 RSUs vest on September 30, 2019 and 5,750 RSUs vest on September 30, 2020.
(5)	Represents 8,500 PSUs that will vest only upon the achievement of certain pre-established performance objectives, 3,447 of which vested in November 2018.
(6)	Represents 18,250 PSUs that will vest only upon the achievement of certain pre-established performance objectives, 7,400 of which vested in November 2018.
(7)	Represents 10,750 PSUs that will vest only upon the achievement of certain pre-established performance objectives, 4,359 of which vested in November 2018.
(8)	Represents 7,500 PSUs that will vest only upon the achievement of certain pre-established performance objectives, 3,041 of which vested in November 2018.

Equity Plan

Prior to the Spin-Off, we expect our Board to adopt, and Nuance, as our sole stockholder, to approve, the Equity Plan for the benefit of certain of our current and future employees and other service providers and an employee stock purchase plan (the “Cerence ESPP”) for the benefit of our current and future employees. If the Cerence ESPP is approved by our Board and Nuance, as our sole stockholder, it is expected that the maximum aggregate number of shares of our common stock that may be purchased under the Cerence ESPP would be 1,050,000. The following summary describes what we anticipate to be the material terms of the Equity Plan.

Purpose of the Equity Plan

The purpose of the Equity Plan would be to aid Cerence in recruiting and retaining highly qualified employees and other service providers who are capable of assuring the future success of Cerence. We expect that awards of stock-based compensation and opportunities for stock ownership in Cerence will provide incentives to our employees and other service providers to exert their best efforts for the success of our business and thereby align their interests with those of our stockholders.

Shares Available for Awards

If the Equity Plan is approved by our Board and Nuance, as our sole stockholder, it is expected that the maximum aggregate number of shares of our common stock that may be issued under all stock-based awards granted under the Equity Plan would be 5,300,000. In addition, it is expected that the Equity Plan will contain a limit on the number of shares of common stock available for grant in the form of incentive stock options.

Under the Equity Plan, it is expected that Cerence will have the flexibility to grant different types of equity compensation awards, including stock options, stock appreciation rights, restricted stock and unrestricted, RSUs and other awards based, in whole or in part, on the value of Cerence equity. The grant, vesting, exercise and settlement of awards granted under the Equity Plan may be subject to the satisfaction of time- or performance-based conditions.

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC 718, our Compensation Committee shall make adjustments that it deems equitable or appropriate, in its sole discretion, including adjustments to the share limits described above, the number and type of shares subject to outstanding awards, and/or the purchase or exercise price of outstanding awards. In the case of any unusual or nonrecurring event (including events described in the preceding sentence) affecting Cerence or changes in applicable laws, regulations or accounting principles, our Compensation Committee may make adjustments to outstanding awards in order to prevent dilution or enlargement of the benefits intended to be provided under the Equity Plan.

Eligibility

It is expected that employees, directors and certain other service providers of Cerence or its subsidiaries would be eligible to receive awards under the Equity Plan.

Administration

It is expected that our Compensation Committee would have the authority to administer the Equity Plan, including the authority to select the persons who receive awards, determine the number of shares subject to the awards and establish the terms and conditions of the awards, consistent with the terms of the Equity Plan. Subject to the expected provisions of the Equity Plan, our Compensation Committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. Our Compensation Committee may waive or amend the terms of an award, consistent with the terms of the Equity Plan, but may not reprice a stock option or stock appreciation right, whether through amendment, cancelation and replacement, or exchange for cash or any other awards. Our Compensation Committee would have the authority to interpret the Equity Plan and establish rules for the administration of the Equity Plan. It is expected that the Equity Plan will provide that our Compensation Committee may delegate its powers and duties under the Equity Plan to one or more directors or other individuals as it determines.

The Board may also exercise the powers of our Compensation Committee with respect to the Equity Plan and awards granted thereunder at any time.

Director Compensation

Upon completion of the separation and combination, we will compensate our independent directors with an annual cash retainer of $100,000, plus an annual equity grant equal to $125,000 on the date of grant, as well as reimbursement for travel or other expenses incurred in connection with their service. The chairman of the Board will receive an additional annual retainer of $80,000, the chairmen of the Audit Committee and the Compensation Committee will each receive an additional annual retainer of $15,000, and the chairman of the Nominating and Corporate Governance Committee will receive an additional annual retainer of $10,000. In connection with each independent director’s first year of service, each independent director will receive an initial sign-on grant equal to $250,000 (for Mr. Sarin, valued at $500,000). The annual equity grant will vest on the one-year anniversary of the date of grant and the initial sign-on grant will vest in equal installments over the first three anniversaries of the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Nuance beneficially owns all of the outstanding shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Nuance common stock on August 30, 2019, giving effect to a Distribution ratio of one share of our common stock for every eight shares of Nuance common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.

Immediately following the Spin-Off, we estimate that 36,385,336 shares of our common stock will be issued and outstanding, based on the approximately 285,876,799 shares of Nuance common stock outstanding on August 30, 2019. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on October 1, 2019.

	Shares of Cerence Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent
Name of Beneficial Owner
Directors and Named Executive Officers
Sanjay Dhawan	—	—
Mark Gallenberger	—	—
Stefan Ortmanns	2,827	*
Arun Sarin	—	—
Thomas Beaudoin	2,562	*
Marianne Budnik	—	—
Sanjay Jha	—	—
Kristi Ann Matus	—	—
Alfred Nietzel	—	—
Directors, nominees and executive officers as a group (10 persons)	10,982	*
5% Stockholders
Vanguard Group, Inc. (1)	3,272,946	9.00%
ClearBridge Investments, LLC (2)	2,973,497	8.17%
Ameriprise Financial, Inc. (3)	2,297,489	6.31%
Victory Capital Management Inc. (4)	1,969,450	5.41%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)

This information regarding the beneficial ownership of Vanguard Group, Inc. is based on a Schedule 13G/A filed by such stockholder on February 11, 2019 reporting beneficial ownership of 26,183,574 shares of Nuance common stock. The address of this stockholder is 100 Vanguard Blvd., Malvern, PA 19355.

(2)	This information regarding the beneficial ownership of ClearBridge Investments, LLC is based on a Schedule 13G/A filed by such stockholder on February 14, 2019 reporting beneficial ownership of

23,787,982 shares of Nuance common stock. The address of this stockholder is 620 8th Avenue, New York, NY 10018.
(3)

This information regarding the beneficial ownership of Ameriprise Financial, Inc. is based on a Schedule 13G/A filed by such stockholder on February 14, 2019 reporting beneficial ownership of 18,379,915 shares of Nuance common stock. The address of this stockholder is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(4)

This information regarding the beneficial ownership of Victory Capital Management Inc. is based on a Schedule 13G filed by such stockholder on February 1, 2019 reporting beneficial ownership of 15,755,601 shares of Nuance common stock. The address of this stockholder is 4900 Tiedman Rd., 4th Floor, Brooklyn, OH 44144.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Nuance

In order to govern the ongoing relationships between us and Nuance after the Spin-Off and to facilitate an orderly transition, we and Nuance intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Nuance will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Nuance.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Nuance before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Nuance regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Nuance following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Nuance so that we and Nuance retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement generally provides that the assets comprising our business will consist of those primarily related to our current business and operations (except for intellectual property assets, which are allocated as further described in “—Agreements Governing Intellectual Property”). The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the past and future operations of our business, including our locations used in our current operations. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Nuance.

Reorganization Transactions

The Separation and Distribution Agreement will describe certain actions related to our separation from Nuance that will occur prior to the Distribution. As part of the Reorganization Transactions, the following transactions will occur: (i) pursuant to a series of internal transfers to certain foreign subsidiaries that will be held under a Netherlands holding company, the non-U.S. assets and operations relating to the Business will be separated from the other non-U.S. assets and operations of Nuance, and the Netherlands holding company will in turn be distributed to Nuance in an internal spin-off, (ii) the U.S. assets and operations of the Business will be contributed to a new U.S. holding company, (iii) employees relating to the Business that are currently employed by Nuance subsidiaries that will not become subsidiaries of Cerence will become employees of the appropriate Cerence subsidiaries, (iv) both of the new holding companies will be contributed to Cerence, and (v) on the Distribution Date prior to the Distribution, Cerence will incur indebtedness and distribute the proceeds to Nuance.

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Nuance, on the other hand, will terminate and/or be repaid effective as of the Distribution Date or shortly thereafter, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support

We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support, other than certain specified credit support instruments, currently provided by or through Nuance or any of its subsidiaries for the benefit of us or any of our subsidiaries.

Representations and Warranties

In general, neither we nor Nuance will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as-is,” “where-is” basis.

Further Assurances

The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution

The Separation and Distribution Agreement will govern Nuance’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Nuance will deliver all of the issued and outstanding shares of our common stock held by Nuance to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver all of the shares of our common stock previously held by Nuance to Nuance stockholders based on the distribution ratio. The Nuance Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off. In addition, Nuance may, at any time until the Distribution, decide to abandon the Distribution or modify or change the terms of the Distribution.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or, to the extent permitted by law, waived by Nuance, in its sole and absolute discretion, before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Exchange of Information

We and Nuance will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Nuance will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The Nuance Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims

We and Nuance will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification

We and Nuance will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Nuance’s respective businesses. The amount of either Nuance’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Nuance will provide us, and we will provide Nuance, with certain specified services for a limited time to help ensure an orderly transition following the Distribution. For a limited time after the Spin-Off, we may request that additional services in the same functional categories as the specified services be provided by Nuance to us so long as such additional services were provided historically by Nuance to our business. The services are generally intended to be provided for a period no longer than twelve months following the Distribution, with a possibility to extend the term of each service up to an additional twelve months. Each party may terminate the agreement in its entirety in the event of a material breach of the agreement by the other party that is not cured within a specified time period. Each recipient party may also terminate the services on an individual basis upon prior written notice to the party providing the service.

The service recipient is required to pay to the service provider a fee equal to the cost of service specified for each service, which is billed on a monthly basis.

We have agreed to indemnify and hold Nuance harmless from any damages to the extent arising out of Nuance’s provision of the services unless such damages are the result of Nuance’s gross negligence, willful misconduct, breach of the agreement or violation of law in providing services. Additionally, Nuance’s liability is generally subject to a cap in the amount of fees actually received by Nuance from us in connection with the provision of the services. We also generally indemnify Nuance for all liabilities to the extent arising out of Nuance’s provision of the services unless such liabilities are the result of Nuance’s gross negligence, willful misconduct, breach of the agreement or violation of law in providing services, in which case, Nuance indemnifies us for such liabilities. These indemnification and liability terms are customary for agreements of this type.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on Nuance for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Nuance that will govern the respective rights, responsibilities and obligations of Nuance and us after the Distribution with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement will generally provide that we will be responsible and will indemnify Nuance for all taxes, including income taxes, sales taxes, VAT and payroll taxes, relating to the Business for all periods following the Distribution; and Nuance will be responsible and will indemnify us for all taxes relating to the

Business for all periods preceding the Distribution. In addition, the Tax Matters Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off. Nuance will have the right to control any audit or contest relating to any taxes with respect to all periods prior to the Distribution, but we will have the right to review and comment on Nuance’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

In addition, the Tax Matters Agreement will provide that we will be required to indemnify Nuance for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to the these transactions or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) we take after the Distribution that gives rise to these taxes. Nuance will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have the right to review and comment on Nuance’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, business combinations, sales of assets and similar transactions) that will be designed to address compliance with Section 355 and related provisions of the Code and are intended to preserve the tax-free nature of the Spin-Off. Under the Tax Matters Agreement, these restrictions will apply for two years following the Distribution, unless we or Nuance obtain a private letter ruling from the IRS or an opinion of counsel, in each case acceptable to Nuance in its reasonable discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off, or unless Nuance otherwise gives its consent for us to take a restricted action. Even if we do obtain such a private letter ruling or opinion, or Nuance does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify Nuance in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Nuance that will address employment and employee compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off. Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment and employee compensation and benefits-related liabilities relating to our employees, former employees and other service providers. In particular, we will assume certain assets and liabilities with respect to our current and former employees under certain of Nuance’s U.S. and non-U.S. defined benefit pension plans (with assets and liabilities allocated based on formulas specified in the Employee Matters Agreement for each pension plan). Generally, except as may be provided in the Transition Services Agreement, each of our employees will cease active participation in Nuance compensation and benefit plans as of the Spin-Off. The Employee Matters Agreement will also provide that we will establish certain compensation and benefit plans for the benefit of our employees following the Spin-Off, including a 401(k) savings plan, which will accept direct rollovers of account balances from the Nuance 401(k) savings plan for any of our employees who elect to do so. Generally, following the Spin-Off, we will assume and be responsible for any annual bonus payments, including with respect to the year in which the Spin-Off occurs, and any other cash-based incentive or retention awards to our current and former employees. Nuance long-term incentive compensation awards, including stock options and restricted stock units, held by SpinCo employees will be treated as described in “Executive and Director Compensation—Equity Plan.” The Employee Matters

Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and described above. In addition, the Employee Matters Agreement provides that we will indemnify Nuance for certain employee-related liabilities associated with the Transition Services Agreement.

Agreements Governing Intellectual Property

Separation and Distribution Agreement

The Separation and Distribution Agreement will provide for (i) us to own certain specified patents and patent applications, a collection of software and other technology assets, and all other intellectual property rights exclusively related to the Business, and the liabilities relating to, arising out of or resulting therefrom and (ii) Nuance to retain any of its other intellectual property rights related to the Business and the liabilities relating to, arising out of or resulting therefrom. The selection of intellectual property rights to be allocated to us in the agreement was generally determined to provide us with intellectual property rights with respect to technologies exclusively used by Nuance’s automotive business, and those intellectual property rights for which the development, enhancement and maintenance has historically been conducted by Nuance’s automotive business. Any technologies that are not allocated to us will be retained by Nuance, including certain patents, software and other technology assets related to Nuance’s healthcare and enterprise businesses.

Intellectual Property Agreement

We intend to enter into an Intellectual Property Agreement with Nuance, pursuant to which we will grant to Nuance, and Nuance will grant to us, perpetual, non-exclusive, royalty-free licenses to certain patents and technology, as well as certain other intellectual property that have historically been shared between us and Nuance. The intellectual property licensed to us under the Intellectual Property Agreement includes patents, software and technologies that have generally been more significant to the business of Nuance, but will be used in our business following the Spin-Off, and are technologies in the general areas of automatic speech recognition and natural language understanding.

Following the Spin-Off, the patent and technology licenses will generally be limited to the respective licensee’s defined field of use, and after the fifth anniversary of the Spin-Off, the technology licenses will extend to all fields. The field of use for intellectual property licensed from Nuance to SpinCo is generally for the automotive industry and certain ancillary fields, including (i) providing customer service and call center solutions to vehicle manufacturers and transportation service providers and (ii) providing certain internet of things devices for the China market (excluding the healthcare and enterprise solutions markets). The field of use for intellectual property licensed from SpinCo to Nuance is generally for industries other than the automotive industry. The Intellectual Property Agreement will also provide arrangements for each of us and Nuance to utilize certain data used by both us and Nuance. In addition, we will agree not to challenge Nuance’s rights in its existing intellectual property rights or act to impair such intellectual property rights, and Nuance will agree not to challenge our rights in our existing intellectual property rights or act to impair such intellectual property rights. The non-exclusive license to us will generally be transferable with any sale or transfer of an entity or line of business of ours that utilizes Nuance’s intellectual property, and the license to Nuance will generally be transferable with any sale or transfer of an entity or line of business of Nuance that utilizes our intellectual property.

The Intellectual Property Agreement will also contain certain provisions relating to the recordation of the transfers of intellectual property rights set forth in the Separation and Distribution Agreement.

Transitional Trademark License Agreement

We intend to enter into a Transitional Trademark License Agreement with Nuance, pursuant to which Nuance will grant us a non-exclusive, royalty free license to continue using certain of Nuance’s trademarks, trade names and service marks with respect to the “Nuance” and “Dragon” brands in connection with the sale, marketing and other commercialization of our products and services. The term of the license will generally not exceed six months. The Transitional Trademark License Agreement will also provide that we will use commercially reasonable efforts to cease using the licensed trademarks as soon as reasonably practicable. The license to us will generally be transferable with any sale or transfer of an entity or line of business of ours that utilizes Nuance’s trademarks.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Nuance, including arrangements whereby Nuance has provided us with finance, human resources, legal, privacy, information technology, general insurance, security and other corporate functions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.” As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Nuance to be material.

In addition, we intend to enter into certain other arm’s-length arrangements regarding access to certain software and technology.

Policy and Procedures Governing Related Party Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Nominating and Governance Committee review each of SpinCo’s transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Nominating and Governance Committee will approve or ratify only those transactions that are fair and reasonable to SpinCo and in our and our stockholders’ best interests.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, Nuance, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-Laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 560,000,000 shares of common stock, par value $0.01 per share, and 40,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately 36,385,336 shares of our common stock will be issued and outstanding, based on 285,876,799 shares of Nuance common stock outstanding as of August 30, 2019. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Nuance common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Nuance’s equity plans and any repurchases of Nuance shares by Nuance pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•

Classified Board. Our Amended and Restated Certificate of Incorporation will provide that, until the annual stockholder meeting in the year that is three years after the Spin-Off, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Distribution, which we expect to hold in 2020. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2021, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2022. Commencing with the first annual meeting following the Distribution, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2023 annual meeting. Beginning at the 2023 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

•

Removal. Our Amended and Restated Certificate of Incorporation will provide that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of shares representing at least a majority of the voting power of the then-outstanding shares of all classes and series of our capital stock entitled generally to vote on the election of our directors.

•

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to 40,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

•

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

•

Special Stockholder Meetings. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws will provide that a special meeting of our stockholders may only be called by our Board, the Chairman of our Board or our Chief Executive Officer, or at the request of holders of not less than 20% of the outstanding shares of the common stock of SpinCo.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-Laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper written notice must be given, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting as first specified in the notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent). In the case of special meetings, proper notice must be given no earlier than the 90th day prior to the relevant meeting and no later than the later of the 60th day prior to such meeting or the 10th day following the public announcement of the meeting. Such notice must include, among other information, certain information with respect to each stockholder nominating persons for election to the Board (including, the name and address, the number of shares directly or indirectly held by such stockholder, a description of any agreement with respect to the business to be brought before the annual meeting, a description of any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, a description of any proxy, contract or other relationship pursuant to which such stockholder has a right to vote any shares of our stock and any profit-sharing or performance-related fees that such stockholder is entitled to, based on any increase or decrease in the value of our securities, as of the date of such notice). Such notice must also include a representation that such stockholder is a holder of record of our common stock as of the date of the notice, each stockholder nominee’s written consent to being named as a nominee and to serving as a director if elected, a completed questionnaire and representation that such person has not and will not give any commitment as to how such person will act or vote if elected as a director or becomes a party to any agreement with respect to any compensation, reimbursement or indemnification in connection with service as a director, and that such person will comply with all policies applicable to directors, a description of all compensation and other monetary agreements during the past three years and a representation as to whether such stockholder intends to solicit proxies.

•

Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting.

•

Amendments to Certificate of Incorporation and By-Laws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend the company’s certificate of incorporation unless the company’s certificate of incorporation provides a higher threshold, and our Amended and Restated Certificate of Incorporation will not provide for a higher threshold. Our Amended and Restated Certificate of Incorporation will provide that our Amended and Restated By-Laws may be amended by a majority of our Board or by the affirmative vote of holders of at least a majority of our voting stock entitled to vote in the election of directors.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director, officer or agent of SpinCo, or for serving at SpinCo’s request as a director, officer or agent at another corporation or enterprise, as the case may be. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated By-Laws will expressly authorize us to carry directors’ and officers’ insurance to protect SpinCo, its directors, officers and employees for some liabilities.

The limitation of liability and indemnification provisions that will be included in our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our Amended and Restated Certificate of Incorporation will provide, in all cases to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of SpinCo to SpinCo or SpinCo’s stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware, any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Further, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act, except that it may apply to such suits if brought derivatively on behalf of SpinCo. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Exchange Act or the Securities Act if brought derivatively on behalf of SpinCo, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have been approved to list our common stock on the Nasdaq Global Select Market, under the ticker symbol “CRNC.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Nuance’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Cerence Inc.

15 Wayside Road

Burlington, MA 01803

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on by an independent registered public accounting firm.

INDEX TO COMBINED FINANCIAL STATEMENTS

Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the years ended September 30, 2018, 2017, and 2016	F-4
Combined Statements of Comprehensive Income for the years ended September 30, 2018, 2017, and 2016	F-5
Combined Balance Sheets as of September 30, 2018, 2017, and 2016	F-6
Combined Statements of Changes in Parent Company Equity for the years ended September 30, 2018, 2017, and 2016	F-7
Combined Statements of Cash Flows for the years ended September 30, 2018, 2017, and 2016	F-8
Notes to the Combined Financial Statements	F-9

Unaudited Condensed Combined Financial Statements

Condensed Combined Statements of Operations for the nine months ended June 30, 2019 and 2018 (unaudited)	F-35
Condensed Combined Statements of Comprehensive Income (Loss) for the nine months ended June 30, 2019 and 2018 (unaudited)	F-36
Condensed Combined Balance Sheets as of June 30, 2019 (unaudited) and September 30, 2018	F-37
Condensed Combined Statement of Changes in Parent Company Equity for the nine months ended June 30, 2019 and 2018 (unaudited)	F-38
Condensed Combined Statements of Cash Flows for the nine months ended June 30, 2019 and 2018 (unaudited)	F-39
Notes to the Condensed Combined Financial Statements (unaudited)	F-40

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Nuance Communications, Inc.

Burlington, Massachusetts

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of the Cerence business (“Cerence”) of Nuance Communications, Inc. (the “Company”) as of September 30, 2018, 2017, and 2016, the related combined statements of operations, comprehensive income, changes in parent company equity, and cash flows for each of the three years in the period ended September 30, 2018, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of Cerence at September 30, 2018, 2017, and 2016, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Cerence’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Cerence is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Cerence’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2, the Cerence business is not a standalone entity. The combined financial statements of the Cerence business reflect the assets, liabilities, revenues and expenses directly attributable to the Cerence business, as well as allocations deemed reasonable by management, to present the financial position, results of operations, changes in parent company equity, and cash flows of the Cerence business on a standalone basis and do not necessarily reflect the financial position, results of operations, changes in parent company equity, and cash flows of the Cerence business in the future or what they would have been had the Cerence business been a separate, standalone entity during the years presented.

As discussed in Notes 2 and 16, the Cerence business is dependent upon its Parent for substantially all of its operations. It is also dependent on its Parent for financial support.

/s/ BDO USA, LLP

We have served as Cerence’s auditor since 2017.

Boston, Massachusetts

August 21, 2019

CERENCE

(A Business of Nuance Communications, Inc.)

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Year Ended September 30,
	2018	2017	2016
Revenues:
License	$171,075	$148,803	$130,180
Connected services	60,227	45,696	32,450
Professional services	45,451	49,645	47,315
Other	231	585	1,191

Total revenues	276,984	244,729	211,136

Cost of revenues:
License	1,156	773	786
Connected services	32,919	25,292	23,663
Professional services	41,123	35,571	28,899
Amortization of intangible assets	7,766	6,898	7,218

Total cost of revenues	82,964	68,534	60,566

Gross profit	194,020	176,195	150,570

Operating expenses:
Research and development	80,957	56,755	53,568
Sales and marketing	30,553	29,909	26,582
General and administrative	19,873	17,485	14,371
Amortization of intangible assets	8,840	5,763	6,329
Restructuring and other costs, net	12,863	1,865	1,907
Acquisition-related costs	4,082	733	20

Total operating expenses	157,168	112,510	102,777

Income from operations	36,852	63,685	47,793
Other income (expense), net	(54)	(483)	(535)

Income before income taxes	36,798	63,202	47,258
Provision for income taxes	30,917	15,926	12,319

Net income	$5,881	$47,276	$34,939

Refer to accompanying Notes to the Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	Year Ended September 30,
	2018	2017	2016
Net income	$5,881	$47,276	$34,939
Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,906)	8,020	(6,534)
Pension adjustments	562	460	537

Total other comprehensive (loss) income	(1,344)	8,480	(5,997)

Comprehensive income	$4,537	$55,756	$28,942

Refer to accompanying Notes to the Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

COMBINED BALANCE SHEETS

(Dollars in thousands)

	September 30, 2018	September 30, 2017	September 30, 2016
ASSETS
Current Assets:
Accounts receivable, net	$72,084	$74,019	$55,161
Deferred costs	6,793	5,319	2,437
Prepaid expenses and other current assets	4,090	1,469	1,560

Total current assets	82,967	80,807	59,158

Property and equipment, net	13,406	13,305	15,575
Deferred costs	44,238	48,282	39,610
Goodwill	1,119,946	1,075,443	1,067,527
Intangible assets, net	84,812	50,668	61,459
Deferred tax assets	51,053	67,000	49,494
Other assets	1,126	247	217

Total assets	$1,397,548	$1,335,752	$1,293,040

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$6,510	$5,525	$6,475
Deferred revenue	84,862	66,747	51,615
Accrued expenses and other current liabilities	30,434	22,134	21,550

Total current liabilities	121,806	94,406	79,640

Deferred revenue, net of current portion	263,787	233,435	191,800
Other liabilities	18,636	10,732	10,210

Total liabilities	404,229	338,573	281,650

Commitments and contingencies (Note 14)

Parent company equity:
Net parent investment	1,017,276	1,019,792	1,042,483
Accumulated other comprehensive loss	(23,957)	(22,613)	(31,093)

Total parent company equity	993,319	997,179	1,011,390

Total liabilities and parent company equity	$1,397,548	$1,335,752	$1,293,040

Refer to accompanying Notes to the Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(Dollars in thousands)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total
Balance at October 1, 2015	$1,092,258	$(25,096)	$1,067,162
Net income	34,939	—	34,939
Other comprehensive loss	—	(5,997)	(5,997)
Net transfer to Parent	(84,714)	—	(84,714)

Balance at September 30, 2016	1,042,483	(31,093)	1,011,390
Net income	47,276	—	47,276
Other comprehensive income	—	8,480	8,480
Net transfer to Parent	(69,967)	—	(69,967)

Balance at September 30, 2017	1,019,792	(22,613)	997,179
Accumulated adjustment due to the adoption of ASU 2016-16	(1,510)	—	(1,510)
Net income	5,881	—	5,881
Other comprehensive loss	—	(1,344)	(1,344)
Net transfer to Parent	(6,887)	—	(6,887)

Balance at September 30, 2018	$1,017,276	$(23,957)	$993,319

Refer to accompanying Notes to the Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended September 30,
	2018	2017	2016
Cash flows from operating activities:
Net income	$5,881	$47,276	$34,939
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	25,765	19,669	19,755
Stock-based compensation	22,043	19,794	18,594
Deferred tax expense (benefit)	12,473	(17,718)	(20,473)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	8,472	(17,937)	(4,219)
Prepaid expenses and other assets	(2,960)	(308)	(27)
Deferred costs	(12,528)	(10,477)	(7,156)
Accounts payable	(6,291)	(1,025)	3,629
Accrued expenses and other liabilities	12,946	2,485	(2,031)
Deferred revenue	49,458	55,025	70,905

Net cash provided by operating activities	115,259	96,784	113,916

Cash flows from investing activities:
Capital expenditures	(6,510)	(4,714)	(8,294)
Payments for business acquisitions, net of cash acquired	(79,802)	—	—

Net cash used in investing activities	(86,312)	(4,714)	(8,294)

Cash flows from financing activities:
Net advancement from Parent	(28,947)	(92,070)	(105,622)

Net cash used in financing activities	(28,947)	(92,070)	(105,622)

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Refer to accompanying Notes to the Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Organization and Presentation

The accompanying combined financial statements present the combined assets, liabilities, revenues and expenses related to Cerence (“we” or “Cerence”), a business of Nuance Communications, Inc. (“Nuance” or “the Parent”), a leading provider of voice recognition and natural language understanding solutions for businesses and consumers around the world. The Cerence business operates through indirect, wholly-owned subsidiaries of Nuance and not as a standalone company. Cerence operates only in the Automotive segment.

Cerence is primarily engaged in providing automotive manufacturers and their suppliers branded and personalized virtual assistants and connected car services built on our voice recognition and natural language understanding technologies. Demand for our embedded and cloud-based automotive solutions is driven by the growth in personalized automotive virtual assistants, connected services for automobiles, and by auto manufacturers’ desire to create a branded and personalized experience, capable of integrating and intelligently managing customers’ personal smart phone and home device preferences and technologies.

2. Basis of Presentation

Standalone financial statements have not been historically prepared for the Cerence business. The accompanying combined financial statements have been prepared from the Parent’s historical accounting records and are presented on a “carve out” basis to include the historical financial position, results of operations and cash flows applicable to the Cerence business. As a direct ownership relationship did not exist among all the various business units comprising the Cerence business, Nuance’s investment in the Cerence business is shown in lieu of stockholder’s equity in the combined financial statements.

The Combined Statements of Operations include all revenues and costs directly attributable to Cerence as well as an allocation of expenses related to functions and services performed by centralized Parent organizations. These corporate expenses have been allocated to the Cerence business based on direct usage or benefit, where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, number of transactions or other measures as determined appropriate. The Combined Statements of Cash Flows present these corporate expenses that are cash in nature as cash flows from operating activities, as this is the nature of these costs at the Parent. Non-cash expenses allocated from the Parent include corporate depreciation and amortization and stock based compensation included as add-back adjustments to reconcile net income to net cash provided by operations. As described in Note 3(j) and Note 17, current and deferred income taxes and related tax expense have been determined based on the standalone results of the Cerence business by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”), to the Cerence business’ operations in each country as if it were a separate taxpayer (i.e. following the Separate Return Methodology).

Cerence is dependent upon technologies which are owned by various entities within the Parent structure. While these combined financial statements use various methods to allocate the cost of these technologies to the Cerence business, this does not purport to reflect the cost of an arm’s length license arrangement.

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Nuance corporate level or by shared entities but which are specifically identifiable or allocable to the Cerence business. These shared assets and liabilities have been allocated to the Cerence business on the basis of direct usage when identifiable, or allocated on a pro-rata basis of revenue, headcount or other systematic measures that reflect utilization of the services provided to or benefits received by Cerence. The Parent uses a centralized approach to cash management and financing its operations. Accordingly, none of the cash, cash equivalents, marketable securities, foreign currency hedges or debt and related interest expense has been

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

allocated to the Cerence business in the combined financial statements. The Parent’s short and long-term debt has not been pushed down to the Cerence business’ combined financial statements because the Cerence business is not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to the Cerence business.

Nuance maintains various stock-based compensation plans at a corporate level. Cerence employees participate in those programs and a portion of the cost of those plans is included in the Cerence business’ Combined Statements of Operations. However, the stock-based compensation expense has been included within the net parent investment. Refer to Note 13 for further description of the accounting for stock-based compensation.

Transactions between the Parent and the Cerence business are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as net parent investment. Refer to Note 3(n) for further description.

All of the allocations and estimates in the combined financial statements are based on assumptions that management believes are reasonable. However, the combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of the Cerence business in the future or if the Cerence business had been a separate, standalone entity during the periods presented.

3. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(a) Principles of Combination

These combined financial statements present the financial position, statement of operations, Parent company equity and cash flows of the Cerence business. All significant balances and transactions between entities in the Cerence business have been eliminated for these combined financial statements. All significant balances between Parent (excluding the Cerence business) and the Cerence business are included in Parent company equity in the Combined Balance Sheets.

(b) Use of Estimates

The combined financial statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions. These estimates, judgments and assumptions can affect the reported amounts in the financial statements and the footnotes thereto. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, assumptions and judgments. Significant estimates inherent to the preparation of financial statements include: revenue recognition; the allowances for doubtful accounts; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for business combinations; accounting for stock-based compensation; accounting for income taxes, deferred tax assets, and related valuation allowances; and loss contingencies. We base our estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Revenue Recognition

Cerence derives revenue from the following sources: (1) software license agreements, primarily royalty arrangements, (2) connected services, and (3) professional services. Generally, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. The revenue recognition policies for these revenue streams are discussed below.

The sale and/or license of software products and technology is deemed to have occurred when a customer either has taken possession of or has access to take immediate possession of the software or technology. In select situations, we sell or license non-exclusive intellectual property in conjunction with, or in place of, embedding our intellectual property in software. We also have non-software arrangements including connected services where the customer does not take possession of the software at the outset of the arrangement either because they have no contractual right to do so or because significant penalties preclude them from doing so.

Revenue from royalties on sales of our software products by original equipment manufacturers (“OEMs”), where no services are included, is recognized in the period earned so long as we have been notified by the OEM that such royalties are due, and provided that all other revenue recognition criteria are met.

For our software and technology-related multiple element arrangements, where customers purchase both software or technology related products and software or technology related services, we use vendor-specific objective evidence (“VSOE”) of fair value for software and software-related services to separate the elements and account for them separately. VSOE exists when a company can support what the fair value of its software and/or software-related services is based on evidence of the prices charged when the same elements are sold separately. VSOE of fair value is required, generally, in order to separate the accounting for various elements in a software and related services arrangement. We have established VSOE of fair value for the majority of our professional services.

When we provide professional services considered essential to the functionality of the software or technology, we recognize revenue from the professional services as well as any related software or technology licenses on a percentage-of-completion basis whereby the arrangement consideration is recognized as the services are performed, as measured by an observable input. In these circumstances, we separate license revenue from professional service revenue for the Combined Statement of Operations by allocating VSOE of fair value of the professional services as professional services and connected services revenue and the residual portion as license revenue. We generally determine the percentage-of-completion by comparing the labor hours incurred to-date to the estimated total labor hours required to complete the project. We generally consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

We offer some of our products via a Software-as-a-Service (“SaaS”) model also known as a hosted model. In this type of arrangement, we are compensated in two ways: (1) fees for up-front set-up of the service environment and (2) fees charged for hosted service subscriptions. Our up-front set-up fees are nonrefundable. We recognize the up-front set-up fees ratably over the longer of the contract lives, or the expected lives of the customer relationships. The on-demand service subscription fees are recognized ratably over our estimate of useful life of devices on which the connected service is provided.

We enter into multiple-element arrangements that may include a combination of our various software or technology related and non-software related products and services offerings including software or

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

technology licenses, professional services and our connected services. In such arrangements, we allocate total arrangement consideration to software or technology-related elements and any non-software element separately based on the selling price hierarchy group following the guidance in ASC No. 985, Software, and our policies. We determine the selling price for each deliverable using VSOE of selling price, if it exists, or Third Party Evidence (“TPE”) of selling price. Typically, we are unable to determine TPE of selling price. Therefore, when neither VSOE nor TPE of selling price exist for a deliverable, we use our Estimate of Selling Price (“ESP”) for the purposes of allocating the arrangement consideration. We determine ESP for a product or service by considering multiple factors including, but not limited to, major project groupings, market conditions, competitive landscape, price list and discounting practices. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element.

We record reimbursements received for out-of-pocket expenses as revenue, with offsetting costs recorded as cost of revenue. Out-of-pocket expenses generally include, but are not limited to, expenses related to transportation, lodging and meals. We record shipping and handling costs billed to customers as revenue with offsetting costs recorded as cost of revenue.

(d) Business Combinations

We determine and allocate the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as of the date of acquisition. Results of operations and cash flows of acquired companies are included in our operating results from the date of acquisition. The purchase price allocation process requires us to use significant estimates and assumptions, which include:

•	estimated fair values of intangible assets;

•	estimated fair values of legal performance commitments to customers, assumed from the acquiree under existing contractual obligations (classified as deferred revenue);

•	estimated income tax assets and liabilities assumed from the acquiree; and

•

estimated fair value of pre-acquisition contingencies from the acquiree. The fair value of any contingent consideration is established at the acquisition date and included in the total purchase price. The contingent consideration is then adjusted to fair value, with any measurement-period adjustment recorded against goodwill. Adjustments identified subsequent to the measurement period are recorded within acquisition-related costs.

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, our estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is generally one year from the acquisition date, any adjustment to the assets acquired and liabilities assumed is recorded against goodwill in the period in which the amount is determined. Any adjustment identified subsequent to the measurement period is included in operating results in the period in which the amount is determined.

(e) Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. In the year ended September 30, 2017, we elected to early adopt ASU 2017-04, “Simplifying the Test for Goodwill

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Impairment” for its annual goodwill impairment test. ASU 2017-04 removes Step 2 of the goodwill impairment test requiring a hypothetical purchase price allocation. Goodwill impairment, if any, is determined by comparing the reporting unit’s fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There is no goodwill impairment for the years ended September 30, 2018, 2017, and 2016.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. The Cerence business has a single reporting unit.

Corporate assets and liabilities are allocated to the reporting unit based on the reporting unit’s revenue, total operating expenses or operating income as a percentage of the consolidated amounts. Corporate debt and other financial liabilities that are not directly attributable to the reporting unit’s operations and would not be transferred to hypothetical purchasers of the reporting units are excluded from a reporting unit’s carrying amount.

Goodwill has been allocated to Cerence based upon its relative fair value as of March 31, 2018, when Cerence became a reporting unit of Nuance. The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

(f) Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology and patents, customer relationships, internally developed software, property and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage, along with post-implementation stages of internally developed software, are expensed as incurred. Internally developed software costs that have been capitalized are typically amortized over the estimated useful life, commencing with the date when an asset is ready for its intended use. Equipment is stated at cost and depreciated over the estimated useful life.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements are depreciated over the shorter of the related lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite-lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group’s carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. During the years ended September 30, 2018, 2017, and 2016, there was no indication that the carrying value of our assets or asset groups may not be recoverable.

(g) Accounts Receivable Allowances

We record allowances for doubtful accounts for the estimated probable losses on uncollected accounts receivable. The allowance is based upon the credit worthiness of our customers, our historical experience, the age of the receivable, and current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible. For the years ended September 30, 2018, 2017, and 2016, the activity related to the allowance for doubtful accounts was as follows (dollars in thousands):

Allowance for Doubtful Accounts
Balance at October 1, 2015	$585
Bad debt provisions	298
Write-offs, net of recoveries	(319)

Balance at September 30, 2016	564
Bad debt provisions	427
Write-offs, net of recoveries	(159)

Balance at September 30, 2017	832
Bad debt provisions	366
Write-offs, net of recoveries	(244)

Balance at September 30, 2018	$954

(h) Research and Development

Research and development (“R&D”) costs related to software that is or will be sold or licensed externally to third-parties, or for which a substantive plan exists to sell or license such software in the future, incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. The

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Cerence business has determined that technological feasibility is reached shortly before the general release of the software products. Costs incurred after technological feasibility is established have not been material. R&D costs are otherwise expensed as incurred.

(i) Acquisition-related Costs

Acquisition-related costs include those costs incurred by the Cerence business related to potential and realized acquisitions. These costs consist of (i) transition and integration costs, including retention payments, transitional employee costs and earn-out payments, and other costs related to integration activities and (ii) professional service fees, including financial advisory, legal, accounting, and other outside services incurred in connection with acquisition activities and disputes.

The components of acquisition-related costs are as follows (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Transition and integration costs	$1,616	$—	$—
Professional service fees	2,466	733	20

Total	$4,082	$733	$20

(j) Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of the Parent to the Cerence business’ standalone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, Income Taxes. Accordingly, the Cerence business’ income tax provision was prepared following the “Separate Return Method.” The Separate Return Method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of the Parent may not be included in the combined financial statements of the Cerence business. Similarly, the tax treatment of certain items reflected in the combined financial statements of the Cerence business may not be reflected in the consolidated financial statements and tax returns of the Parent; therefore, such items as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in the Parent’s consolidated financial statements.

The breadth of the Cerence business’ operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes that the Cerence business would have paid if it had been a separate taxpayer. The final taxes that would have been paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. This method also requires the recognition of future tax benefits relating to net operating loss carryforwards and tax credits, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. The provision for income taxes represents income taxes paid by the parent or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Cerence business’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weights assigned to the positive and negative evidences are commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed, it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

In general, the taxable income (loss) of the various Cerence business entities was included in the Parent’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for any Cerence business entities. Consequently, income taxes currently payable are deemed to have been remitted to the Parent, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from the Parent in the period that a refund could have been recognized by the Cerence business had the Cerence business been a separate taxpayer.

(k) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, reflected in the Combined Statements of Changes in Parent Company Equity, consists of the following (dollars in thousands):

	September 30,
	2018	2017	2016
Foreign currency translation adjustments	$(22,349)	$(20,443)	$(28,463)
Net unrealized losses on post-retirement benefits	(1,608)	(2,170)	(2,630)

Accumulated other comprehensive loss	$(23,957)	$(22,613)	$(31,093)

No income tax provisions or benefits are recorded for foreign currency translation adjustments as the undistributed earnings in our foreign subsidiaries are expected to be indefinitely reinvested.

(l) Concentration of Risk

Financial instruments that potentially subject us to significant concentrations of credit risk primarily consist of trade accounts receivable. We perform ongoing credit evaluations of our customers’ financial condition and limit the amount of credit extended when deemed appropriate. Three customers accounted for 15.3%, 12.4%, and 8.6% of our accounts receivable balance, net at September 30, 2018, for 26.3%, 19.0%, and 7.2% of our accounts receivable, net balance at September 30, 2017, and for 28.2%, 9.7% and 9.6% of our accounts receivable, net balance at September 30, 2016. Three customers accounted for 18.4%, 8.2%, and 6.7% of our revenues for the year ended September 30, 2018, for 16.6%, 15.4% and 8.1% of our revenues for the year ended September 30, 2017, and for 14.7%, 12.5% and 8.8% of our revenues for the year ended September 30, 2016.

(m) Foreign Currency Translation

The functional currency of a foreign subsidiary is generally the local currency. We translate the financial statements of foreign subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average rates for the reporting period for revenues, costs, and expenses. We record translation gains and losses in accumulated other comprehensive loss as a component of parent company equity. We record net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income (expense), net. Foreign currency transaction losses for the years ended September 30, 2018, 2017 and 2016 were $54, $483, and $535, respectively.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(n) Net Parent Investment

In the Combined Balance Sheets, net parent investment represents the Parent’s historical investment in the Cerence business, accumulated net earnings after taxes and the net effect of transactions with, and allocations from, the Parent.

Earnings per share data has not been presented in the accompanying combined financial statements because the Cerence business does not operate as a separate legal entity with its own capital structure.

(o) Stock-Based Compensation

The Parent maintains certain stock compensation plans for the benefit of certain of its officers, directors and employees, including grants of employee stock options, purchases under employee stock purchase plans and restricted awards. These combined financial statements include certain expenses of the Parent that were allocated to the Cerence business for stock-based compensation. The stock-based compensation expense is recognized over the requisite service period, based on the grant date fair value of the awards and the number of the awards expected to be vested based on service and performance conditions, net of forfeitures. The Cerence business’ Combined Balance Sheets do not include any Parent outstanding equity related to these stock-based compensation programs. Effective the fourth quarter of fiscal year 2017, as a result of the early adoption of ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), as more fully discussed below, we record any tax effect related to stock-based awards through the Combined Statements of Operations. Excess tax benefits are recognized as deferred tax assets upon settlement and are subject to regular review for valuation allowance.

(p) Recently Adopted Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”), under which revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous guidance ASC Topic 605, “Revenue Recognition” (“ASC 605”), including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 permits two methods of adoption: (i) retrospective to each prior reporting period presented; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 became effective for us beginning on October 1, 2018 and we adopted ASU 2014-09 using the cumulative catch-up transition method, with a cumulative adjustment to net parent investment as opposed to retrospectively adjusting prior periods.

The most significant impact of the adoption of ASU 2014-19 relates to our accounting for arrangements that include term-based software licenses bundled with other performance obligations including (i) maintenance and support and (ii) professional services. Under ASC 605 GAAP, the revenue attributable to these software licenses is recognized ratably over the term of the arrangement because vendor specific objective evidence (“VSOE”) does not exist for the undelivered maintenance and support element as it is not sold separately.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Under ASU 2014-09, the requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated. Accordingly, under the new standard we are required to recognize term-based software revenue as control is transferred and based upon the amount proportionally allocated to the term-based software license from the contract transaction price.

Other Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”), which requires income tax consequences of inter-company transfers of assets other than inventory to be recognized when the transfer occurs. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We early adopted the guidance during the first quarter of the year ended September 30, 2018. As a result, deferred charges of $1,510 arising from inter-company transfers in prior years were recognized and recorded against the beginning balance of net parent investment in the first quarter of the year ended September 30, 2018. The adoption of the guidance did not have a material impact on our combined financial statements for any period presented.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which provides guidance on the classification of certain specific cash flow issues including debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims and distributions received from equity method investees. The standard requires the use of a retrospective approach for all periods presented, but may be applied prospectively if retrospective application would be impractical. ASU 2016-15 became effective for us in the first quarter of fiscal year 2019 and did not have a material impact on our condensed combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 amends the guidance on the classification and measurement of financial instruments. Although ASU 2016-01 retains many current requirements, it significantly revises accounting related to the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments and became effective for us in the first quarter of fiscal year 2019. Based on the composition of our investment portfolio, the adoption of ASU 2016-01 did not have a material impact on our condensed combined financial statements.

(q) Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective dates. Unless otherwise discussed, such pronouncements did not have or will not have a significant impact on our combined financial position, results of operations or cash flows, or do not apply to our operations.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”), which became effective for fiscal years beginning after December 15, 2018 and interim periods therein, with early adoption permitted. The guidance requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

than 12 months. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The guidance requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. We are currently evaluating the impact of the guidance on our combined financial statements and related processes and internal controls. We expect the implementation to result in the recognition of right-of-use assets and lease liabilities for most of our operating lease commitments.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40):Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”, which is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The guidance requires that implementation costs related to a hosting arrangement that is a service contract be capitalized and amortized over the term of the hosting arrangement, starting when the module or component of the hosting arrangement is ready for its intended use. The guidance will be applied retrospectively to each period presented. We do not expect the implementation to have a material impact on our combined financial statements.

Other Accounting Pronouncements

In January 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“AOCI”), which is effective for fiscal years beginning after December 15, 2018 and interim periods therein, with early adoption permitted. The guidance gives entities the option to reclassify to retained earnings the tax effects resulting from the Tax Cuts and Jobs Act (“TCJA”) related to items in AOCI. The new guidance may be applied retrospectively to each period in which the effect of the Act is recognized in the period of adoption. We do not expect the implementation to have a material impact on our combined financial statements.

4. Business Acquisitions

As part of our business strategy, we have acquired, and may acquire in the future, certain businesses and technologies primarily to expand our products and service offerings.

On April 2, 2018, we completed the acquisition of Voicebox Technologies (“Voicebox”). Voicebox is a provider of conversational artificial intelligence, including voice recognition, natural language understanding, and artificial intelligence services. We expect this acquisition to expand our current automotive solutions with a range of new predictive intelligence, embedded natural language, and hybrid virtual assistant capabilities. We expect to be able to provide an end-to-end automotive intelligence platform that merges automated speech recognition, natural language understanding, and information management to increase customer satisfaction, strengthen customer loyalty and improve business results. The aggregate consideration for this transaction was $94,325 which included $79,802 in cash, net of $6,655 cash acquired, a $12,923 write-off of deferred revenues related to the Cerence business’ pre-existing relationship with Voicebox, and a $1,600 deferred acquisition payment which will be paid in cash upon the conclusion of an indemnity period in the year ended September 30, 2019. Acquisition costs related to Voicebox were $4,082. For further detail, refer to Note 3(i). The results of operations of Voicebox are included within these combined financial statements beginning on the date of acquisition.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

A summary of the final allocation of the purchase consideration for the acquisition of Voicebox is as follows (dollars in thousands):

Voicebox
Purchase consideration:
Cash	$79,802
Settlement of pre-existing relationship	12,923
Deferred acquisition payment	1,600

Total purchase consideration	$94,325

Allocation of purchase consideration:
Accounts receivable	$6,545
Prepaid expenses and other current assets	620
Property and equipment	4,008
Goodwill	46,918
Intangible assets	49,600
Deferred tax asset	124
Other assets	9

Total assets acquired	107,824

Current liabilities	(7,332)
Other liabilities	(6,167)

Total liabilities assumed	(13,499)

Net assets acquired	$94,325

Goodwill from the Voicebox acquisition is not tax deductible. The following are the identifiable intangible assets acquired and their respective weighted average useful lives, as determined based on final valuations (dollars in thousands):

	Voicebox
	Amount	Weighted Average Life (Years)
Core and completed technology	$12,700	4.0
Customer relationships	36,900	5.0

Total	$49,600

The results of Voicebox for the post-acquisition period from April 2, 2018 to September 30, 2018 are as follows:

Total revenue	$5,631
Net loss	$(9,238)

The following unaudited pro forma information has been prepared as if the acquisition of Voicebox had occurred on October 1, 2016. The acquisition was not material to Nuance, therefore information for the year ended September 30, 2016 is not available:

	Year Ended September 30,
	2018	2017
Total revenue	$285,119	$258,051
Net (loss) income	$(3,965)	$19,704

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

5. Goodwill and Intangible Assets

(a)	Goodwill

The changes in the carrying amount of goodwill for the years ended September 30, 2018, 2017, and 2016 were as follows (dollars in thousands):

Total
Balance as of October 1, 2015	$1,074,087
Effect of foreign currency translation	(6,560)

Balance as of October 1, 2016	$1,067,527
Effect of foreign currency translation	7,916

Balance as of September 30, 2017	$1,075,443
Acquisitions	46,918
Effect of foreign currency translation	(2,415)

Balance as of September 30, 2018	$1,119,946

(b)	Intangible Assets, Net

The following tables summarizes the gross carrying amounts and accumulated amortization of intangible assets by major class (dollars in thousands):

	September 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$99,797	$(40,699)	$59,098	4.9
Technology and patents	47,900	(22,186)	25,714	3.3

Total	$147,697	$(62,885)	$84,812

	September 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$62,897	$(31,859)	$31,038	6.4
Technology and patents	38,427	(18,797)	19,630	4.0

Total	$101,324	$(50,656)	$50,668

	September 30, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$62,897	$(26,097)	$36,800	7.2
Technology and patents	38,427	(13,768)	24,659	5.0

Total	$101,324	$(39,865)	$61,459

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Amortization expense for acquired technology and patents is included in the cost of revenue in the accompanying statements of operations and amounted to $6,616, $5,029, and $5,674 for the years ended 2018, 2017, and 2016, respectively. Additionally, amortization expense for intangible assets of the Parent utilized by the Cerence business amounted to $1,150, $1,869, and $1,544 in the years ended September 30, 2018, 2017, and 2016, respectively, and is included in the cost of revenue as shown in Note 16. Amortization expense for customer relationships is included in operating expenses and amounted to $8,840, $5,763, and $6,329 in the years ended September 30, 2018, 2017, and 2016, respectively. Estimated amortization for each of the five succeeding years and thereafter as of September 30, 2018, is as follows (dollars in thousands):

Year Ending September 30,	Cost of Revenues	Operating Expenses	Total
2019	$8,203	$12,530	$20,733
2020	7,837	12,530	20,367
2021	7,104	12,530	19,634
2022	2,570	11,572	14,142
2023	—	5,962	5,962
Thereafter	—	3,974	3,974

Total	$25,714	$59,098	$84,812

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following (dollars in thousands):

	September 30,
	2018	2017	2016
Trade accounts receivable	$72,913	$74,661	$55,704
Unbilled accounts receivable under long-term contracts	125	190	21

Gross accounts receivable	73,038	74,851	55,725
Less: allowance for doubtful accounts	(954)	(832)	(564)

Total	$72,084	$74,019	$55,161

7. Property and Equipment, Net

Property and equipment, net consisted of the following (dollars in thousands):

	Useful Life (In years)	September 30,
		2018	2017	2016
Machinery and equipment	3-5	$7,519	$5,698	$4,965
Computers, software and equipment	3-5	21,620	16,653	14,567
Leasehold improvements	2-15	5,226	5,606	7,146
Furniture and fixtures	5-7	1,167	795	424

Subtotal		35,532	28,752	27,102
Less: accumulated depreciation		(22,126)	(15,447)	(11,527)

Total		$13,406	$13,305	$15,575

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2018, 2017, and 2016, the net book value of capitalized internal-use software costs was $15,477, $11,449, and $8,912, respectively, which are included within computers, software, and equipment. Depreciation expense for the years ended September 30, 2018, 2017, and 2016 was $7,692, $4,951, and $4,799, respectively, which included amortization expense of $4,185, $2,950, and $2,336, respectively, for internally developed software costs.

8. Deferred Revenue

Deferred maintenance revenue consists of prepaid fees received for post-contract customer support for our products, including telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis.

Unearned revenue includes fees for upfront setup of the service environment, fees charged for on-demand service and certain software arrangements for which we do not have fair value of post-contract customer support, resulting in ratable revenue recognition for the entire arrangement on a straight-line basis and fees in excess of estimated earnings on percentage of completion service contracts.

Deferred revenue consisted of the following (dollars in thousands):

	September 30,
	2018	2017	2016
Current Liabilities:
Deferred maintenance revenue	$61	$57	$645
Unearned revenue	84,801	66,690	50,970

Total	$84,862	$66,747	$51,615

Non-current Liabilities:
Unearned revenue	263,787	233,435	191,800

Total	$263,787	$233,435	$191,800

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (dollars in thousands):

	September 30,
	2018	2017	2016
Compensation	$25,262	$17,785	$17,806
Cost of revenue related liabilities	1,427	1,524	2,042
Sales and other taxes payable	1,472	811	509
Professional fees	768	745	406
Facilities related liabilities	486	306	347
Other	1,019	963	440

Total	$30,434	$22,134	$21,550

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

10. Asset Retirement Obligations

Asset retirement obligations consist primarily of costs related to restoring long-lived assets to their original condition. Asset retirement obligations may include disposal costs, maintenance of buildings, and costs to remove leasehold improvements. The balance of the asset retirement obligations for the periods presented are classified as noncurrent liabilities and included in other liabilities in the Combined Balance Sheets. The balance of asset retirement obligations at September 30, 2018, 2017, and 2016 was $1,155, $784, and $414, respectively. Activity related to asset retirement obligations was as follows (dollars in thousands):

	September 30,
	2018	2017	2016
Balance at the beginning of period	$784	$414	$417
Additions	398	401	—
Remeasurement/translation	(8)	17	(3)
Settlements/payments	(19)	(48)	—

Balance at the end of the period	$1,155	$784	$414

11. Restructuring and Other Costs, Net

Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside of the ordinary course of our business such as employee severance costs, costs for consolidating duplicate facilities, and separation costs directly attributable to the Cerence business becoming a standalone public company.

Restructuring and other costs related to personnel and facilities are included in accrued expenses and other current liabilities in the Combined Balance Sheets. Separation costs are included in accounts payable. The following table sets forth the year ended September 30, activity relating to restructuring charges (dollars in thousands):

	Personnel	Facilities	Separation	Total
Balance at October 1, 2015	$23	$227	$—	$250
Restructuring and other costs, net	1,807	100	—	1,907
Cash payments	(1,685)	(25)	—	(1,710)

Balance at September 30, 2016	145	302	—	447
Restructuring and other costs, net	1,842	23	—	1,865
Cash payments	(1,879)	(211)	—	(2,090)

Balance at September 30, 2017	108	114	—	222
Restructuring and other costs, net	4,130	20	8,713	12,863
Cash payments	(1,969)	(128)	(7,936)	(10,033)

Balance at September 30, 2018	$2,269	$6	$777	$3,052

Fiscal Year 2018

For the year ended September 30, 2018, we recorded restructuring charges of $12,863, which included a $4,130 severance charge related to the elimination of personnel across multiple functions, $20 primarily resulting from

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

the restructuring of facilities that will no longer be utilized, and $8,713 related to professional services fees incurred to establish the Cerence business as a standalone public company. We expect the remaining outstanding restructuring and other costs of $3,052 to be substantially paid by the end of the first quarter of the year ended September 30, 2019.

Fiscal Year 2017

For the year ended September 30, 2017, we recorded restructuring charges of $1,865, which included a $1,842 severance charge related to the elimination of personnel across multiple functions and $23 primarily resulting from the restructuring of facilities that will no longer be utilized. These actions were part of our initiatives to reduce costs and optimize processes.

Fiscal Year 2016

For the year ended September 30, 2016, we recorded restructuring changes of $1,907, which included a $1,807 severance charge related to the elimination of personnel across multiple functions and $100 primarily resulting from the restructuring of facilities that will no longer be utilized. These actions were part of our initiatives to reduce costs and optimize processes.

12. Supplemental Cash Flow Information

Income taxes settled through Parent company net investment were as follows (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Income taxes settled through net parent investment	$18,444	$33,644	$32,792

13. Stock-Based Compensation

The Parent maintains a number of stock-based compensation programs at the corporate level in which the Cerence business’ employees participate. All awards granted under the programs relate to the Parent’s common stock. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Cerence business would have experienced as an independent, publicly-traded company for the periods presented. The stock-based compensation expense recorded by the Cerence business, in the years presented, includes the expense associated with the employees historically attributable to the Cerence business’ operations and the expense associated with the allocation of stock compensation expense for corporate employees.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents stock-based compensation expense included in the Cerence business’ Combined Statements of Operations related to the Parent’s stock-based compensation programs which are described in more detail further below (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Cost of licensing	$12	$1	$2
Cost of connected services	495	1,740	1,672
Cost of professional services	1,569	447	512
Research and development	11,112	7,762	7,234
Sales and marketing	3,985	5,001	5,008
General and administrative	4,870	4,843	4,166

Total	$22,043	$19,794	$18,594

Restricted Awards

The Parent is authorized to issue equity incentive awards in the form of Restricted Awards, including Restricted Units and Restricted Stock. Unvested Restricted Awards may not be sold, transferred or assigned. The fair value of the Restricted Awards is measured based upon the market price of the underlying common stock as of the date of grant, reduced by the purchase price of $0.001 per share of the awards. The Restricted Awards generally are subject to vesting over a period of two to four years, and may have opportunities for acceleration for achievement of defined goals. Nuance also issued certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of the Restricted Awards is amortized to expense over the awards’ applicable requisite service periods using the straight-line method. In the event that the employee’s employment terminates, or in the case of awards with only performance goals, if those goals are not met, any unvested shares are forfeited and revert to the Parent.

14. Commitments and Contingencies

Operating Leases

The Parent has various operating leases for office space around the world and has assumed facility lease obligations in connection with past acquisitions identified to the Cerence business. Among these assumed obligations are lease payments related to office locations that were vacated by certain of the acquired companies prior to the acquisition date. Additionally, certain of our lease obligations have been included in various restructuring charges. Refer to Note 11 for more detail.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The Parent’s operating lease and other contractual obligations range from $3,225 to $5,501 annually over the next 5 years. The following table outlines gross future minimum payments under all non-cancelable operating leases that are specific to the Cerence business as of September 30, 2018 (dollars in thousands):

Year Ending September 30,	Operating Leases
2019	$5,501
2020	4,973
2021	4,046
2022	3,318
2023	3,225
Thereafter	3,481

Total	$24,544

Total rent expense was approximately $3,041, $2,874, and $2,362 for the years ended September 30, 2018, 2017, and 2016, respectively.

Litigation and Other Claims

Like many companies in the software industry, Nuance has been notified of claims that it may be infringing on, or contributing to the infringement of, the intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to us or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by us. We do not believe that the resolution of any such claim or litigation will have a material adverse effect on the Cerence business’ financial position and results of operations. However, resolution of any such claim or litigation could require significant management time and adversely impact our operating results, financial position and cash flows.

We include indemnification provisions in the contracts we enter into with customers and business partners. Generally, these provisions require us to defend claims arising out of our products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, our total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases our total liability under such provisions is unlimited. In many, but not all cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

15. Pension and Other Post-Retirement Benefits

Nuance offers various long-term benefits to its eligible employees, including employees of the Cerence business. As Nuance provides these benefits to eligible employees and retirees of the Cerence business, the costs, assets and liabilities of participating employees of the Cerence business in these plans are reflected in these combined financial statements.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Defined Contribution Plans

Nuance has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all of Nuance’s U.S. employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Effective July 1, 2003, Nuance’s match of employees’ contributions was established. Nuance matches 50% of employee contributions up to 4% of eligible salary. Employer’s contributions vest one-third annually over a three-year period. Cerence was allocated charges for contributions to these 401(k) defined contribution plans of $709, $673, and $646 for the years ended September 30, 2018, 2017, and 2016, respectively.

Defined Benefit Pension Plans

Nuance sponsors certain defined benefit pension plans that are offered primarily by their foreign subsidiaries. Many of these plans were assumed through acquisitions or are required by local regulatory requirements. Nuance may deposit funds for these plans with insurance companies, third party trustees or into government-managed accounts consistent with local regulatory requirements, as applicable.

Cerence sponsors certain aforementioned defined benefit plans. The total defined benefit plan pension expenses incurred by Cerence for these plans were $418, $403, and $211 for the years ended September 30, 2018, 2017, and 2016, respectively. Cerence’s aggregate projected benefit obligation and aggregate net liability for Cerence’s defined benefit plans as of September 30, 2018 was $5,048 and $4,245, as of September 30, 2017 was $5,107 and $4,193, and as of September 30, 2016 was $6,363 and $4,699, respectively.

Total expense related to the participation in defined benefit pension plans sponsored by Nuance was not material to the Cerence business’ Combined Statements of Operations in 2018, 2017, and 2016.

16. Relationship with Parent and Related Entities

Historically, the Cerence business has been managed and operated in the normal course of business consistent with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to the Cerence business and reflected as expenses in the standalone combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Cerence business for purposes of the standalone financial statements. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Cerence business historically operated as a separate, standalone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of related expenses that will be incurred in the future by the Cerence business.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(a)	General Corporate Overhead Allocation

The Parent provides facilities, information services and certain corporate and administrative services to the Cerence business. Expenses relating to these services have been allocated to the Cerence business and are reflected in the combined financial statements. Where direct assignment is not possible or practical, these costs were allocated on a pro rata basis of revenues, headcount or other measures. The following table summarizes the components of general allocated corporate expenses for the years ended September 30, 2018, 2017, and 2016 (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Facility	$6,125	$5,789	$4,282
Depreciation	1,467	2,057	1,409
Amortization	1,150	1,869	1,544

Facility and other usage charges	8,742	9,715	7,235
Information services	7,947	6,609	3,905
Corporate and administrative services	18,414	16,326	13,139

Total	$35,103	$32,650	$24,279

(b)	Cash Management and Financing

The Cerence business participates in the Parent’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by the Parent.

Cash receipts are transferred to centralized accounts which are also maintained by the Parent. As cash is disbursed and received by the Parent, it is accounted for by the Cerence business through the net parent investment.

Historically, the Cerence business has received funding from the Parent for the Cerence business’ operating and investing cash needs. Parent’s third-party debt and the related interest expense have not been allocated to the Cerence business for any of the years presented as the Cerence business is not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to the Cerence business.

(c)	Intercompany Receivables/Payables

All significant intercompany transactions between the Cerence business and the Parent and its non-Cerence businesses have been included in these combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions have been accounted for through parent company net investment in the Combined Balance Sheets and is reflected in the Combined Statements of Cash Flows as a financing activity.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the components of the net transfers to Parent for the years ended September 30, 2018, 2017, and 2016 (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Net advancement from Parent	$(28,947)	$(92,070)	$(105,622)
Stock-based compensation	22,043	19,794	18,594
Accrued bonus	(2,859)	283	(318)
Corporate depreciation and amortization	2,617	3,926	2,953
Fixed asset reclasses from the Parent	259	(1,900)	(321)

Net transfer to Parent	$(6,887)	$(69,967)	$(84,714)

17. Income Taxes

Although the Cerence business was historically included in consolidated income tax returns of the Parent, the Cerence business’ income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to standalone tax provisions are compared with amounts presented in the combined financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, e.g., net operating loss carryforwards, which were actually reflected in the Parent’s consolidated financial statements may or may not exist at the standalone Cerence business level.

Furthermore, the combined financial statements do not reflect any amounts due to the Parent for income tax related matters as it is assumed that all such amounts due to the Parent were settled on September 30 of each year.

Recent Tax Legislation

On December 22, 2017, the TCJA was signed into law. The TCJA significantly revises the U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing a hybrid territorial tax system and imposing a one-time repatriation tax on foreign cash and earnings.

As a result of the TCJA, we remeasured certain deferred tax assets and liabilities at the lower rates and recorded approximately $23,115 of benefit for the year ended September 30, 2018.

Provision for Income Taxes

The components of income before income taxes are as follows (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Domestic	$16,371	$38,095	$32,882
Foreign	20,427	25,107	14,376

Income before income taxes	$36,798	$63,202	$47,258

Income before income taxes, as shown above, is based on the location of the entity to which such earnings are attributable.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The components of the provision for income taxes were (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Current:
Federal	$11,413	$26,191	$26,869
State	2,500	3,695	3,813
Foreign	4,531	3,758	2,110

Total current	18,444	33,644	32,792
Deferred:
Federal	14,393	(14,846)	(17,377)
State	(1,284)	(1,884)	(2,222)
Foreign	(636)	(988)	(874)

Total deferred	12,473	(17,718)	(20,473)

Provision for income taxes	$30,917	$15,926	$12,319

Effective income tax rate	84.0%	25.2%	26.1%

The provision for income taxes differed from the amount computed by applying the federal statutory rate to our income before income taxes as follows (dollars in thousands):

	Year Ended September 30,
	2018	2017	2016
Federal tax provision at statutory rate	$9,026	$22,121	$16,539
State tax, net of federal benefit	917	1,177	1,034
Foreign tax rate and other foreign related tax items	(104)	(5,312)	(2,498)
Uncertain tax positions	(95)	840	246
Stock-based compensation	—	1,288	1,175
Non-deductible expenditures	514	56	49
U.S. and Canadian R&D credits	(1,313)	(1,974)	(1,873)
Domestic Production Activities Deduction	(1,143)	(2,270)	(2,353)
TCJA impact	23,115	—	—

Provision for income taxes	$30,917	$15,926	$12,319

The effective income tax rate is based upon the income for the year, the composition of the income in different countries, changes relating to valuation allowances for certain countries if and as necessary, and adjustments, if any, for the potential tax consequences, benefits or resolutions of audits or other tax contingencies. Historically, our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the U.S.; however, in the year ended September 30, 2018 the U.S. federal rate was higher. Our effective tax rate may be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

The effective income tax rate in the year ended September 30, 2018 differs from the U.S. federal statutory rate of 24.5% primarily due to the net tax expense resulting from the TCJA remeasurement of deferred tax assets and liabilities at the lower enacted rate, our R&D credits and the domestic production activities deduction.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The effective income tax rate in the years ended September 30, 2017 and 2016 differs from the U.S. federal statutory rate of 35% primarily due to our earnings in foreign jurisdictions that are subject to significantly lower tax rates, our R&D credits and the domestic production activities deduction.

As of September 30, 2018, we have not provided taxes on undistributed earnings of our foreign subsidiaries, which may be subject to foreign withholding taxes upon repatriation, as we consider these earnings indefinitely reinvested. Our indefinite reinvestment determination is based on the future operational and capital requirements of our domestic and foreign operations. We expect our international cash and cash equivalents and marketable securities will continue to be used for our foreign operations and therefore do not anticipate repatriating these funds. As of September 30, 2018, it is not practical to calculate the unrecognized deferred tax liability on these earnings due to the complexities of the utilization of foreign tax credits and other tax assets.

Deferred tax assets (liabilities) consist of the following as of September 30, 2018, 2017, and 2016 (dollars in thousands):

	September 30,
	2018	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$4,969	$—	$—
Federal credit carryforwards	8,791	3,148	2,272
Accrued expenses and other reserves	2,422	1,694	2,327
Difference in timing of revenue related items	47,662	61,777	44,750
Acquired intangibles	—	1,298	1,234
Pension obligations	1,267	1,231	1,331

Total deferred tax assets	65,111	69,148	51,914
Valuation allowance for deferred tax assets	(2,420)	—	—

Deferred tax assets	62,691	69,148	51,914
Deferred tax liabilities:
Depreciation	(1,539)	(2,148)	(2,420)
Acquired intangibles	(10,099)	—	—

Total deferred tax liabilities	(11,638)	(2,148)	(2,420)

Net deferred tax assets	$51,053	$67,000	$49,494

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. During the fiscal year 2018, a valuation allowance was established through purchase accounting for the foreign tax credits that were acquired. ln the judgement of management, these are not more likely than not to be realized as a result of the TCJA.

If we are subsequently able to utilize all or portion of the deferred tax assets for which a valuation allowance has been established, then we may be required to recognize these deferred tax assets through the reduction of the valuation allowance which could result in a material benefit to our results of operations in the period in which the benefit is determined.

The Voicebox acquisition during the fiscal year 2018 resulted in the acquisition of tax attributes including net operating loss and tax credit carryforwards. The net operating loss and credit carryforwards are subject to an annual limitation due to the ownership change limitation provided by the Internal Revenue Code of 1986.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

At September 30, 2018, 2017, and 2016, we had U.S. federal net operating loss carryforwards of $22,498, $0, and $0, respectively. At September 30, 2018, 2017, and 2016, we had foreign net operating loss carryforwards of $856, $0, and $0, respectively. These carryforwards will expire at various dates beginning in 2036 and extending up to an unlimited period.

At September 30, 2018, 2017 and 2016, we have federal research and development carryforwards and foreign tax credit carryforwards of $8,791, $3,148, and $2,272 respectively.

Uncertain Tax Positions

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While the Cerence business has no history of tax audits on a standalone basis, the Parent is routinely audited by state and foreign taxing authorities. Accordingly, Nuance (and the Cerence business) regularly assesses the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit which is more likely than not to be realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax positions in our provision for income taxes line of our Combined Statements of Operations.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows (dollars in thousands):

	September 30,
	2018	2017	2016
Balance at the beginning of the year	$5,833	$4,993	$4,845
Increases related to tax positions taken from prior periods	103	1,132	314
Decreases related to tax positions taken from prior periods	(198)	(77)	(382)
Increases related to tax positions taken during current period	—	—	216
Decreases for tax settlements and lapse in statutes	—	(215)	—

Balance at the end of the year	$5,738	$5,833	$4,993

As of September 30, 2018, $5,738 of the unrecognized tax benefits, if recognized, would impact our effective tax rate. We do not expect a significant change in the amount of unrecognized tax benefits within the next 12 months. We recorded $847, $793, and $521 of interest and penalties related to uncertain tax positions as of September 30, 2018, 2017, and 2016, respectively.

We are subject to U.S. federal income tax, various state and local taxes and international income taxes in numerous jurisdictions. The years ended September 30, 2018, 2017 and 2016 remain open for all purposes of examination by the IRS and other taxing authorities in material jurisdictions.

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(A Business of Nuance Communications, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

18. Subsequent Events

On November 19, 2018, the Parent announced their intent to spin off the Cerence business into an independent publicly-traded company through a pro rata distribution to the Parent’s common stock holders. Completion of the proposed spin-off is subject to certain conditions, including final approval by the Parent’s Board of Directors. The Parent is targeting to complete the separation of the Cerence business by the beginning of fiscal year 2020.

19. Quarterly Data (Unaudited)

The following information has been derived from unaudited condensed combined financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information (dollars in thousands).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2018
Total revenues	$61,955	$67,496	$72,177	$75,356	$276,984
Gross profit	$42,455	$48,022	$50,430	$53,113	$194,020
Net (loss) income	$(18,740)	$9,463	$6,534	$8,624	$5,881

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2017
Total revenues	$53,451	$64,496	$61,929	$64,853	$244,729
Gross profit	$37,747	$47,731	$45,565	$45,152	$176,195
Net income	$8,538	$15,015	$12,647	$11,076	$47,276

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(A Business of Nuance Communications, Inc.)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Nine Months Ended June 30,
	2019	2018
	(ASC 606)	(ASC 605)
	(Unaudited)
Revenues:
License	$127,288	$123,329
Connected services	55,830	44,020
Professional services	37,049	34,109
Other	191	170

Total revenues	220,358	201,628

Cost of revenues:
License	1,428	853
Connected services	28,591	23,428
Professional services	36,131	30,908
Amortization of intangible assets	6,175	5,532

Total cost of revenues	72,325	60,721

Gross profit	148,033	140,907

Operating expenses:
Research and development	69,344	58,214
Sales and marketing	27,475	22,200
General and administrative	17,646	14,958
Amortization of intangible assets	9,397	5,707
Restructuring and other costs, net	17,147	10,130
Acquisition-related costs	783	3,583

Total operating expenses	141,792	114,792

Income from operations	6,241	26,115
Other income (expense), net	101	(104)

Income before income taxes	6,342	26,011
Provision for income taxes	1,860	28,754

Net income (loss)	$4,482	$(2,743)

Refer to accompanying Notes to the Condensed Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Nine Months Ended June 30,
	2019	2018
	(Unaudited)
Net income (loss)	$4,482	$(2,743)
Other comprehensive loss:
Foreign currency translation adjustments	(1,407)	(1,981)
Pension adjustments	224	588

Total other comprehensive loss	(1,183)	(1,393)

Comprehensive income (loss)	$3,299	$(4,136)

Refer to accompanying Notes to the Condensed Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

CONDENSED COMBINED BALANCE SHEETS

(Dollars in thousands)

	June 30, 2019	September 30, 2018
	(ASC 606)	(ASC 605)
	(Unaudited)
ASSETS
Current assets:
Accounts receivable, net	$72,780	$72,084
Deferred costs	4,514	6,793
Prepaid expenses and other current assets	15,082	4,090

Total current assets	92,376	82,967

Property and equipment, net	9,883	13,406
Deferred costs	38,606	44,238
Goodwill	1,122,009	1,119,946
Intangible assets, net	69,262	84,812
Deferred tax asset	49,208	51,053
Other assets	1,956	1,126

Total assets	$1,383,300	$1,397,548

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$13,180	$6,510
Deferred revenue	78,194	84,862
Accrued expenses and other current liabilities	32,063	30,434

Total current liabilities	123,437	121,806

Deferred revenue, net of current portion	277,232	263,787
Other liabilities	17,755	18,636

Total liabilities	418,424	404,229

Commitments and contingencies (Note 12)
Parent company equity:
Net parent investment	990,016	1,017,276
Accumulated other comprehensive loss	(25,140)	(23,957)

Total parent company equity	964,876	993,319

Total liabilities and parent company equity	$1,383,300	$1,397,548

Refer to accompanying Notes to the Condensed Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

CONDENSED COMBINED STATEMENT OF CHANGES IN PARENT COMPANY EQUITY

(Dollars in thousands)

For the nine months ended June 30, 2019

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total
Balance as of September 30, 2018 (As reported, ASC 605)	$1,017,276	$(23,957)	$993,319
Accumulated adjustment related to the adoption of ASC 606	6,974	—	6,974
Net income	4,482	—	4,482
Other comprehensive loss	—	(1,183)	(1,183)
Net transfer to Parent	(38,716)	—	(38,716)

Balance as of June 30, 2019	$990,016	$(25,140)	$964,876

For the nine months ended June 30, 2018

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total
Balance as of October 1, 2017	$1,019,792	$(22,613)	$997,179
Accumulated adjustment related to the adoption of ASU 2016-16	(1,510)	—	(1,510)
Net loss	(2,743)	—	(2,743)
Other comprehensive loss	—	(1,393)	(1,393)
Net transfer from Parent	37,430	—	37,430

Balance as of June 30, 2018	$1,052,969	$(24,006)	$1,028,963

Refer to accompanying Notes to the Condensed Combined Financial Statements

CERENCE

(A Business of Nuance Communications, Inc.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Nine Months Ended June 30,
	2019	2018
	(ASC 606)	(ASC 605)
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$4,482	$(2,743)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	21,522	18,091
Stock-based compensation	21,195	15,443
Deferred tax benefit	(469)	11,788
Changes in operating assets and liabilities:
Accounts receivable	(7,368)	8,985
Prepaid expenses and other assets	(5,513)	(2,337)
Deferred costs	1,876	(9,879)
Accounts payable	6,674	(973)
Accrued expenses and other liabilities	4,439	(2,008)
Deferred revenue	21,822	30,678

Net cash provided by operating activities	68,660	67,045

Cash flows from investing activities:
Capital expenditures	(2,868)	(4,670)
Payments for business acquisitions, net of cash acquired	—	(79,802)

Net cash used in investing activities	(2,868)	(84,472)

Cash flows from financing activities:
Net advancement (to) from Parent	(65,792)	17,427

Net cash (used in) provided by financing activities	(65,792)	17,427

Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$—	$—

Refer to accompanying Notes to the Condensed Combined Financial Statements.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS

1. Organization and Presentation

The accompanying unaudited condensed combined financial statements present the combined assets, liabilities, revenues and expenses related to the Cerence business (“we” or “Cerence”), a business of Nuance Communications, Inc. (“Nuance” or “the Parent”), a leading provider of voice recognition and natural language understanding solutions for businesses and consumers around the world. The Cerence business operates through indirect, wholly-owned subsidiaries of Nuance and not as a standalone company. Cerence operates only in the Automotive segment.

Cerence is primarily engaged in providing automotive manufacturers and their suppliers branded and personalized virtual assistants and connected car services built on our voice recognition and natural language understanding technologies. Demand for our embedded and cloud-based automotive solutions is driven by the growth in personalized automotive virtual assistants, connected services for automobiles, and by auto manufacturers’ desire to create a branded and personalized experience, capable of integrating and intelligently managing customers’ personal smart phone and home device preferences and technologies.

2. Basis of Presentation

Standalone financial statements have not been historically prepared for the Cerence business. The accompanying condensed combined financial statements have been prepared from the Parent’s historical accounting records and are presented on a “carve out” basis to include the historical financial position, results of operations and cash flows applicable to the Cerence business. As a direct ownership relationship did not exist among all the various business units comprising the Cerence business, parent company equity in the Cerence business is shown in lieu of stockholder’s equity in the condensed combined financial statements.

The Condensed Combined Statements of Operations include all revenues and costs directly attributable to Cerence as well as an allocation of expenses related to functions and services performed by centralized Parent organizations. These corporate expenses have been allocated to the Cerence business based on direct usage or benefit, where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, number of transactions or other measures as determined appropriate. The Condensed Combined Statements of Cash Flows present these corporate expenses that are cash in nature as cash flows from operating activities, as this is the nature of these costs at the Parent. Non-cash expenses allocated from the Parent include corporate depreciation and amortization and stock-based compensation included as add back adjustments to reconcile net income (loss) to net cash provided by operations. As described in Note 10, current and deferred income taxes and related tax expense have been determined based on the standalone results of the Cerence business by applying ASC No. 740, Income Taxes (“ASC 740”), to the Cerence business’ operations in each country as if it were a separate taxpayer (i.e. following the Separate Return Methodology).

Cerence is dependent upon technologies which are owned by various entities within the Parent structure. While these condensed combined financial statements use various methods to allocate the cost of these technologies to the Cerence business, this does not purport to reflect the cost of an arm’s length license arrangement.

The condensed combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Nuance corporate level or by shared entities but which are specifically identifiable or allocable to the Cerence business. These shared assets and liabilities have been allocated to the Cerence business on the basis of direct usage when identifiable, or allocated on a pro-rata basis of revenue, headcount or other systematic measures that reflect utilization of the services provided to or benefits received by Cerence. The Parent uses a centralized approach to cash management and financing its operations. Accordingly, none of the

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

cash, cash equivalents, marketable securities, debt, foreign currency hedges or related interest expense has been allocated to Cerence in the condensed combined financial statements. The Parent’s short and long-term debt has not been pushed down to the Cerence business condensed combined financial statements because the Cerence business is not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to the Cerence business.

Nuance maintains various stock-based compensation plans at a corporate level. Cerence employees participate in those programs and a portion of the cost of those plans is included in the Cerence business’ Condensed Combined Statements of Operations. Refer to Note 9 for further description of the accounting for stock-based compensation.

Transactions between the Parent and the Cerence business are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as net parent investment.

All of the allocations and estimates in the condensed combined financial statements are based on assumptions that management believes are reasonable. However, the condensed combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of the Cerence business in the future or if Cerence had been a separate, standalone entity during the periods presented.

3. Summary of Significant Accounting Policies

(a) Recently Adopted Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) (“ASC 606”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. We adopted ASC 606 on October 1, 2018 using the modified retrospective approach, with a cumulative adjustment to net parent investment as opposed to retrospectively adjusting prior periods.

Results for reporting periods beginning after October 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting policies ASC 605. For contracts that were modified before the effective date, the Cerence business aggregated the effect of all contract modifications prior to identifying performance obligations and allocating transaction price in accordance with the practical expedient ASC 606-10-65-1-(f)-4.

Upon adoption of ASC 606 on October 1, 2018, we recorded an increase to net parent investment of $6,974 as a result of the transition. The impact of the adoption primarily relates to the cumulative effect of 1) $13,397 decrease in deferred revenue from the recognition of professional services revenue based upon the progress towards completion of the project as control of the service deliverables is transferred to our customers rather than upon completion or acceptance, upfront recognition of term licenses and the general requirement to allocate the transaction price on a relative standalone selling price, 2) $6,470 increase in contract assets and $6,039 decrease in accounts receivable from the reclassification of unbilled accounts receivable to contract assets, 3) $4,933 decrease in deferred costs due to the change from the completed contract method to the percentage of completion method, and 4) $1,921 decrease in deferred tax assets related to the above items.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the impact of adopting ASC 606 on the Condensed Combined Statement of Operations for the nine months ended June 30, 2019 and the Condensed Combined Balance Sheet as of June 30, 2019 (dollars in thousands):

	Nine Months Ended June 30, 2019
	As reported, ASC 606	Effect of Implementation	As adjusted, ASC 605
		(Unaudited)
Revenues:
License	$127,288	$(181)	$127,107
Connected services	55,830	398	56,228
Professional services	37,049	3,481	40,530
Other	191	(48)	143

Total Revenues	$220,358	$3,650	$224,008

Cost of Revenues:
License	$1,428	$—	$1,428
Connected services	28,591	90	28,681
Professional services	36,131	(588)	35,543
Amortization of intangible assets	6,175	—	6,175

Total cost of revenues	$72,325	$(498)	$71,827

Sales and marketing	$27,475	$474	$27,949
Other income (expense), net	101	29	130
Provision for income taxes	$1,860	$422	$2,282

	As of June 30, 2019
	As reported, ASC 606	Effect of Implementation	As adjusted, ASC 605
Assets:
Accounts receivable, net	$72,780	$7,012	$79,792
Deferred costs, current	$4,514	$6,552	$11,066
Prepaid expenses and other current assets	$15,082	$(11,851)	$3,231
Deferred costs, noncurrent	$38,606	$2,118	$40,724
Deferred tax asset	$49,208	$2,105	$51,313
Other assets	$1,956	$(883)	$1,073
Liabilities:
Deferred revenue	$78,194	$16,242	$94,436
Deferred revenue, net of current portion	$277,232	$(10,701)	$266,531
Parent company equity:
Net parent investment	$990,016	$(157)	$989,859

Statements of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which is effective for fiscal years beginning after December 15, 2017 and the interim periods therein. We adopted this guidance on October 1, 2018 and applied it retrospectively. The adoption did not have an impact on our Condensed Combined Statements of Cash Flows.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 amends the guidance on the classification and measurement of financial instruments. We adopted ASU 2016-01 as of January 1, 2018 using the modified retrospective method. The adoption did not have an impact on our condensed combined financial statements.

(b) Issued Accounting Standards Not Yet Adopted

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for us in the first quarter of fiscal year 2020, and early application is permitted. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases Topic 842 Target improvements, which provides an additional (and optional) transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to parent company equity. We are currently evaluating the impact of our pending adoption of ASU 2016-02 on our condensed combined financial statements, and we currently expect that most of our operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon our adoption of ASU 2016-02, which will increase our total assets and total liabilities that we report relative to such amounts prior to adoption.

Other Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”, which is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The guidance requires that implementation costs related to a hosting arrangement that is a service contract be capitalized and amortized over the term of the hosting arrangement, starting when the module or component of the hosting arrangement is ready for its intended use. The guidance will be applied retrospectively to each period presented. We do not expect the implementation to have a material impact on our condensed combined financial statements.

In January 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“AOCI”), which is effective for fiscal years beginning after December 15, 2018 and interim periods therein, with early adoption permitted. The guidance gives entities the option to reclassify to parent company equity the tax effects resulting from the TCJA related to items in AOCI. The new guidance may be applied retrospectively to each period in which the effect of TCJA is recognized in the period of adoption. We do not expect the implementation to have a material impact on our condensed combined financial statements.

4. Revenue Recognition

We primarily derive revenue from the following sources: (1) software license arrangements, primarily royalty arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We currently recognize revenue after applying the following five steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

•	determination of the transaction price, including the constraint on variable consideration;

•	allocation of the transaction price to the performance obligations in the contract;

•	recognition of revenue when, or as, performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated standalone selling price (“SSP”) of each distinct performance obligation. In determining SSP, we maximize observable inputs and consider a number of data points, including:

•	the pricing of standalone sales (in the instances where available);

•	the pricing established by management when setting prices for deliverables that are intended to be sold on a standalone basis;

•	contractually stated prices for deliverables that are intended to be sold on a standalone basis; and

•	other pricing factors, such as the geographical region in which the products are sold and expected discounts based on the customer size and type.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. We reduce transaction prices for estimated returns and other allowances that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. Revenue from reimbursed of out-of-pocket costs is accounted for as variable consideration.

(a) Performance Obligations

Licenses

Software and technology licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours. For income statement presentation purposes, we separate license revenue from professional services revenue based on their SSPs.

Revenue from distinct software and technology licenses, which do not require professional service to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred.

Revenue from software and technology licenses sold on a royalty basis, where the license of non-exclusive intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with the practical expedient in ASC 606-10-55-65(A).

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, the Company considers dependence of the Cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. The Company has concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within connected services revenue.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Significant Judgments

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer’s environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services.

Judgments are required to determine the SSP for each distinct performance obligation. When the SSP is directly observable, we estimate the SSP based upon the historical transaction prices, adjusted for geographic considerations, customer classes, and customer relationship profiles. In instances where the SSP is not directly observable, we determine the SSP using information that may include market conditions and other observable inputs. We may have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP. Determining the SSP for performance obligations which we never sell separately also requires significant judgment. In estimating the SSP, we consider the likely price that would have resulted from established pricing practices had the deliverable been offered separately and the prices a customer would likely be willing to pay.

(c) Contract Acquisition Costs

In conjunction with the adoption of ASC 606, we are required to capitalize certain contract acquisition costs. The capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be, on average, between one and five years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in prepaid expenses and other current assets, and in other assets, respectively. As of June 30, 2019, we had $1,413 of contract acquisition costs. We had amortization expense of $188 related to these costs during the nine months ended June 30, 2019. There was no impairment related to contract acquisition costs.

(d) Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and five years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as deferred costs. As of June 30, 2019, we had $43,120 of capitalized contract costs.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

We had amortization expense of $7,906 related to these costs during the nine months ended June 30, 2019. There was no impairment related to contract costs capitalized.

(e) Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e. only the passage of time is required before payment is due). We present such receivables in accounts receivable, net at their net estimated realizable value. We maintain an allowance for doubtful accounts to provide for the estimated amount of receivables that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other applicable factors.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. Contract assets are included in prepaid expenses and other current assets. As of June 30, 2019, we had $11,501 of current contract assets. The table below shows significant changes in contract assets (dollars in thousands):

Contract assets
Balance as of October 1, 2018	$6,470
Revenues recognized but not billed	29,644
Amounts reclassified to accounts receivable, net	(24,613)

Balance as of June 30, 2019	$11,501

Our contract liabilities, which we present as deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues. As of June 30, 2019, we had $355,426 of deferred revenue. The table below shows significant changes in deferred revenue (dollars in thousands):

Deferred revenue
Balance as of October 1, 2018	$335,252
Amounts billed but not recognized	99,411
Revenue recognized	(79,237)

Balance as of June 30, 2019	$355,426

(f) Remaining Performance Obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at June 30, 2019:

	Within One Year	Two to Five Years	Greater than Five Years	Total
Total revenue	$143,258	$173,309	$87,682	$404,249

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The table above includes fixed backlogs and does not include variable backlogs derived from contingent usage- based activities, such as royalties and usage-based connected services.

5. Acquisition-Related Costs

Acquisition-related costs include those costs incurred by the Cerence business related to potential and realized acquisitions. These costs consist of (i) transition and integration costs, including retention payments, transitional employee costs and earn-out payments, and other costs related to integration activities and (ii) professional service fees, including financial advisory, legal, accounting, and other outside services incurred in connection with acquisition activities and disputes.

The components of acquisition-related costs are as follows (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018
Transition and integration costs	$563	$1,257
Professional service fees	220	2,326

Total	$783	$3,583

6. Goodwill and Intangible Assets

(a) Goodwill

The changes in the carrying amount of goodwill as of June 30, 2019 are as follows (dollars in thousands):

Goodwill
Balance as of September 30, 2018	$1,119,946
Purchase accounting adjustments	3,595
Effect of foreign currency translation	(1,532)

Balance as of June 30, 2019	$1,122,009

(b) Intangible Assets, Net

The changes in the carrying amount of intangible assets as of June 30, 2019 are as follows (dollars in thousands):

Intangible Assets
Balance as of September 30, 2018	$84,812
Amortization	(15,550)

Balance as of June 30, 2019	$69,262

The accumulated amortization of intangible assets as of June 30, 2019 was $78,435.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (dollars in thousands):

	June 30, 2019	September 30, 2018
Compensation	$20,360	$25,262
Consulting and professional fees	5,788	768
Facility-related liabilities	1,986	486
Cost of revenue related liabilities	1,504	1,427
Sales and other taxes payable	927	1,472
Other	1,498	1,019

Total	$32,063	$30,434

8. Restructuring and Other Costs, Net

Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside of the ordinary course of our business such as employee severance costs, costs for consolidating duplicate facilities, and separation costs directly attributable to the Cerence business becoming a standalone public company. The following table sets forth accrual activity relating to restructuring reserves for the nine months ended June 30, 2019 (dollars in thousands):

	Personnel	Facilities	Separation	Total
Balance at September 30, 2018	$2,269	$6	$777	$3,052
Restructuring charges	47	1,705	15,395	17,147
Cash payments	(2,048)	(1,709)	(9,809)	(13,566)

Balance at June 30, 2019	$268	$2	$6,363	$6,633

	Nine Months Ended June 30,
	2019				2018
	Personnel	Facilities	Separation	Total	Personnel	Facilities	Separation	Total
Restructuring charges	$47	$1,705	$15,395	$17,147	$2,259	$—	$7,871	$10,130

For the nine months ended June 30, 2019, we recorded restructuring charges of $17,147, which included a $47 severance charge reversal related to the elimination of personnel across multiple functions, $1,705 primarily resulting from the restructuring of facilities that will no longer be utilized, and $15,395 related to professional services fees incurred to establish the Cerence business as a standalone public company.

For the nine months ended June 30, 2018, we recorded restructuring charges of $10,130, which included a $2,259 severance charge related to the elimination of personnel across multiple functions and $7,871 related to professional services fees incurred to establish the Cerence business as a standalone public company.

9. Stock-Based Compensation

The Parent maintains a number of stock-based compensation programs at the corporate level in which the Cerence business’ employees participate. All awards granted under the programs relate to the Parent’s common stock. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Cerence business would have experienced as an independent, publicly- traded company for the periods presented.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The stock-based compensation expense recorded by the Cerence business, in the years presented, includes the expense associated with the employees historically attributable to the Cerence business’ operations and the expense associated with the allocation of stock compensation expense for corporate employees.

The following table presents stock-based compensation expense included in the Cerence business’ Condensed Combined Statements of Operations related to the Parent’s stock-based compensation programs which are described in more detail further below (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018
Cost of licensing	$14	$3
Cost of connected services	713	365
Cost of professional services	733	1,287
Research and development	11,344	7,260
Sales and marketing	4,352	2,734
General and administrative	4,039	3,794

Total	$21,195	$15,443

Restricted Awards

The Parent is authorized to issue equity incentive awards in the form of Restricted Awards, including Restricted Units and Restricted Stock. Unvested Restricted Awards may not be sold, transferred or assigned. The fair value of the Restricted Awards is measured based upon the market price of the underlying common stock as of the date of grant, reduced by the purchase price of $0.001 per share of the awards. The Restricted Awards generally are subject to vesting over a period of two to four years, and may have opportunities for acceleration for achievement of defined goals. The Parent also issued certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of the Restricted Awards is amortized to expense over the awards’ applicable requisite service periods using the straight-line method. In the event that the employee’s employment terminates, or in the case of awards with only performance goals, if those goals are not met, any unvested shares are forfeited and revert to the Parent.

10. Income Taxes

The components of income before income taxes are as follows (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018
Domestic	$85	$11,572
Foreign	6,257	14,439

Income before income taxes	$6,342	$26,011

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The components of provision for income taxes are as follows (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018
Domestic	$5	$25,130
Foreign	1,855	3,624

Provision for income taxes	$1,860	$28,754

Effective tax rate	29.3%	110.5%

The effective tax rates were estimated based upon estimated income for the year, and the composition of the income in different countries. Our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the United States. Our effective tax rate may be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

Our effective income tax rate was 29.3% for the nine months ended June 30, 2019, compared to 110.5% for the nine months ended June 30, 2018. The effective tax rates for the nine months ended June 30, 2019 and June 30, 2018 differed from the U.S. federal statutory rates of 21% and 24.5%, respectively, primarily due to our earnings in foreign jurisdictions that are subject to lower tax rates and R&D credits. Upon adoption of ASC 606 on October 1, 2018, we recorded a $1,921 decrease to deferred tax assets.

11. Supplemental Cash Flow Information

Income taxes settled through net parent investment were as follows (dollars in thousands):

	Nine Months Ended June 30,
	2019	2018
Income taxes settled through net parent investment	$2,329	$17,135

12. Commitments and Contingencies

Litigation and Other Claims

Similar to many companies in the software industry, we are involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time relating to matters incidental to the ordinary course of our business, including at times actions with respect to contracts, intellectual property, employment, benefits and securities matters. At each balance sheet date we evaluate contingent liabilities associated with these matters in accordance with ASC 450 “Contingencies.” If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes, and estimates are based only on the best information available at the time. Due to the inherent uncertainties involved in claims and legal proceedings and in estimating losses that may arise, actual outcomes may differ from our estimates. Contingencies deemed not probable or for which losses were not estimable in one period may become probable, or losses may become estimable in later periods, which may have a material impact on our results of operations and financial position. As of June 30, 2019, accrued losses were not material to our condensed combined financial statements, and we do not expect any pending matter to have a material impact on our condensed combined financial statements.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Guarantees and Other

We include indemnification provisions in the contracts we enter with customers and business partners. Generally, these provisions require us to defend claims arising out of our products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, our total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases, our total liability under such provisions is unlimited. In many, but not all cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

We indemnify our directors and officers to the fullest extent permitted by Delaware law, which provides among other things, indemnification to directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions, we agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases, we purchase director and officer insurance policies related to these obligations, which fully cover the six-year period. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, and such directors and officers do not have coverage under separate insurance policies, we would be required to pay for costs incurred, if any, as described above.

13. Relationship with Parent and Related Entities

Historically, the Cerence business has been managed and operated in the normal course of business consistent with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to the Cerence business and reflected as expenses in the condensed combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Cerence business for purposes of the condensed combined financial statements. However, the expenses reflected in the condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Cerence business historically operated as a separate, standalone entity. In addition, the expenses reflected in the condensed combined financial statements may not be indicative of related expenses that will be incurred in the future by the Cerence business.

CERENCE

(A Business of Nuance Communications, Inc.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(a) General Corporate Overhead Allocation

The Parent provides facilities, information services and certain corporate and administrative services to the Cerence business. Expenses relating to these services have been allocated to the Cerence business and are reflected in the condensed combined financial statements. Where direct assignment is not possible or practical, these costs were allocated on a pro rata basis of revenues, headcount or other measures.

	Nine Months Ended June 30,
	2019	2018
Facility	$4,732	$4,585
Depreciation	1,565	1,109
Amortization	22	967

Facility and other usage charges:	6,319	6,661
Information services	6,289	6,039
Corporate and administrative services	16,156	13,845

Total	$28,764	$26,545

(b) Cash Management and Financing

The Cerence business participates in the Parent’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by the Parent. Cash receipts are transferred to centralized accounts which are also maintained by the Parent. As cash is disbursed and received by the Parent, it is accounted for by the Cerence business through the net parent investment account.

Historically, the Cerence business has received funding from the Parent for the Cerence business’ operating and investing cash needs. The Parent’s third-party debt and the related interest expense have not been allocated to the Cerence business for any of the years presented as the Cerence business is not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to the Cerence business.

(c) Intercompany Receivables/Payables

All significant intercompany transactions between the Cerence business and the Parent and its non-Cerence businesses have been included in these condensed combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded.

The total net effect of the settlement of these intercompany transactions have been accounted for through net parent investment in the Condensed Combined Balance Sheets and is reflected in the Condensed Combined Statements of Cash Flows as a financing activity.

	Nine Months Ended June 30,
	2019	2018
Net advancement (to) from Parent	$(65,792)	$17,427
Accrued bonus	1,573	618
Stock-based compensation	21,195	15,443
Corporate depreciation and amortization	1,587	2,076
Fixed asset reclasses (to) from Parent	(478)	591
Other	3,199	1,275

Net transfer (to) from Parent	$(38,716)	$37,430